

2020

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

Starbucks Visitors Center at Hacienda Alsacia, Costa Rica

OUR
MISSION

To inspire and nurture the human spirit – one person, one cup and one neighborhood at a time.

OUR
VALUES

With our partners, our coffee and our customers at our core, we live these values:

1 Creating a culture of warmth and belonging, where everyone is welcome.

2 Acting with courage, challenging the status quo and finding new ways to grow our company and each other.

3 Being present, connecting with transparency, dignity and respect.

4 Delivering our very best in all we do, holding ourselves accountable for results.

We are performance driven, through the lens of humanity.

Notice of Annual Meeting of Shareholders



When	**Where**	**Record Date**
March 18, 2020, Wednesday, at 10:00 a.m. (Pacific Time) Doors open at 8:00 a.m. (Pacific Time)	WAMU Theater next to CenturyLink Field 800 Occidental Avenue South Seattle, WA 98134	Shareholders as of January 10, 2020 are entitled to vote

ITEMS OF BUSINESS

PROPOSAL		BOARD VOTING RECOMMENDATION	PAGE REFERENCE (FOR MORE DETAIL)
Management Proposals			
Election of 13 directors		FOR each director nominee	19
Approval of an advisory resolution on our executive officer compensation		FOR	36
Ratification of selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2020		FOR	63
Shareholder Proposal			
EEO Policy Risk Report		AGAINST	65

Shareholders will also transact such other business as may properly come before the Annual Meeting.

Voting

Your broker will not be able to vote your shares with respect to any of the matters presented at the meeting, other than the ratification of the selection of our independent registered public accounting firm, unless you give your broker specific voting instructions.

Attending the Annual Meeting

In Person. To be admitted, you will be required to present a government-issued photo identification (such as a driver's license or passport) and proof of share ownership. More information can be found on the back cover of this proxy statement.

Via Webcast. Shareholders may view and listen to a live webcast of the meeting. The webcast will start at 10:00 a.m. (Pacific Time). See our Investor Relations website at http://investor.starbucks.com.

You do not need to attend the Annual Meeting of Shareholders to vote if you submitted your proxy in advance of the meeting.

YOUR VOTE IS VERY IMPORTANT. Even if you plan to attend our Annual Meeting in person, please cast your vote as soon as possible. Make sure to have your proxy card or voting instruction form (VIF) in hand:



By internet
go to www.proxyvote.com;



By toll-free telephone
from the United States, U.S. territories and Canada: call 1-800-690-6903;



By mail (if you received a paper copy of the proxy materials by mail): mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope; or



By scanning the QR code using your mobile device.

Submitting your proxy now will not prevent you from voting your shares at the Annual Meeting, as your proxy is revocable at your option. Shareholders may also vote in person at the Annual Meeting. If you are a registered shareholder (that is, you hold your shares in your name), you must present valid identification and proof of share ownership to vote at the Annual Meeting. If you are a beneficial shareholder (that is, your shares are held in the name of a broker, bank or other holder of record), you will also need to obtain a "legal proxy" from the registered shareholder to vote at the Annual Meeting.

Rachel Gonzalez

Rachel A. Gonzalez
executive vice president, general counsel and secretary

Starbucks Corporation
2401 Utah Avenue South
Seattle, Washington 98134
January 24, 2020

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on March 18, 2020. Our proxy statement follows. Financial and other information concerning Starbucks is contained in our Annual Report. The proxy statement and Annual Report are available on our Investor Relations website at http://investor.starbucks.com. Additionally, you may access our proxy materials at www.proxyvote.com, a site that does not have "cookies" that identify visitors to the site.

Table of Contents

This proxy statement contains forward-looking statements regarding Starbucks current expectations within the meaning of the applicable securities laws and regulations. These statements are subject to a variety of risks and uncertainties that could cause actual results to differ materially from expectations. These risks and uncertainties include, but are not limited to, the risks detailed in the company filings with the Securities and Exchange Commission, including the Risk Factors section of Starbucks Annual Report on Form 10-K for the fiscal year ended September 29, 2019. We assume no obligation to update any of these forward-looking statements.

Letter to Our Shareholders

DEAR FELLOW SHAREHOLDERS —

It was in 1971 when we opened the door to our very first store in Pike Place Market - a significant moment in time that began our journey as a purpose-driven company focused on a mission, anchored in values and grounded in the human experience.

Today, Starbucks is known as one of the world's most admired and trusted companies. Such reflection on the past several decades reminds us of the importance of staying true to our mission and values. Looking into the future inspires us to boldly reimagine the future of Starbucks.

It is this balance between honoring the past and reinventing the future that has made this past year one of transformative growth for our company. Under the leadership of our world-class Starbucks management team, we made investments toward the future well-being of our company and elevated the *Starbucks Experience* for hundreds of millions of loyal customers.

At the heart of our success are more than 400,000 Starbucks partners (employees) in over 31,000 stores across over 80 markets around the world who transform our stores into communities. Our customers visit daily, seeking an opportunity to connect and be inspired.

When we invest in our partners, they invest in the *Starbucks Experience*

Our partners choose Starbucks because they believe in our mission, because we live our values, and because we work together to create opportunity and fulfill aspirations. It is why our partners proudly put on the green apron every day and stay longer with us than any other retail company. It is also why we continue to innovate and provide new and meaningful benefits for eligible full-time and part-time partners, ranging from healthcare and equity in the form of stock to the opportunity to earn a tuition-free four-year college degree through Arizona State University in the United States, providing mental wellness support in the United States and Canada and offering a critical illness insurance program for the parents of Starbucks partners in China.

We are enabling predictable, sustainable growth

In 2019, Starbucks delivered record results by remaining focused and disciplined in executing our "Growth at Scale" agenda: a strategy built on accelerating growth in our lead markets of the United States and China, expanding the global reach of Starbucks through the Global Coffee Alliance with Nestlé and increasing returns to all of our stakeholders – our partners, shareholders and the communities we serve.

Over the past year, we have continued to streamline the Company, sharpen our focus, and drive improvements in operating performance while making strategic investments in our people, technology and stores. Notable highlights from the past year include the transition of **France, the Netherlands and Thailand** to licensed businesses while delivering **a record $26.5 billion in total net revenues.** We expanded the **Global Coffee Alliance** to more than **30 markets** and strengthened our **digital and loyalty platforms** globally, grew our established **China Digital Partnership** with Alibaba and surpassed our goal of expanding Starbucks® Delivers to 3,000 stores in 100 cities by the end of the fiscal year.

We stood up the **Tryer Center** in Seattle as a catalyst for company-wide innovation, transforming the way we innovate, breaking down barriers to enable more flexibility and creativity. In the spirit of embracing new ideas that are inspiring to our partners, relevant to customers and meaningful to our stakeholders, we established an anchor investment in **Valor Siren Ventures** to stimulate food and retail technology innovation and created a strategic partnership with **Brightloom** to accelerate development of our enhanced digital flywheel.

With the growth, trust and admiration of our iconic brand in mind, we showcased the unique stature of the *Starbucks Experience* when we proudly opened **Roasteries** in New York and Tokyo this year. We also held a **Leadership Experience** in Chicago to connect with and inspire 12,000 store managers. Together, we continue to build and elevate this enduring company.

As we look forward, our management team is confident that the strategic investments we have made, combined with the plans we have developed for fiscal 2020, will lead to continued, sustainable growth in the years ahead.

Focused on strengthening communities and leading in sustainability, we believe the pursuit of profit is not in conflict with the pursuit of doing good

As we reimagine our future at Starbucks, one thing that remains unchanged is our commitment to inspire and nurture the human spirit – one person, one cup and one neighborhood at a time.

Our stores and partners are dedicated to serving more than coffee – they also serve the greater community. Our commitment begins with cultivating a culture of belonging for the more than 100 million customer occasions each week. We encourage all partners to participate in service projects and community activations such as Coffee with a Cop, Starbucks® FoodShare and youth mentoring programming to help strengthen their communities.

We also remain relentless in our efforts to lead in sustainability, starting with support for the coffee farming community. We have invested more than $150 million in coffee communities worldwide in the form of agronomy research, tree distributions, Farmer Support Centers, loan programs, donations to The Starbucks Foundation and more. Thanks to our partners and customers, more than 40 million disease-resistant coffee trees have been donated to coffee farmers to help improve the quality and yields of their harvests.

Our efforts to help preserve the planet and promote sustainability extend to limiting our carbon footprint, waste and water usage.

We continue to work across our industry through the NextGen Consortium to develop an open-source solution to use a more widely recyclable and compostable cup, and to improve recycling and composting infrastructure. Our near-term goals are to develop 100% compostable and recyclable cups by 2022 and to eliminate the use of plastic straws globally by the end of 2020.

Starbucks purchases enough renewable energy to power 100% of its company-operated stores in the U.S., Canada and the UK with clean energy. Worldwide, more than three-quarters of Starbucks operations are powered by renewables. We also now operate more than 1,600 LEED® (Leadership in Energy and Environmental Design)-certified stores around the world, and yet we know there is more we can do.

Now in partnership with the World Wildlife Fund, we are going further with an open-source Greener Stores framework to build and operate 10,000 Greener Stores by 2025.

We believe that today, the world needs leadership in sustainability more than ever. In this regard, we ask you to pay particular attention to a summary of our current sustainability activity and our approach to future sustainability initiatives as detailed in this year's proxy statement.

We are proud of the ongoing evolution of our board and its engagement in the Company's strategy

The Starbucks board of directors is integral to determining the Company's overall long-term strategy, including our "Growth at Scale" agenda. Our board brings deep experience, expertise and insights to the important issues facing Starbucks. While focused on creation of shareholder value, the board is also invested in our commitment to meaningful social impact. Our board annually reviews social impact programming as part of its strategic planning process.

We have continued to focus on board composition to align our board's strengths with our evolving strategy. In September 2019, we added three new board members with experience and expertise to enhance our board and our company; Richard E. Allison, Jr., Chief Executive Officer of Domino's; Andrew Campion, Executive Vice President and Chief Financial Officer of NIKE and Isabel Ge Mahe, Apple's Vice President and Managing Director of Greater China. Their expertise across global technology, retail and customer experience at scale will support our agenda to adapt Starbucks for the years ahead. Their unique perspectives will be valuable as we continue to execute our strategy and invest in the future of the Company.

We are building an enduring Company

We aspire to be a different kind of company. It was at our Annual Meeting in 2019 that we shared our vision for building an enduring company, a company that is focused on honoring our heritage while reimagining our future. This past year was a critical step in that journey, and we are energized at what lies ahead for Starbucks.

Thank you for your continued support.

With Respect,



Myron E. Ullman, III
independent chair of the board



Kevin R. Johnson
president and ceo

Business Overview – 2019 Highlights

Starbucks is the premier roaster, marketer and retailer of specialty coffee in the world. With more than 31,000 specialty retail stores and a growing presence in consumer package goods ("CPG"), Starbucks is a part of our customers' everyday routines in over 80 markets around the globe. In our retail stores alone, we welcomed over 100 million customer occasions each week in 2019. Since 1971, we have been committed to ethically sourcing and roasting high-quality *arabica* coffee. Through our unwavering commitment to excellence and our guiding principles, we bring the unique *Starbucks Experience* to life for every customer through every cup.

While staying true to our mission and values, we made meaningful progress against our strategic priorities and delivered strong operating results in fiscal 2019, by bringing even more focus and discipline to our core business and further streamlining our Company.

Fiscal 2019 was a transformative year for the Company as we continued to execute our "Growth at Scale" agenda, which has led to a dramatic turnaround in the business.

"Growth at Scale" Agenda

Accelerate U.S. and China

Achieved comparable store sales growth of **5%** in the U.S. and **4%** in China.

Expand Global Reach

Launched three new CPG coffee platforms in **over 30 new markets**, leveraging our Global Coffee Alliance with Nestlé.

Increase Returns

Returned **$12 billion** to shareholders.

Increased our quarterly dividend by a double-digit percentage rate for the 10th consecutive year.

With our steadfast commitment to build an enduring company, we continued to invest in our partners, in technology and in our stores to enable predictable, sustainable growth, while delivering value for all of our stakeholders. These investments enabled us to accelerate the pace of innovation at Starbucks and deliver relevant, meaningful and inspiring experiences for our partners and customers throughout fiscal 2019.

Building the Brand

Elevate the *Starbucks Experience*

Through focused training and strategic labor allocation – including the deployment of new technology – achieved all-time-high **customer connection scores** in the U.S.

Opened an innovative **Starbucks Now store** in China, seamlessly integrating Starbucks signature café environment with Mobile Order & Pay and Starbucks® Delivers customer experience.

Deliver Relevant Beverage Innovation

Achieved national penetration of **Nitro Cold Brew** in the U.S.

Extended **Cold Foam** product range in the U.S. with introduction of Pumpkin Cream Cold Brew.

Launched **Modern Mixology** cold beverage platform in China.

Expand Digital Relationships

Introduced **multi-tier redemption** for Starbucks® Rewards Members in the U.S.

Launched Mobile Order & Pay and significantly expanded Starbucks® Delivers in China.

FISCAL 2019 ACHIEVEMENTS



Expanded global retail store base	Increased net revenues	Grew non-GAAP EPS 17% to	Returned	Grew U.S. active Starbucks® Rewards members to
7%	**7%**	**$2.83***	**$12 Billion**	**17.6 Million**
to more than 31,000 stores	to a record $26.5B		to shareholders	Up 15% year over year

Grew China active Starbucks® Rewards members to **10.0 Million** Up 45% year over year

*   Annex A includes a reconciliation of non-GAAP EPS to diluted net earnings per share ("EPS"), the most directly comparable measure reported under generally accepted accounting principles in the United States ("GAAP").

Starbucks fiscal 2019 results reinforce our confidence in the strategies we are implementing to grow the business and demonstrate the robustness of our long-term, double-digit EPS growth algorithm. With the strategic initiatives that we plan to implement in fiscal 2020, we are excited about our ability to sustain strong growth in the years ahead.

Shareholder Returns

Starbucks returned $12 billion of capital to shareholders in fiscal 2019, on track with our fiscal 2018 commitment to return $25 billion through fiscal 2020. Our record of delivering total shareholder return ("TSR") and returning capital reflects our commitment to long-term value creation.

CUMULATIVE TSR AS OF 9/29/19



1-year	**+58%**
5-year	**+156%**
10-year	**+940%**

Starbucks has returned a total of

$24.4 Billion

in capital to shareholders in the last three years.



GOVERNANCE AND OUR BOARD

BOARD OF DIRECTORS


Key Market Opportunities
Consumer Trends
Long-term Growth Algorithm
Oversees Starbucks Long-term Strategy
Enterprise Risk Assessment
Competitive Developments
Social Impact Agenda
Sustainability Initiatives

Audit and Compliance Committee ("ACC" or "Audit Committee")

Oversees the accounting and financial reporting processes and the internal and external audit processes, reviewing the financial information, the systems of internal control, risk management strategies and practices and compliance with the Company's business conduct and code of ethics.

Compensation and Management Development Committee

("CMDC" or "Compensation Committee")

Oversees compensation practices and determines compensation and other benefits, as well as development and implementation of management development plans and succession planning practices to foster sufficient management depth at the Company to support its continued growth and the talent needed to execute long-term strategies.

Nominating and Corporate Governance Committee

("NCGC" or "Nominating/ Governance Committee")

Oversees corporate governance, including board refreshment, advising and making recommendations to the board regarding candidates for election as directors of the Company, and addressing any related matters.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE HIGHLIGHTS

Since its beginning, Starbucks set out to be a company that creates meaningful connections in our stores and positive impact in the communities we serve. As we have grown to more than 31,000 stores in more than 80 markets, so too has our ability to lead and create global social impact, and together we work to elevate our partners, customers, neighbors and suppliers to create positive change.

In line with our values to be performance driven through the lens of humanity, our leadership has been challenging the status quo with rigor and with the recognition that we cannot do it alone. Our leadership values ongoing dialogue with external experts, partners, customers, shareholders and our board of directors. Our board of directors is also integrally involved in establishing and overseeing our social impact priorities.

LEADING IN SUSTAINABILITY



SUSTAINABLE COFFEE
We are proud that 99% of our coffee is verified as ethically sourced according to Coffee and Farmer Equity ("C.A.F.E.") Practices, and we are working to reach 100%. With increasing impacts of climate change, we have invested more than $150 million to help increase the prosperity and resilience of the farmers and workers who grow coffee around the world by investing in coffee communities, sharing technical coffee knowledge and innovating with new agricultural approaches to increase quality and yields and decrease environmental impact.



GREENER POWER
Starbucks purchases enough renewable energy to power 100% of its company-operated stores in the U.S., Canada and the UK with clean energy. Worldwide, more than three-quarters of Starbucks operations are powered by renewables. Our next step has been not just to buy renewable energy, but to invest in solar and wind farms and work to source 100% renewable energy for all global store operations as well as our global supply chain and office locations.



GREENER STORES
We have been a leader for more than a decade in LEED® Certification, and we are now going beyond that in partnership with the World Wildlife Fund with an open-source Starbucks "Greener Stores" operations framework and the goal to design, build and operate 10,000 of these stores by 2025.



GREENER CUPS AND STRAWLESS LIDS
We are committed to decreasing the waste associated with our business, increasing recycling and promoting reusability. This includes the commitment to eliminate plastic straws globally by the end of 2020 and identify cup technologies that are more widely recyclable and compostable.

STRENGTHENING OUR COMMUNITIES



POSITIVE IMPACT IN OUR COMMUNITIES
From the neighborhoods where our stores are located to the farms where our coffee is grown, we are dedicated to having a positive economic impact and strengthening our communities — whether it's donating more than 20 million meals as part of Starbucks® Foodshare program, community service or investing in innovative store formats to support underserved neighborhoods, veterans and military spouses, or people who are deaf and hard of hearing.



THE STARBUCKS FOUNDATION
Starbucks also contributes to The Starbucks Foundation, which supports our communities around the globe. In fiscal 2019, we donated approximately $12 million.

CREATING PATHWAYS TO OPPORTUNITY



EQUAL OPPORTUNITIES
At Starbucks, our work begins with a commitment to creating a welcoming and inclusive place away from home or work, which we call a "third place." As a leader in gender and race pay equity and senior leadership representation, as well as supplier diversity and inclusion, we continue to listen, make progress, assess and continually improve our Company's approach to equity, diversity and inclusion among our partners and in our stores.



PARTNER INVESTMENT
We are dedicated to creating an outstanding experience for our partners, as we believe that when we put them first, the result is an elevated *Starbucks Experience* for our stores, customers and communities. In part, this means competitive compensation and best-in-class benefits that are customized for different regions. It also means committing to hire thousands more veterans and military spouses, refugees and Opportunity Youth.

LEADERSHIP & GOVERNANCE



ETHICS
We advise and enable leaders to engage in ethical business practices, work to help ensure effective legal risk management and encourage partners to speak up if they have concerns.



RISK MANAGEMENT
The board and management work together to understand the material risks the Company faces and the steps necessary to manage those risks, including determining the level of risk appropriate for the Company.

Proxy Summary

This summary highlights information contained in the proxy statement. This summary does not contain all the information that you should consider, and you should read the entire proxy statement before voting.

BOARD HIGHLIGHTS

Director Nominees

The following tables provide summary information about our director nominees. Directors are elected annually by a majority of votes cast. Your board of directors recommends that you vote “FOR” the election of each of the 13 nominees. See page 19 for this resolution.

					Committee Memberships		
	Name & Principal Occupation	Age	Director Since	Independent	Audit and Compliance Committee	Compensation and Management Development Committee	Nominating and Corporate Governance Committee
	Richard E. Allison, Jr.* Chief Executive Officer and Director of Domino’s Pizza, Inc.	52	2019	✓		Member	
	Rosalind G. Brewer group president, Americas and chief operating officer of Starbucks Corporation	57	2017				
	Andrew Campion* Executive Vice President and Chief Financial Officer of NIKE, Inc.	48	2019	✓	Member		
	Mary N. Dillon Chief Executive Officer and Director of Ulta Beauty, Inc.	58	2016	✓		Committee Chair	Member
	Isabel Ge Mahe* Vice President and Managing Director of Greater China of Apple, Inc.	45	2019	✓			Member
	Mellody Hobson Co-Chief Executive Officer and President of Ariel Investments, LLC	50	2005	VC	Committee Chair		
	Kevin R. Johnson president and chief executive officer of Starbucks Corporation	59	2009				
	Jørgen Vig Knudstorp Executive Chairman of LEGO Brand Group	51	2017	✓	Member		Committee Chair
	Satya Nadella Chief Executive Officer and Director of Microsoft Corporation	52	2017	✓		Member	
	Joshua Cooper Ramo Co-Chief Executive Officer and Vice Chairman of Kissinger Associates, Inc.	51	2011	✓	Member		Member
	Clara Shih Chief Executive Officer and Director of Hearsay Systems, Inc.	38	2011	✓		Member	Member
	Javier G. Teruel Retired Vice Chairman of Colgate-Palmolive Company	69	2005	✓	Member	Member	
	Myron E. Ullman, III Retired Executive Chairman and CEO of J.C. Penney Company, Inc.	73	2003	Chair of the Board			Member

* Denotes new board member.

Legend: Member; Chair of the Board; VC Vice Chair of the Board; Committee Chair

Board Refreshment

In September 2019, the board added three new members: Richard E. Allison, Jr., CEO of Domino's Pizza; Andrew Campion, CFO of NIKE, Inc.; and Isabel Ge Mahe, Vice President and Managing Director of Greater China of Apple, Inc. Their expertise across global technology, strategy and financial management, brand and marketing, and retail and customer experience at scale will accelerate Starbucks drive to innovate in a way that is meaningful to our customers and inspiring to our partners. The addition of these directors complements the existing skills and experiences of the continuing directors. Each new member adds value by bringing his or her perspective to the table, which will be key in working with the board and management to execute Starbucks strategy, drive growth and build long-term stakeholder value.

Board Snapshot

INDEPENDENCE		DIRECTOR TENURE		AGE DISTRIBUTION		DIVERSITY	
Independent	11	0-4 years	7	<50 years	3	Female	38%
Not-Independent	2	5-9 years	2	50-60 years	8	Ethnic Diversity	46%
		10-14 years	3	61-70 years	1	National Diversity	23%
		15+ years	1	>70 years	1		
		Average Director Tenure: **6 years**		Average Age: **54**			

EXPERIENCE/QUALIFICATIONS/SKILLS/ATTRIBUTES

Industry Experience	7/13	Domestic & International Sustainability and Public Policy Experience	6/13
Financial/Capital Allocation Experience	10/13	Technology Experience	9/13
Gender, Ethnic or National Diversity	8/13	Human Capital Management Experience	8/13
Brand Marketing Experience	12/13	Public Company Board Experience	9/13
International Operations & Distribution Experience	9/13	Senior Leadership Experience	13/13

CORPORATE GOVERNANCE HIGHLIGHTS

2019

BOARD INDEPENDENCE

Independent Board Committees:

All

11 ^{of 13}
Independent Director Nominees

75
Mandatory Retirement Age

Independent Chair of the Board:

Myron E. Ullman, III

Independent Vice Chair of the Board:

Mellody Hobson

BOARD AND COMMITTEE MEETINGS IN FISCAL 2019

7 FULL BOARD MEETINGS

4 Independent Director-Only Sessions

9 Audit and Compliance

5 Compensation and Management Development

5 Nominating and Corporate Governance

DIRECTOR ELECTIONS

ANNUAL
Frequency of Board Elections

MAJORITY
Voting Standards for Uncontested Elections

Proxy Access for Director Nominations

3%
Ownership Threshold

3 years
Holding Period

Nominees
Greater of 2 or 20% of board

Group Formation
Up to 20 shareholders

BOARD EFFECTIVENESS

Purpose:

- The board is responsible for overseeing the exercise of corporate powers and ensuring that the Company's business and affairs are managed to meet its stated goals and objectives and that the long-term interests of the shareholders are served.
- The board recognizes its responsibility to engage and provide for the continuity of executive management that possesses the character, skills and experience required to attain the Company's goals.

Board and Committee Evaluations:

- In fiscal 2019, the board established an independent external review process to be conducted every three years, in addition to continuing annual board and committee evaluations, as was done in the past.

ALIGNING DIRECTOR AND SHAREHOLDER INTERESTS

Talent and Culture:

- Our board selects nominees who contribute to the board's overall diversity, contribute positively to the existing chemistry and collaborative culture among board members and possess professional and personal experience relevant to the Company's goal of being one of the world's leading brands.
- Diversity is broadly construed to mean a variety of opinions, perspectives, personal and professional experiences and backgrounds, such as gender, race and ethnicity differences, as well as other differentiating characteristics.

Director Compensation:

- Our goal is to recruit and retain the most qualified individuals and to compensate in-line with market standards for their service and objectivity.
- Directors may elect to receive their compensation in the form of cash or equity grants and are subject to stock ownership guidelines, as further described on pages 34 to 35.

SHAREHOLDER ENGAGEMENT

Starbucks has a history of actively engaging with our shareholders. We believe that strong corporate governance should include year-round engagement with our shareholders.

We have a long-standing, robust shareholder outreach program through which we solicit feedback on our corporate governance, executive compensation program, disclosure practices and environmental and social impact programs and goals. Investor feedback is shared with our board as described below.

Corporate Governance Cycle



WINTER / SPRING

- Publish Annual Report and proxy statement
- Conduct active outreach with top investors to discuss items to be considered at the Annual Meeting of Shareholders
- Annual Meeting of Shareholders

SUMMER

- Review vote results from our most recent Annual Meeting
- Share investor feedback with board of directors
- Evaluate proxy season trends, corporate governance best practices, regulatory developments and our current practices

FALL

- Conduct active outreach with top investors to understand their corporate governance, executive compensation and environmental and social priorities
- Share investor feedback with board of directors

2019 Outreach

Engagement

As part of our regular shareholder outreach, we engaged with 13 of our top 20 shareholders, representing approximately 30% of our total shares outstanding.

In addition, we engaged with all proponents who submitted shareholder proposals in fiscal 2019 to better understand and respond to their concerns.

Participants

Outreach was conducted by a cross-functional team including:

- Investor Relations
- Global Rewards
- Law & Corporate Affairs
- Public Affairs
- Global Social Impact
- Global Public Policy
- Organization & Leadership Effectiveness

Additionally, our ceo and cfo engage in meaningful dialogue with our shareholders through our quarterly earnings calls and investor-related outreach events.

Topics

Key areas of discussion included:

- Corporate Governance
- Executive Compensation
- Diversity and Inclusion
- Human Capital
- Sustainability Programs
- Supply Chain
- Company Policy
- Brand/Public Affairs
- Risk Management
- Long-term Growth Strategy
- Financial Performance

EXECUTIVE COMPENSATION ADVISORY VOTE

Our board of directors recommends that shareholders vote to approve an advisory resolution on the compensation paid to the Company's named executive officers ("NEO"), as described in this proxy statement, for the following reasons. See page 36 for this resolution.

Pay Delivery Aligned with Performance

Based on effective program design and best practices, and consistent with our pay-for-performance philosophy, our executive compensation is aligned with Company performance. The vast majority of compensation value we deliver to our executives is in the form of compensation that is variable and "at-risk" based on performance.



93% AT-RISK

CEO Compensation Mix

7% **13%** **80%**

SALARY   TARGET ANNUAL INCENTIVE   TARGET LONG-TERM INCENTIVE

89% AT-RISK

NEO* Compensation Mix

11% **13%** **76%**

* Excludes Mr. Maw who retired on November 30, 2018.

Strong Governance Standards and Best Practices

The Compensation Committee of our board of directors is fully engaged to respond to the dynamic business environment in which we operate. As discussed in the Compensation Discussion and Analysis ("CD&A") section of this proxy statement, the Compensation Committee acts to:

- Adapt our compensation program to match the needs of our business
- Attract and retain top talent in a dynamic and challenging business environment
- Foster long-term shareholder value creation and pay-for-performance alignment by creating meaningful equity incentives linked to rigorous financial objectives
- Mitigate compensation-related risk to the organization
- Conduct an annual say-on-pay advisory vote and regularly engage with shareholders on executive compensation

Effective Program Design

- Competitive total rewards package benchmarked against comparable peers
- Vast majority of pay based on performance, primarily in the form of stock-based compensation
- Promotion of retention through multi-year vesting of stock awards
- Rigorous stock ownership guidelines
- Robust clawback policy
- No hedging or pledging transactions in Starbucks stock
- No single-trigger change-in-control equity acceleration provisions
- No change-in-control severance or tax gross-ups
- No above-market perquisites

Changes to 2019 Incentive Plan Design

EXECUTIVE MANAGEMENT BONUS PLAN (“ANNUAL INCENTIVE BONUS PLAN”)



FY18 Design	BASE ($)	✖	TARGET ANNUAL INCENTIVE OPPORTUNITY (%)	✖	[NET REVENUE (weighted 40%)	+	OPERATING INCOME (weighted 60%)]		
FY19 Design	BASE ($)	✖	TARGET ANNUAL INCENTIVE OPPORTUNITY (%)	✖	[NET REVENUE (weighted 40%)	+	OPERATING INCOME (weighted 60%)]	+	INDIVIDUAL PERFORMANCE FACTOR (NEW)
					(weighted 70%)				(weighted 30%)

Leadership Stock Plan (Long-term)

Performance-Based Restricted Stock Units (“PRSUs”) Design. In response to shareholder feedback and consistent with our focus on strategic performance that will drive longer-term TSR, beginning with PRSUs granted in fiscal 2019, the Compensation Committee lengthened the performance period from two years to three years and will use EPS and a relative TSR modifier to determine payout. Annual EPS performance will be averaged over three years to determine baseline payout, and three-year relative TSR performance versus the S&P 500 will modify the award.

Restricted Stock Units (“RSUs”) Design. The Compensation Committee further determined it was important to provide additional emphasis on building executive ownership and encouraging retention. Accordingly, the Compensation Committee determined that, beginning in fiscal 2019, the portion of long-term incentives previously awarded to executive officers in stock options (40% of long-term award value) would be delivered instead in time-based RSUs.

LEADERSHIP STOCK PLAN



FY18 Design	2-YR EPS TARGET	✖	2-YR ROIC TARGET (downward modifier only)	+	STOCK OPTIONS
	60% PERFORMANCE RSUs				40% STOCK OPTIONS
FY19 Design	ANNUAL EPS PERFORMANCE TARGETS AVERAGED OVER 3 YEARS (NEW)	✖	3-YR rTSR VS S&P 500 (upward or downward modifier) (NEW)	+	TIME-BASED RSUs (NEW)
	60% PERFORMANCE RSUs				40% TIME-BASED RSUs

GLOBAL SOCIAL IMPACT

For Us, the Pursuit of Profit is Consistent with the Pursuit of Doing Good.

Helping people thrive supports the long-term sustainability of the premium products we provide. Whether it's *arabica* coffee, tea, cocoa or manufactured goods, we are committed to offering high-quality, ethically and sustainably produced products.

Starbucks has consistently reported performance against its social impact commitments and the related impacts of its global business operations. Since 2001, we have publicly reported social and environmental performance metrics in our Global Social Impact Report on an annual basis, and we continue to optimize our efforts to provide transparent and accurate information. In addition, Starbucks annually submits performance and data to key industry-recognized reports such as the Dow Jones Sustainability Index and the Carbon Disclosure Project annual carbon emissions report.

Our annual Global Social Impact Report focuses on three key areas that are critical to our business: leading in sustainability, strengthening communities and creating pathways to opportunity.

Here is a Summary of Our Social Impact Activities:



LEADING IN SUSTAINABILITY
Our vision is **sustainable coffee, served sustainably.**

Responsible Coffee



Coffee Sourcing Commitment
Today, 99% of our coffee is verified as ethically sourced by Conservation International. We are committed to our goals of reaching 100% ethically sourced coffee, working as part of the Sustainable Coffee Challenge to make coffee the world's first sustainable agricultural product and improving the lives of at least one million people in coffee communities around the world.



Planting Coffee Trees
Thanks to our partners and customers, more than 40 million disease-resistant coffee trees have been donated to coffee farmers to help improve the quality and yields of their harvests. Our goal is to provide 100 million of these coffee trees to farmers by 2025.



Open-Source Agronomy
Our Global Agronomy Center at Hacienda Alsacia in Costa Rica and nine Farmer Support Centers provide open-source training and other resources to coffee farmers around the world. Our goal is to train 200,000 coffee farmers by the end of 2020.



Starbucks Global Farmer Fund and Relief Funds
We have invested nearly $50 million in the Starbucks Global Farmer Fund to support farmers, and this comes in addition to relief funds, such as the $20 million we provided in 2019 to many of our smallholder coffee farmers in Latin America who experienced the effects of low global coffee prices.



The Starbucks Foundation Origin Grants
We are supporting women and families in coffee- and tea-growing communities by making donations to The Starbucks Foundation, which has provided approximately $25 million in Origin Grants that focus on strengthening leadership skills and income-generating activities as well as creating healthier homes.

Greener Retail



Greener Cups and Packaging
We are working across our industry through the NextGen Consortium to develop an open-source solution to use a more widely recyclable and compostable cup, and to improve recycling and composting infrastructure. Our goal is to develop 100% compostable and recyclable cups by 2022. We are committed to doubling the recycled content, recyclability and reusability of our cups and packaging by 2022 and eliminating the use of plastic straws globally by the end of 2020.



Greener Stores
Starbucks operates more than 1,600 LEED®-certified stores around the world. Now in partnership with the World Wildlife Fund, we are going further with an open-source Greener Stores framework for development and operation. Our goal is to build and operate 10,000 Greener Stores by 2025.



Greener Power
Starbucks purchases enough renewable energy to power 100% of its company-operated stores in the U.S., Canada and the UK with clean energy. Worldwide, more than three-quarters of Starbucks operations are powered by renewables. Our next step has been not just to buy renewable energy, but to invest in solar and wind farms, which supports access to green power in the communities where we operate. We are now working to source 100% renewable energy for global store operations as well as our global supply chain, headquarters and office locations.



Greener Aprons
More than 17,000 Starbucks partners around the world have enrolled in the Greener Apron sustainability training program through Starbucks Global Academy.



STRENGTHENING COMMUNITIES

Since its beginning, Starbucks set out to be a company that creates meaningful connection in our stores and **positive impact in the communities where we live and work.**



Rescue Unsold Food Available to Donate

Starbucks® FoodShare program, which launched in 2016 in partnership with Feeding America, packages eligible unsold food and delivers the meals to non-profits. Starbucks has a goal to rescue 100% of the unsold food available from its U.S. company-operated stores by the end of 2020. Currently, around 60% of stores participate, and more than 20 million meals have been donated through the program. Internationally, similar programs exist in several markets, and interest in the model continues to grow.



Local and Community-Centric Economic Development

Globally, we have invested in more than a dozen Community Stores, which provide extra services and resources specific to their communities. We have also invested globally in four Signing Stores for people who are deaf and hard of hearing. In the U.S., we have invested in 65 Military Family Stores. All these store formats help demonstrate our desire not only to provide the best experience we can for our customers, but also to help have a positive impact on and strengthen the communities we serve.

In 2019, we led an innovative social impact investment in Chicago, partnering with Community Development Financial Institutions to invest $10 million in small business development loans with a focus on the city's underserved communities.

Following a successful test, we have launched The Starbucks Foundation Service Fellows, where 100 Starbucks hourly store partners work 20 hours in their store each week while spending another 20 hours with a local non-profit in one of 20 U.S. cities. The program is catalytic in communities that need support and provides an opportunity for Starbucks partners to pursue their personal passion to get involved in their communities.



The Starbucks Foundation Grants

In fiscal 2019, The Starbucks Foundation supported communities around the world with nearly $16 million in grants, including Neighborhood Grants in the U.S. and Canada, which allow store partners to provide grants to local non-profit organizations that are meaningful in their communities. These grants are enabled by donations from Starbucks.



CREATING PATHWAYS TO OPPORTUNITY

Starbucks has and continues to look to **create pathways to opportunity** for our partners and others in our communities.



Diversity, Equity and Inclusion

At Starbucks, our work begins with a commitment to creating a welcoming and inclusive third place. In 2019, we published a Civil Rights assessment that evaluated our ongoing efforts related to diversity, equity and inclusion and how they support our mission and values. The report has helped anchor our commitment to creating a culture of belonging for our customers, our partners and the communities they serve.

The report, conducted by Covington & Burling LLP under the leadership of the former Attorney General Eric Holder, includes updates on some of our newer initiatives and current commitments, as well as recommendations to strengthen our current programs, policies and initiatives.

We have already implemented several recommendations in this report. We will continue to welcome our partners, customers, civil rights and community leaders, along with our newly hired chief inclusion & diversity officer, to advise us along this journey and help us create a third place where everyone feels welcome. We maintain an equity and inclusion timeline to document our progress.

We have been recognized as a top employer for LGBTQ workplace equality, achieved a 100% rating from the Human Rights Campaign's Corporate Equality Index, and have been recognized as a Best Place to Work for Disability Inclusion by the Disability Equality Index.



Global Gender Pay Equity

Starbucks has achieved — and maintained — 100% pay equity for women and men and people of all races performing similar work in the U.S. In 2018, when we first hit that milestone, we also announced that we are committed to reaching 100% gender pay equity for our all partners in Starbucks company-operated markets globally. A year later, we verified that we reached that goal in China and Canada — and are continuing our work around the world.

Leveraging our experience working to achieve gender equity in pay in the U.S. and other markets, we have formulated pay equity principles — equal footing, transparency and accountability — that other employers can implement to help address known, systemic barriers to global pay equity. In the U.S., we have also established best practices supporting each of these principles. Going forward, we will establish global practices as well.

At the senior leadership level, our board is currently comprised of 38% women, four of whom are members of minorities groups. We are working toward goals of having women occupy 50% of vice president and above roles by the end of 2020, and an increase of 50% over 2015 of people of color in these roles.



Supplier Diversity and Inclusion

Starbucks maintains a Supplier Diversity and Inclusion program that seeks to provide qualified women-, minority-, people with disabilities-, veteran- and small (8(a) and HUBZone)-owned suppliers with an equal opportunity to compete for our business. In particular, the program works to identify and deliver high-quality products and services across all business channels while fostering economic development in the communities Starbucks serves.

Since first reporting our purchases with diverse suppliers in 2000, we have awarded over $7.5 billion of business to diverse suppliers. In fiscal 2019, we spent $703 million with diverse suppliers, which is an increase of $104 million over the previous year.



Health Benefits Including Mental Health

Starbucks has pioneered innovative benefits for our full- and part-time partners. Starbucks benefits package in the U.S. is available to eligible partners who work at least 20 hours a week and includes comprehensive and affordable health insurance, a tuition-free college degree program, equity in the form of stock, paid parental leave, child and adult back-up care and more. We offer coverage for transgender procedures, which we developed in partnership with the World Professional Association for Transgender Health. We offer reimbursement for uncovered fertility services and adoption expenses, and in 2019, we added reimbursement for uncovered surrogacy and intrauterine insemination.

Also in 2019, we announced a mental health initiative for the U.S. and Canada. It includes efforts to break the stigma around mental health needs through powerful partnerships and advocacy with organizations such as the Born This Way Foundation and Team Red White & Blue, connecting partners to quality care that meets their specific needs and providing unprecedented training to 12,000 store managers on an ongoing basis.

Internationally, we customize our compensation packages to remain competitive and responsive to partners' feedback. For example, for partners in our company-operated stores across Mainland China, we offer a critical illness insurance plan for their parents.



Graduate 25,000 Partners by 2025 and Increase Accessibility and Performance

Starbucks College Achievement Plan is helping partners complete their education through Arizona State University ("ASU") online. More than 3,000 partners have graduated to date with over 13,000 partners participating in ASU's online degree programs. We are proud to continue to lead the way in this area, providing 100% tuition reimbursement to partners that work an average of 20 hours or more.



Achieved Goal of Hiring 25,000 Veterans and Military Spouses by 2025

To date, we have hired over 26,000 veterans and military spouses, and our goal from now on is to hire 5,000 each year.



Hire 10,000 Refugees Globally by 2022



Hire 100,000 Opportunity Youth by the end of 2020

To date, we have hired over 96,000 Opportunity Youth.

For more information, please visit www.starbucks.com/responsibility and https://stories.starbucks.com.

Proxy Statement

We are making this proxy statement available to you on January 24, 2020 in connection with the solicitation of proxies by our board of directors for the Starbucks Corporation 2020 Annual Meeting of Shareholders. At Starbucks and in this proxy statement, we refer to our employees as "partners." Also in this proxy statement, we sometimes refer to Starbucks as the "Company," "we" or "us," and to the 2020 Annual Meeting of Shareholders as the "Annual Meeting." When we refer to the Company's fiscal year, we mean the annual period ending on the Sunday closest to September 30 of the stated year. Information in this proxy statement for 2019 generally refers to our 2019 fiscal year, which was from October 1, 2018 through September 29, 2019 ("fiscal 2019").

VOTING INFORMATION

Record Date. The record date for the Annual Meeting is January 10, 2020. On the record date, there were 1,173,997,402 shares of our common stock outstanding and there were no outstanding shares of any other class of stock.

Voting Your Proxy. Holders of shares of common stock are entitled to cast one vote per share on all matters. Proxies will be voted as instructed by the shareholder or shareholders granting the proxy. Unless contrary instructions are specified, if the proxy is completed and submitted (and not revoked) prior to the Annual Meeting, the shares of Starbucks common stock represented by the proxy will be voted: (i) **FOR** the election of each of the thirteen director candidates nominated by the board of directors; (ii) **FOR** the approval of the advisory resolution on our executive compensation; (iii) **FOR** the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending September 27, 2020 ("fiscal 2020"); (iv) **AGAINST** the shareholder proposal regarding EEO policy risk report; and (v) in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting.

Revoking Your Proxy. If you are a registered shareholder (meaning, a shareholder who holds shares issued in his or her name and therefore appears on the Company's share register) and have executed a proxy, you may revoke or change your proxy at any time before it is exercised by: (i) executing and delivering a later-dated proxy card to our corporate secretary prior to the Annual Meeting; (ii) delivering written notice of revocation of the proxy to our corporate secretary prior to the Annual Meeting; or (iii) attending and voting in person at the Annual Meeting. Attendance at the Annual Meeting, in and of itself, will not constitute a revocation of a proxy. If you voted by telephone or the Internet and wish to change your vote, you may call the toll-free number or go to the website, as may be applicable in the case of your earlier vote, and follow the directions for revoking or changing your vote. If your shares are held in the name of a broker, bank or other holder of record, you should follow the voting instructions you receive from the holder of record to revoke your proxy or change your vote.

Vote Required. The presence, in person or by proxy, of holders of a majority of the outstanding shares of Starbucks common stock is required to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and "broker non-votes" (shares held by a broker or nominee that does not have discretionary authority to vote on a particular matter and has not received voting instructions from its client on that matter but are deemed to be present at the Annual Meeting) are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Annual Meeting.

We have majority voting procedures for the election of directors in uncontested elections. If a quorum is present, a nominee for election to a position on the board of directors will be elected as a director if the votes cast for the nominee exceed the votes cast against the nominee. The term of any incumbent director who does not receive a majority of votes cast in an election held under the majority voting standard terminates on the earliest to occur of: (i) 90 days from the date on which the voting results of the election are certified; (ii) the date the board of directors fills the position; or (iii) the date the director resigns. If a quorum is present, approval of the advisory resolution on executive compensation, ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm and approval of all shareholder proposals, and any other matters that properly come before the meeting, require that the votes cast in favor of such actions exceed the votes cast opposing such actions. The following will not be considered votes cast and will not count in determining the election of any director nominee or approval of the other proposals: (i) broker non-votes; (ii) a share whose ballot is marked as abstain; (iii) a share otherwise present at the Annual Meeting but for which there is an abstention; and (iv) a share otherwise present at the Annual Meeting but which is not voted.

Unless you provide voting instructions to any broker holding shares on your behalf, your broker may not use discretionary authority to vote your shares on any of the matters to be considered at the Annual Meeting other than the ratification of our independent registered public accounting firm. Please vote your proxy so your vote can be counted. Proxies and ballots will be received and tabulated by Broadridge Financial Services, our inspector of elections for the Annual Meeting.

Even if you plan to attend our Annual Meeting in person, please cast your vote as soon as possible. Make sure to have your proxy card or voting instruction form (VIF) in hand:



By internet
go to www.proxyvote.com;



By toll-free telephone
from the United States, U.S. territories and Canada — 1-800-690-6903;



By mail (if you received a paper copy of the proxy materials by mail): mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope; or



By scanning the QR code using your mobile device.

ELECTION OF DIRECTORS

Our board of directors currently has 13 members. The board of directors has nominated all 13 directors for election at the 2020 Annual Meeting, to serve until the 2021 Annual Meeting of Shareholders and until their respective successors have been elected and qualified. 10 of the 13 directors were elected at the 2019 Annual Meeting.

Unless otherwise directed, the persons named in the proxy intend to vote all proxies **FOR** the election of the nominees, as listed below, each of whom has consented to serve as a director if elected. If, at the time of the Annual Meeting, any nominee is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by the board of directors, unless the board chooses to reduce its own size. The board of directors has no reason to believe that any of the nominees will be unable or will decline to serve if elected. Proxies cannot be voted for more than thirteen persons since that is the total number of nominees.

STARBUCKS BOARD OF DIRECTORS

We believe that our directors should satisfy several qualifications, including demonstrated integrity, a record of personal accomplishments, a commitment to participation in board activities and other attributes discussed below in "Our Director Nominations Process" on page 31. We also endeavor to have a board that represents a range of qualities, skills and depth of experience in areas that are relevant to and contribute to the board's oversight of the Company's global activities. Following the biographical information for each director nominee, we describe the key experiences, qualifications, skills and attributes the director nominee brings to the board that, for reasons discussed in the chart below, are important to Starbucks businesses and structure. The board considered these key experiences, qualifications, skills and attributes and the nominees' other qualifications in determining to recommend that they be nominated for election.

Experience/Qualifications/Skills/Attributes

	Industry Experience	As the premier roaster, marketer and retailer of specialty coffee in the world, we seek directors who have knowledge of and experience in the consumer products, retail, food and beverage industries, which is useful in understanding our product development, retail and licensing operations.
	Financial/ Capital Allocation Experience	As a large public company, Starbucks is committed to strong financial discipline, effective allocation of capital, an appropriate capital structure, risk management, legal and regulatory compliance and accurate disclosure practices. We believe that directors who have senior financial leadership experience at large global organizations and/or financial institutions and directors who are experienced allocators of capital are instrumental to Starbucks success.
	Gender, Ethnic or National Diversity	We value representation of gender, ethnic, geographic, cultural, and other perspectives that expand the board's understanding of the needs and viewpoints of our customers, partners, governments and other stakeholders worldwide.
	Brand Marketing Experience	We believe it is important for our directors to have brand marketing experience because of the importance of image and reputation in the specialty coffee business and our objective to maintain Starbucks standing as one of the most recognized and respected brands in the world.
	International Operations & Distribution Experience	Starbucks has a strong global presence. The Company operates over 31,000 stores in over 80 markets. Accordingly, international operations and distribution experience is important for our directors to have, especially as we continue to expand globally and develop new channels of distribution.
	Domestic & International Sustainability and Public Policy Experience	We believe that it is important for our directors to have domestic and international experience in sustainability and public policy to help us address significant public policy issues, adapt to different business and regulatory environments and facilitate our work with governments all over the world.
	Technology Experience	Our business has become increasingly complex as we have enhanced our offerings, expanded our global footprint and increased online customer ordering capabilities. This increased complexity requires a sophisticated level of technology resources and infrastructure as well as technological expertise. And, as a consumer retail company, it is important for our directors to have digital and social media experience, which can provide insight and perspective with respect to our various business functions.
	Human Capital Management Experience	At Starbucks, our people are one of our most valuable assets. We seek to live our values through the culture we develop with our partners and our customers. It is important that our directors have experience managing and developing values and culture in a large global work force so that we can continue to live our mission to inspire and nurture the human spirit – one person, one cup and one neighborhood at a time.
	Public Company Board Experience	Directors who have served on other public company boards can offer advice and perspective with respect to board dynamics and operations, relations between the board and Starbucks management and other matters, including corporate governance, executive compensation and oversight of strategic, operational, compliance-related matters and relations with shareholders.
	Senior Leadership Experience	We believe that it is important for our directors to have served in senior leadership roles at other organizations, which demonstrates strong abilities to motivate and manage others, to identify and develop leadership qualities in others and to manage organizations. Starbucks global scale and complexity requires aligning multiple areas of operations, including, but not limited to, marketing, merchandising, supply chain, human resources, real estate and technology. Senior leadership experience is necessary to ensure achievement of strategic priorities and objectives.

Board Snapshot

INDEPENDENCE

Independent	11
Not-Independent	2

DIRECTOR TENURE

0-4 years	7
5-9 years	2
10-14 years	3
15+ years	1

Average Director Tenure: **6 years**

AGE DISTRIBUTION

<50 years	3
50-60 years	8
61-70 years	1
>70 years	1

Average Age: **54**

DIVERSITY

Female	38%
Ethnic Diversity	46%
National Diversity	23%

The table below summarizes the key experience, qualifications and attributes for each director nominee and highlights the balanced mix of experience, qualifications and attributes of the board as a whole. This high-level summary is not intended to be an exhaustive list of each director nominee's skills or contributions to the board.

	Industry Experience	Financial/ Capital Allocation Experience	Gender, Ethnic or National Diversity	Brand Marketing Experience	International Operations & Distribution Experience	Domestic & International Sustainability and Public Policy Experience	Technology Experience	Human Capital Management Experience	Public Company Board Experience	Senior Leadership Experience
Richard E. Allison, Jr.	✔	✔		✔	✔		✔	✔	✔	✔
Rosalind G. Brewer	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Andrew Campion		✔		✔	✔	✔				✔
Mary N. Dillon	✔	✔	✔	✔			✔	✔	✔	✔
Isabel Ge Mahe		✔	✔	✔	✔		✔	✔		✔
Mellody Hobson		✔	✔	✔		✔	✔		✔	✔
Kevin R. Johnson	✔	✔		✔	✔	✔	✔	✔	✔	✔
Jørgen Vig Knudstorp	✔	✔	✔	✔	✔		✔	✔		✔
Satya Nadella		✔	✔	✔	✔		✔	✔	✔	✔
Joshua Cooper Ramo						✔			✔	✔
Clara Shih			✔	✔			✔			✔
Javier G. Teruel	✔	✔	✔	✔	✔				✔	✔
Myron E. Ullman, III	✔	✔		✔	✔	✔		✔	✔	✔

Board Recommendation

The board of directors recommends that shareholders vote **FOR** the election of each of the nominees to the board of directors.



Nominees

Set forth below is certain information furnished to us by the director nominees. There are no family relationships among any of our current directors or executive officers. None of the corporations or other organizations referenced in the biographical information below is a parent, subsidiary or other affiliate of Starbucks.



RICHARD E. ALLISON, JR. **Independent**

Age: 52
Director Since: 2019

Committees:
CMDC

 Caffè Americano

RICHARD E. ALLISON, JR. has served as Chief Executive Officer and a member of the board of directors of Domino's Pizza, Inc., the largest pizza company in the world based on global retail sales, since July 2018. He joined Domino's in March 2011 as Executive Vice President of International and then served as President, Domino's International from October 2014 to July 2018. During the seven years that Mr. Allison led the international division, it expanded by more than 20 countries and grew by more than 5,000 stores. Prior to joining Domino's, Mr. Allison worked at Bain & Company, Inc. for more than 13 years, serving as a Partner from 2004 to December 2010, and as co-leader of Bain's restaurant practice. Mr. Allison was identified as a director candidate by a third-party search firm and was then recommended to the board by the Nominating and Corporate Governance Committee.

DIRECTOR QUALIFICATIONS

Throughout Mr. Allison's extensive experience in the restaurant industry, particularly his years spent at Domino's, he has cultivated a deep understanding of the large- and small-scale operations, strategic planning initiatives, market development objectives and other critical elements of steering a global restaurant chain. The growth of Domino's global brand under Mr. Allison's direction highlights his strong leadership capabilities and dedication to excellence, qualities that he brings to his role as director.



ROSALIND G. BREWER
group president, Americas and chief operating officer



Age: 57
Director Since: 2017

 Starbucks Reserve® Christmas (Drip or Clover® brewed)

ROSALIND G. BREWER has served as group president, Americas and chief operating officer since October 2017, and has been a director since March 2017. Ms. Brewer served as President and Chief Executive Officer of Sam's Club, a membership-only retail warehouse club and a division of Walmart Inc., a multinational retail corporation, from February 2012 to February 2017. Previously, Ms. Brewer was Executive Vice President and President of Walmart's East Business Unit from February 2011 to January 2012; Executive Vice President and President of Walmart South from February 2010 to February 2011; Senior Vice President and Division President of the Southeast Operating Division from March 2007 to January 2010; and Regional General Manager, Georgia Operations, from 2006 to February 2007. Prior to joining Walmart, Ms. Brewer was President of Global Nonwovens Division for Kimberly-Clark Corporation, a global health and hygiene products company, from 2004 to 2006 and held various management positions at Kimberly-Clark Corporation from 1984 to 2006. She currently serves as the Chair of the Board of Trustees

for Spelman College and as a director on the Board of Directors of Amazon.com, Inc. She formerly served on the Board of Directors for Lockheed Martin Corporation and Molson Coors Brewing Company.

DIRECTOR QUALIFICATIONS

In addition to her deep understanding of the Company's day-to-day business and operations as head of the Americas business and her role as chief operating officer, Ms. Brewer brings to the board of directors extensive insight on large scale operations and supply chain logistics based on her senior leadership positions as President and Chief Executive Officer of Sam's Club and as Executive Vice President for Walmart, as well as extensive experience in consumer products marketing and distribution.

Ms. Brewer also brings to the board her vast experience in product development, product management, leadership, digital technology and innovation, international operations and distribution, the identification and nurturing of talent and the development of culture and values within organizations. She also has experience in capital allocation, productivity and optimizing margins in ways that promote sustainable growth.



ANDREW CAMPION **Independent**



Age: 48
Director Since: 2019

Committees:
ACC

 Almond Milk Latté with 1 Splenda®

ANDREW CAMPION has served as the Executive Vice President and Chief Financial Officer of NIKE, Inc., a multinational athletic footwear, apparel, equipment and services corporation, since 2015. Mr. Campion was appointed Senior Vice President, Strategy, Finance and Investor Relations for NIKE, Inc. in 2014. This role was assumed in addition to Mr. Campion's prior role as Chief Financial Officer of the NIKE Brand, a role to which he was appointed in 2010. Mr. Campion joined NIKE, Inc. in 2007, leading Global Strategic Planning, Global Financial Planning and Market Intelligence. From 1996 to 2007, he held leadership roles in strategic planning, mergers and acquisitions, financial planning and analysis, operations planning, investor relations and tax at The Walt Disney Company, a multinational mass media and entertainment corporation. Mr. Campion was identified as a director candidate by a third-party search firm and then recommended to the board by the Nominating and Corporate Governance Committee.

DIRECTOR QUALIFICATIONS

As a CFO of a large multinational company, Mr. Campion has a broad range of leadership experience in the public company sector, including overseeing financial development, implementing overall growth and spearheading new business relationships and synergies to strengthen brand value and visibility. His background in finance and law enables him to provide unique macro- and micro-level insights into business decisions and their potential impact on the Company's strategic objectives. Mr. Campion brings his deep knowledge of investor relations, among his other skills and passions, to his role as director on the board.



MARY N. DILLON Independent



Age: 58
Director Since: 2016

Committees:
CMDC (chair), NCGC

 Nitro Cold Brew with Sweet Cream

MARY N. DILLON has been a Starbucks director since January 2016. Since July 2013, Ms. Dillon has served as Chief Executive Officer and a member of the Board of Directors of Ulta Beauty, Inc., a beauty products retailer. Prior to joining Ulta Beauty, she served as President and Chief Executive Officer and a member of the Board of Directors of United States Cellular Corporation, a provider of wireless telecommunications services, beginning in June 2010. Prior to joining U.S. Cellular, Ms. Dillon served as Global Chief Marketing Officer and Executive Vice President of McDonald's Corporation from 2005 to 2010, where she led the company's worldwide marketing efforts and global brand strategy. Prior to joining McDonald's, Ms. Dillon held several positions of increasing responsibility at PepsiCo Corporation, including as President of the Quaker Foods division from 2004 to 2005 and as Vice President of Marketing for Gatorade and Quaker Foods from 2002 to 2004. Ms. Dillon also currently serves on the Board of Directors of KKR & Co. Inc. and previously served on the Board of Directors of Target Corporation.

DIRECTOR QUALIFICATIONS
As CEO of a large publicly traded company and with her executive leadership experience, Ms. Dillon provides the board with top-level leadership perspective in organizational management and operations as well as capital allocation. With over thirty years of experience with large consumer-driven businesses, Ms. Dillon brings to the board her unique insights into the management of complex organizations and the development and motivation of employees in today's evolving retail environment. She also possesses valuable knowledge and expertise in brand marketing and strategy.



ISABEL GE MAHE Independent



Age: 45
Director Since: 2019

Committees:
NCGC

 Flat White

ISABEL GE MAHE has served as the Vice President and Managing Director of Greater China of Apple Inc., a multinational technology company, since 2017. In addition to providing leadership and coordination of Apple's Greater China-based teams, she is a key influencer on China-inspired product features. From 2008 through 2017, Ms. Ge Mahe served as Apple's Vice President of Wireless Technologies. Before joining Apple, she served as Vice President of Wireless Software Engineering at Palm, Inc., a computer software and hardware company, and held key technical and managerial positions at other wireless companies. Ms. Ge Mahe was identified as a director candidate by a third-party search firm and then recommended to the board by the Nominating and Corporate Governance Committee.

DIRECTOR QUALIFICATIONS
Ms. Ge Mahe brings her unique background in the technology sector and Asian markets to her role as a director. As the Company continues its growth into these very markets and expands its technology-based strategies for information aggregation and consumer engagement, Ms. Ge Mahe's knowledge will be invaluable. Her experience at Apple and Palm exemplify both technical expertise and managerial skills, including guiding individual employees and broader regional divisions to meet consumer need and reach company-wide metrics for success. She is listed as one of Fortune Magazine's "Most Powerful Women International."



MELLODY HOBSON Independent, vice chair of the board



Age: 50
Director Since: 2005

Committees:
ACC (chair)

 Pike Place Roast, black*

MELLODY HOBSON has served as vice chair of the board since June 26, 2018 and has been a Starbucks director since February 2005. Ms. Hobson has served as Co-CEO, President and Director of Ariel Investments, LLC, an investment management firm, since 2019. She previously served as President of Ariel Investments from 2000 to 2019. In addition, she serves as the President and Chairman of the Board of Trustees of the Ariel Investment Trust, a registered investment company advised by Ariel Investments. She previously served as Senior Vice President and Director of Marketing at Ariel Capital Management, Inc. from 1994 to 2000, and as Vice President of Marketing at Ariel Capital Management, Inc. from 1991 to 1994. Ms. Hobson works with a variety of civic and professional institutions, including serving as Co-Chair of the Lucas Museum of Narrative Arts and as Chairman of After School Matters, which provides Chicago teens with high quality out-of-school time programs. Additionally, she is on the Board of Governors of the Investment Company Institute. Ms. Hobson also serves on the Board of Directors of JPMorgan Chase & Co., and, formerly, she served on the Board of Directors of DreamWorks Animation SKG, Inc. and The Estée Lauder Companies Inc.

DIRECTOR QUALIFICATIONS
As the president, co-CEO and a director of a large investment company, Ms. Hobson brings significant leadership, operational, investment and financial expertise to the board of directors. She brings a strong investor perspective to the boardroom and infuses discussions with insights from a shareholder, capital markets and capital allocation lens. Ms. Hobson's experience as an on-air CBS news contributor and analyst on finance and the economy provides insight into media and communications and public relations considerations. Ms. Hobson also brings to the board of directors valuable knowledge of corporate governance and similar issues from her service on other publicly traded companies' boards of directors as well as her service on the Investment Company Institute's Board of Governors' Executive Committee and her prior service on the SEC Investment Advisory Committee. In addition, Ms. Hobson has brand marketing experience through her past service on the Board of Directors of The Estée Lauder Companies Inc. and the DreamWorks Animation SKG Board prior to its acquisition by Comcast Corporation.



---

*   Pike Place is a registered trademark of The Pike Place Market PDA, used under license.

KEVIN R. JOHNSON
president and chief executive officer



Age: 59
Director Since: 2009

 Triple Espresso Macchiato

KEVIN R. JOHNSON has served as president and chief executive officer since April 2017 and has been a Starbucks director since March 2009. Mr. Johnson served as president and chief operating officer from March 2015 to April 2017. Mr. Johnson served as Chief Executive Officer of Juniper Networks, Inc., a leading provider of high-performance networking products and services, from September 2008 to December 2013. He also served on the Board of Directors of Juniper Networks from September 2008 through February 2014. Prior to joining Juniper Networks, Mr. Johnson served as President, Platforms and Services Division for Microsoft Corporation, a worldwide provider of software, services and solutions. Mr. Johnson was a member of Microsoft's Senior Leadership Team and held several senior executive positions over the course of his 16 years at Microsoft. Prior to joining Microsoft in 1992, Mr. Johnson worked in International Business Machine Corp.'s systems integration and consulting business.

DIRECTOR QUALIFICATIONS
Through his experience as a board member, former chief operating officer and current president and chief executive officer of the Company, Mr. Johnson provides the board of directors with a unique perspective on Starbucks business, operations, strategic direction, vision, the importance of identifying and developing talent and aligning partners to the Company's mission and values. Mr. Johnson's extensive experience in the technology industry provides the board of directors with unique insights into platforms for global integration of information systems as well as the use of technology in our brand marketing, media and communications efforts. Through his various senior leadership positions, including his experience as Chief Executive Officer of Juniper Networks and extensive senior executive experience with a large, multinational company, Mr. Johnson also has experience with the challenges inherent in managing a complex organization; leading global businesses focused on both consumer and business needs; and utilizing technology to drive business strategy, productivity and innovation.



JØRGEN VIG KNUDSTORP **Independent**



Age: 51
Director Since: 2017

Committees:
ACC, NCGC (chair)

 Pike Place® Roast Americano*

JØRGEN VIG KNUDSTORP has been a director since March 2017. Since January 2017, Mr. Knudstorp has served as Executive Chairman of LEGO Brand Group, owner of the LEGO brand and controlling company of the LEGO Group, a leading manufacturer of construction toys. From October 2004 to December 2016, he served as President and Chief Executive Officer of the LEGO Group. He previously held various leadership positions at the LEGO Group from

2001 to 2004, including Senior Vice President, Corporate Affairs from 2003 to 2004; Vice President, Strategic Development in 2003; Senior Director, Global Strategic Development & Alliance Management from 2002 to 2003; and Director, Strategic Development from 2001 to 2002. Prior to joining the LEGO Group, Mr. Knudstorp served as a Management Consultant at McKinsey & Company, a management consulting firm, from 1998 to 2001.

DIRECTOR QUALIFICATIONS
Mr. Knudstorp brings to the board his top executive leadership experiences at one of the world's most renowned toy manufacturers, which has a highly recognizable brand and a record of innovation. His extensive global leadership experience provides the board with unique insights and knowledge of brand and digital marketing, strategy, consumer products, development and nurturing of human capital and organizational culture and values, finance, capital allocation, international operations and distribution, and formation and management of strategic alliances.



SATYA NADELLA **Independent**



Age: 52
Director Since: 2017

Committees:
CMDC

 Double Espresso

SATYA NADELLA has been a director since March 2017. Mr. Nadella has served as Chief Executive Officer and a member of the Board of Directors of Microsoft Corporation, a global technology provider, since February 2014. He has held various leadership positions at Microsoft since joining Microsoft in 1992, and most recently, Mr. Nadella was executive vice president of Microsoft's Cloud and Enterprise group. In this role, he led the transformation to the cloud infrastructure and services business. Previously, Nadella led R&D for the Online Services Division and was vice president of the Microsoft Business Division. Before joining Microsoft, Nadella was a member of the technology staff at Sun Microsystems. Mr. Nadella currently serves on the Board of Trustees of Fred Hutchinson Cancer Research Center and the University of Chicago Board of Trustees.

DIRECTOR QUALIFICATIONS
Mr. Nadella brings to the board of directors global business leadership experience, extensive experience in the technology industry and an understanding of how technology will be used and experienced around the world, in addition to deep expertise in allocating capital and optimizing productivity. He also provides the board with invaluable insights as Starbucks continues its focus on innovative ways to use technology to elevate its brand and grow its business. His experience in leading a multinational, complex enterprise, aligning teams and motivating employees, developing human capital and talent, fostering a robust culture and his strategic and operational expertise have facilitated important contributions to board discussions and oversight. Mr. Nadella also brings insight and knowledge in international operations and distribution gained from his service as CEO and other senior leadership positions at one of the world's largest public technology companies.



* Pike Place is a registered trademark of The Pike Place Market PDA, used under license.

JOSHUA COOPER RAMO **Independent**



Age: 51
Director Since: 2011

Committees:
ACC, NCGC

 Caffè Americano

JOSHUA COOPER RAMO has been a Starbucks director since May 2011. Since July 2015, Mr. Ramo has served as Co-Chief Executive Officer and Vice Chairman of Kissinger Associates, Inc. an advisory firm where he has served as Vice Chairman since 2011 and been employed since 2005. He was previously the Managing Partner for the Office of JL Thornton & Co., LLC, a corporate advisory specialist and an advisor to Goldman Sachs, from 2003 to 2005. Mr. Ramo spent his early career as a journalist, most recently with Time Magazine, from 1995 to 2003 serving as Senior Editor and Foreign Editor. He is a leading China scholar and has written several papers on China's development that have been distributed in China and abroad. In 2008, Mr. Ramo served as China Analyst for NBC during the Summer Olympics in Beijing. He is the author of two New York Times best-selling books, "The Age of the Unthinkable" (2009) and "The Seventh Sense" (2016). Mr. Ramo has been a term member of the Council on Foreign Relations, Asia 21 Leaders Program, World Economic Forum's Young Global Leaders and Global Leaders for Tomorrow, and co-founder of the U.S.-China Young Leaders Forum. He also serves on the Board of Directors of FedEx Corporation.

DIRECTOR QUALIFICATIONS

Mr. Ramo's broad international experience provides the board of directors unique insights related to Starbucks strategy, operations and business as a global company. Mr. Ramo brings to the board significant strategic partnership, commercial transaction, business negotiation and advisory experience from his Kissinger Associates' Co-CEO and Vice Chairmanship, as well as domestic and international public policy experience. Mr. Ramo has extensive knowledge in several important strategic areas, including innovative problem-solving related to global risks and opportunities, particularly regarding China, and navigating cross-cultural and cross-border opportunities.



CLARA SHIH **Independent**



Age: 38
Director Since: 2011

Committees:
CMDC, NCGC

 Matcha Green Tea Latte with Almond Milk

CLARA SHIH has been a Starbucks director since December 2011. Ms. Shih is Chief Executive Officer and a Board member of Hearsay Systems, Inc., an enterprise software company serving Fortune 500 firms, which she co-founded in August 2009. From June 2006 to June 2009, she served as Product Management Director, AppExchange of salesforce.com, Inc., an enterprise software company. From 2004 to 2006, she served as Associate, Strategy and Business Operations for Google, Inc. Previously, Ms. Shih was a software engineer at Microsoft Corporation. Ms. Shih, the creator of the first business application on Facebook, is the author of "The Facebook Era" (2009) and "The Social Business Imperative" (2016). She has been named one of Businessweek's Top Young Entrepreneurs, one of Fortune's Most Powerful Women Entrepreneurs, and one of CNN Money's "40 under 40: Ones to Watch." She was also named a "Young Global Leader" by the World Economic Forum.

DIRECTOR QUALIFICATIONS

Ms. Shih brings to the board social media, digital and mobile expertise, brand marketing, innovation and entrepreneurial experience from her founder and CEO position with Hearsay Systems, as well as her prior experience at other technology companies. She provides unique insights to Starbucks related to technology innovation and growth of the business, including on social networking sites across marketing, sales, customer service, recruiting and R&D functions. She also provides valuable generational perspectives and insights into evolving consumer and generational trends.



JAVIER G. TERUEL **Independent**



Age: 69
Director Since: 2005

Committees:
ACC, CMDC

 Flat White with Whole Milk and Cold Foam

JAVIER G. TERUEL has been a Starbucks director since September 2005. Mr. Teruel served as Vice Chairman of Colgate-Palmolive Company, a consumer products company, from July 2004 to April 2007, when he retired. Prior to being appointed Vice Chairman, Mr. Teruel served as Colgate-Palmolive's Executive Vice President responsible for Asia, Central Europe, Africa and Hill's Pet Nutrition. After joining Colgate in Mexico in 1971, Mr. Teruel served as Vice President of Body Care in Global Business Development in New York and President and General Manager of Colgate-Mexico. He also served as President of Colgate-Europe, and as Chief Growth Officer responsible for the company's growth functions. Mr. Teruel currently serves as a Partner of Spectron Desarrollo, SC, an impact investment and consulting firm, and as Chairman of Alta Growth Capital, a private equity firm. He previously served on the Board of Directors of The Pepsi Bottling Group, Inc. He currently serves on the Board of Directors of J.C. Penney Company, Inc. and Nielsen Holdings plc.

DIRECTOR QUALIFICATIONS

Mr. Teruel brings to the board extensive brand marketing experience and international distribution and operations experience from his various executive roles at a large, multinational consumer products company, including considerable product development, merchandising and marketing skills and perspectives. His international background provides unique insights relevant to Starbucks strategy, operations and business as a global company. He also provides important investment-oriented perspectives and insights into achieving growth in key business areas. Through his senior leadership and public company board experiences, Mr. Teruel also possesses extensive knowledge in several important business areas, including leadership, finance, risk assessment, and international, cross-border and cross-cultural dynamics faced by global companies.





MYRON E. ULLMAN, III Independent, chair of the board

Age: 73

Director Since: 2003

Committees:

NCGC

 Nitro Cold Brew with Sweet Cream

MYRON E. ULLMAN, III has served as chair of the board since June 2018 and has been a Starbucks director since January 2003. Mr. Ullman served as Executive Chairman of J.C. Penney Company, Inc., a chain of retail department stores, from August 2015 to August 2016, when he retired. From April 2013 to August 2015, Mr. Ullman served as Chief Executive Officer and a member of the Board of Directors of J.C. Penney Company, Inc. Mr. Ullman had previously served as Executive Chairman of J.C. Penney Company, Inc., from November 2011 to January 2012, and as the Chairman of the Board of Directors and Chief Executive Officer from December 2004 to November 2011. Mr. Ullman served as Directeur General, Group Managing Director of LVMH Möet Hennessy Louis Vuitton, a luxury goods manufacturer and retailer, from July 1999 to January 2002. From January 1995 to June 1999, he served as Chairman and Chief Executive Officer of DFS Group Limited, a retailer of luxury branded merchandise. From 1992 to 1995, Mr. Ullman served as Chairman and Chief Executive Officer of R.H. Macy & Co., Inc. Mr. Ullman previously served on the Board of Directors for Ralph Lauren Corporation, Saks, Inc., Pzena Investment Management, Inc. and as the Chairman of the Federal Reserve Bank of Dallas. He currently serves on the Board of Directors of Taubman Centers, Inc.

DIRECTOR QUALIFICATIONS

Through Mr. Ullman's senior leadership and public company board experience with U.S. and international retailers, he brings to the board of directors extensive knowledge in important business areas, including leadership of global businesses, strategy and execution, finance, capital allocation, executive compensation, risk assessment and compliance. He also has a great appreciation for the importance of developing, nurturing and sustaining human capital to achieve strong business performance, promote a robust corporate culture and cultivate the commitment of employees and business partners. He also brings to the board brand marketing experience and international distribution and operations experience from his roles at major U.S. and international retailers, as well as insights and perspectives from positions he has held in the real estate industry and the public sector. Mr. Ullman's experiences as chairman and chief executive officer of various entities during his career provide the board of directors and management with insight into navigating the challenges and opportunities inherent in managing a complex organization and consumer and retail-facing brands.



Corporate Governance

BOARD STRUCTURE AND RESPONSIBILITIES

Board Leadership

The board of directors is responsible for overseeing the exercise of corporate power and ensuring that Starbucks business and affairs are managed to meet the Company's stated goals and objectives and that the long-term interests of the shareholders are served. The Governance Principles for the Board of Directors ("Governance Principles") provide for the Nominating and Corporate Governance Committee ("Nominating/Governance Committee") to recommend to the board on a biennial basis a director for election by the board as the chair of the board. The Nominating/Governance Committee may also recommend one or more vice chairs of the board for election by the board. The board believes that it should maintain flexibility to select Starbucks chair of the board and board leadership structures from time to time. It believes that the two-year term for the chair and vice chair provides continuity for the board.

Our ceo is the principal executive officer of the Company and has general charge and supervision of the business and strategic direction of the Company. Our independent chair of the board facilitates the board's oversight of management and the Company's long-range strategy and business initiatives and serves as a liaison between management and independent directors.



INDEPENDENT CHAIR OF THE BOARD

Myron E. Ullman, III has served as chair of the board since June 26, 2018. His term was extended on March 19, 2019 and expires at the 2021 Annual Meeting of Shareholders. Mr. Ullman is an independent, non-employee board member.

The duties of the chair of the board include the following:

- Preside over and manage the meetings of the board;
- Support a strong board culture by fostering an environment of open dialogue, effective information flow and constructive feedback among the members of the board and senior management, facilitating communication among the chair, the vice chair, the board as a whole, board committees and senior management and encouraging director participation in discussions;
- Approve the scheduling of meetings of the board, lead the preparation of the agenda for each meeting and approve the agenda and materials for each meeting;
- Serve as liaison between management and independent directors;
- Represent the board at annual meetings of shareholders and be available, when appropriate, for consultations with shareholders;
- Act as an advisor to the ceo on strategic aspects of the business; and
- Such other duties as prescribed by the board.



INDEPENDENT VICE CHAIR OF THE BOARD

Mellody Hobson has served as vice chair of the board since June 26, 2018. Her term was extended on March 19, 2019 and expires at the 2021 Annual Meeting of Shareholders. Ms. Hobson is an independent, non-employee board member.

The duties of the vice chair of the board include the following:

- Preside over and manage the meetings of the board in the absence of the chair of the board;
- Work closely with and under the direction of the chair to assist the chair in carrying out his or her duties, including, but not limited to, the duties of the chair listed above;
- Provide such other assistance as the chair of the board may request; and
- Such other duties as prescribed by the board of directors.

Our board believes that its leadership structure is appropriate because it effectively allocates authority, responsibility and oversight between management and the independent members of our board and supports the independence of our non-management directors.

Board Meeting Annual Calendar



Q1
- **Fiscal Year in Review**
- **Management and Financial Update**

Q2
- **Strategic Plan and Brand**
- **Social Impact Agenda**
- **Management and Financial Update**

Q3
- **Talent and Succession Planning**
- **Management and Financial Update**

Q4
- **Annual Financial Plan**
- **Management and Financial Update**

Board Oversight of Strategy

The board is deeply engaged and involved in overseeing the Company's long-range strategy, including evaluating key market opportunities, consumer trends and competitive developments. This also includes aspects of our sustainability initiatives and social impact agenda that relate to our strategy. The board's oversight of risk is another integral component of the board's oversight and engagement on strategic matters. Strategy-related matters are regularly discussed at board meetings and, as relevant, at committee meetings, and we also dedicate at least one board meeting every year to an even more intensive review and discussion of the Company's strategic plan. Matters of strategy also inform committee-level discussions of many issues, including business risk. Engagement of the board on these issues and other matters of strategic importance continues in between meetings, including through updates to the board on significant items and discussions by the president and ceo with the independent chair and vice chair of the board on a periodic basis. Each director is expected to and does bring to bear his or her own talents, insights and experiences on these strategy discussions.

BEYOND THE BOARDROOM

In order to increase each director's engagement with and understanding of our strategy, each director participates in an extensive orientation program upon joining the board, including meeting with members of our executive leadership team and other key leaders of the Company to gain a deeper understanding of Starbucks businesses and operations, attending cultural immersion programs, and visiting our stores to engage with store partners and customers first-hand. Periodic briefing sessions are also provided to members of the board on subjects that would assist them in discharging their duties. Our directors also have the opportunity through our periodic investor day presentations to understand and assess how we are communicating our strategy to our investors and other important stakeholders.

Risk Oversight

Board of Directors

The board of directors has overall responsibility for risk oversight. A fundamental part of risk oversight is not only understanding the material risks a company faces and the steps management is taking to manage those risks, but also understanding what level of risk is appropriate for that company. The involvement of the board in reviewing Starbucks business strategy is an integral aspect of the board's assessment of management's tolerance for risk and also its determination of what constitutes an appropriate level of risk for the Company.

While the full board has overall responsibility for risk oversight, the board has delegated oversight responsibility related to certain risks to the Audit Committee and the Compensation Committee.

Audit Committee

- Responsible for reviewing and overseeing the Company's major and emerging risk exposures, including financial, operational, legal and regulatory risks; discussing the steps the Company is taking to monitor and control such exposures; and crafting the Company's risk assessment and risk management policies.
- Receives regular reports from management including from our chief financial officer, chief accounting officer, vice president of Internal Audit and chief ethics and compliance officer on risks facing the Company at its regularly scheduled meetings and other reports as requested by the Audit Committee from time to time.

Compensation Committee

- Responsible for reviewing and overseeing the management of any potential material risks related to Starbucks compensation policies and practices.
- Reviews a summary and assessment of such risks annually and in connection with discussions of various compensation elements and benefits throughout the year.

In 2016, the Company's management established the Risk Management Committee, which is co-managed by Starbucks cfo and general counsel and reports to senior leadership.

The board believes that its leadership structure, coupled with the structure and work of the various committees referenced here, is appropriate and effective in facilitating board-level risk oversight.

Board and Committee Evaluations

Our board is committed to continual corporate governance improvement, and the board and each committee annually conduct a self-evaluation to review and assess the overall effectiveness of the board and each committee, including with respect to strategic oversight, board structure and operation, interactions with and evaluation of management, governance policies and committee structure and composition. Committee self-assessments of performance are shared with the full board. The Nominating/Governance Committee also reviews the Governance Principles each year in light of changing conditions and shareholders' interests and recommends appropriate changes to the board for consideration and approval. Matters with respect to board composition, the nomination of directors, board processes and topics addressed at board and committee sessions are also considered part of our self-assessment process. As appropriate, these assessments result in updates or changes to our practices as well as commitments to continue existing practices that our directors believe contribute positively to the effective functioning of our board and its committees. In fiscal 2019, the board established an independent external review process to be conducted every three years, in addition to pre-existing annual board and committee evaluations.

Affirmative Determinations Regarding Director Independence and Other Matters

Our board of directors has determined that each of the following directors and director nominees is an "independent director" as such term is defined under NASDAQ rules:

Richard E. Allison, Jr.	Satya Nadella
Andrew Campion	Joshua Cooper Ramo
Mary N. Dillon	Clara Shih
Isabel Ge Mahe	Javier G. Teruel
Mellody Hobson	Myron E. Ullman, III
Jørgen Vig Knudstorp	

In determining that Ms. Ge Mahe is independent, the board considered payments in the ordinary course of business in fiscal 2019 between Starbucks and the public company in which she serves as an officer, which were for amounts representing less than 2% of the annual revenues of the company receiving the payments and did not constitute a related party transaction under U.S. Securities and Exchange Commission ("SEC") rules. The board determined that these transactions would not interfere with Ms. Ge Mahe's exercise of independent judgment in carrying out her responsibilities as a director. Also, in determining that Mr. Nadella is independent, the board considered payments in the ordinary course of business in fiscal 2019 between Starbucks and the public company in which he serves as an executive officer and as a director, which were for amounts representing less than 2% of the annual revenues of the company receiving the payments and did not constitute a related party transaction under SEC rules. The board determined that these transactions would not interfere with Mr. Nadella's exercise of independent judgment in carrying out his responsibilities as a director.

Directors' Commitments

In recent years, a small number of significant investors have adopted more stringent proxy voting policies concerning director commitments, citing concerns that directors who hold chief executive officer or other executive officer positions at public companies and who concurrently serve on multiple public company boards may lack the time and attention to adequately perform their duties and responsibilities, potentially negatively affecting shareholder returns. In considering Starbucks board nominees, our board takes into consideration the views of our shareholders. In nominating board members, the board balanced the significant value brought to our board by our current board members. We recognize that our board consists of exceptionally talented and diverse directors whose time and attention are highly sought-after. Our Nominating/Governance Committee continues a dialogue with each of our directors annually and rigorously evaluates each director's commitment to devoting the necessary time and attention to our Company's affairs and ensures effectiveness and performance of our directors in creating value for our shareholders.

The board recognizes that Mary N. Dillon, the CEO and a board member of Ulta Beauty, also serves on the board of KKR, a controlled company. Both KKR and Ulta have publicly-traded securities. Of course, all of our directors have other professional commitments. Ms. Dillon has served on the Starbucks board since January 2016 and serves as the chair of the Compensation Committee. Starbucks is proud to count Ms. Dillon, one of only 33 women who serve as CEOs of Fortune 500 companies, among its leadership. Her knowledge and experience have been extremely valuable in her role as director and chair of our Compensation Committee and her work leading the committee has led to demonstrable results related to the Company's talent goals. Given Starbucks commitment to raising up diverse voices and Ms. Dillon's performance over many years, Starbucks board stands behind her seat on our board of directors and has full confidence that she has and will continue to give the necessary attention and dedication to her role as a board member and as a committee chair.

Succession Planning and Talent Management Oversight

Management Succession Planning

In light of the critical importance of executive leadership to Starbucks success, we have an annual succession planning process. This process is enterprise-wide for managers up to and including our ceo.

Our board's involvement in our annual succession planning process is outlined in our Governance Principles. The Governance Principles provide that our Compensation Committee has general oversight responsibility for management development and succession planning practices and strategy. Our Compensation Committee, pursuant to its charter, annually reviews and discusses with the independent directors of the board the performance of certain senior officers of the Company and the succession plans for each such officer's position including recommendations and evaluations of potential successors to fill these positions. The Compensation Committee also conducts a periodic review of, and provides approval for, our management development and succession planning practices and strategies, including the review and oversight of risks and exposures associated with the succession planning practices and strategies.

ceo Succession Planning

A primary responsibility of the board is planning for ceo succession. The chair of our Nominating/Governance Committee, together with the chair of the board (or, if not independent, the lead independent director), the chair of the Compensation Committee and the ceo, annually review ceo succession planning with the board. This review includes a discussion about development plans for the Company's executive officers and senior officers to help prepare them for future succession and contingency plans in the event of our ceo's termination of employment with Starbucks for any reason (including death or disability) as well as our ceo's recommendation as to his successor.

Oversight of Sustainability

Our board is highly engaged in sustainability matters given that our global social impact and sustainability goals are intricately linked to our strategic direction. Our board considers our global social impact agenda at least annually in connection with the strategic plan. In addition, our Nominating/Governance Committee is tasked with the responsibility of overseeing the effectiveness of our environmental and social responsibility policies, goals and programs, including review of our annual Global Social Impact Report. Other board committees are also involved in assessing and managing our environmental and social priorities through their oversight responsibilities, including risk management and talent management.

Shareholder Engagement

We have a year-round shareholder outreach program through which we solicit feedback on diverse business areas, ranging from our executive compensation program and corporate governance practices to disclosure practices to environmental and social impact programs and goals. We share feedback we receive with our board of directors, as well as other board committees such as the Compensation Committee and the Nominating/Governance Committee, as appropriate. Our board considers feedback received from shareholders throughout the year, and such input influences changes to our compensation program and the adoption of new governance practices. Every year, our outreach effort is conducted by a cross-functional team including: Investor Relations, Global Rewards, Law & Corporate Affairs, Public Affairs, Global Social Impact, Global Public Policy, and Organization & Leadership Effectiveness. Additionally, our ceo and cfo

are engaged in meaningful dialogue with our shareholders through our quarterly earnings calls and investor-related outreach events. For more information about our shareholder engagement, see page 12.

ROLE OF OUR BOARD COMMITTEES

During fiscal 2019, our board of directors had three standing committees: the Audit Committee, the Compensation Committee and the Nominating/Governance Committee. The board of directors, upon recommendation of the Nominating/Governance Committee, makes committee and committee chair assignments annually at its meeting immediately preceding the annual meeting of shareholders, and from time to time makes changes to committee assignments as deemed appropriate by the board. The committees operate pursuant to written charters, which are available on our website at www.starbucks.com/about-us/company-information/corporate-governance.

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS, ANNUAL MEETING

During fiscal 2019, each director attended at least 75% of all meetings of the board and board committees on which he or she served (held during the period that such director served). In fiscal 2019, our board held seven meetings. Our Governance Principles require each board member to attend our annual meeting of shareholders except for absences due to causes beyond the reasonable control of the director. All of the directors who then served on the board attended our 2019 Annual Meeting of Shareholders.

Audit and Compliance Committee

Committee Members:		**Number of meetings in fiscal 2019: 9**
Mellody Hobson (chair)	Joshua Cooper Ramo	**Report:**
Andrew Campion	Javier G. Teruel	page 64
Jørgen Vig Knudstorp		

The Audit Committee annually reviews and reassesses the adequacy of its charter and recommends any proposed changes to the charter to the board for approval. As more fully described in its charter, the primary responsibilities of the Audit Committee are to:

- oversee our accounting and financial reporting processes
- appoint the independent registered public accounting firm and oversee the relationship
- review the annual audit and quarterly review processes with management and the independent registered public accounting firm
- review management's assessment of the effectiveness of the Company's internal

- control over financial reporting and the independent registered public accounting firm's related attestation
- oversee the Company's internal audit function
- discuss any material weakness or significant deficiency and any steps taken to resolve the issue
- review any significant findings and recommendations from internal audit

- review and approve or ratify all transactions with related persons and potential conflicts of interests that are required to be disclosed in the proxy statement
- review periodically, discuss with management and regularly report to the board major and emerging risk exposures, risk assessment and risk management policies

Each of Ms. Hobson and Messrs. Knudstorp, Ramo and Teruel served on the Audit Committee during fiscal 2019. Mr. Campion was appointed by the board to the Audit Committee on September 11, 2019. Currently, each of Ms. Hobson and Messrs. Campion, Knudstorp, Ramo and Teruel: (i) meets the independence criteria prescribed by applicable law and the rules of the SEC for audit committee membership and is an "independent director" as defined by NASDAQ rules and (ii) meets NASDAQ's financial knowledge and sophistication requirements. Each of Ms. Hobson and Messrs. Campion and Teruel has been determined by the board of directors to be an "audit committee financial expert" under SEC rules. The "Audit and Compliance Committee Report" describes in more detail the Audit Committee's responsibilities with regard to our financial statements and its interactions with our independent auditor, Deloitte & Touche LLP.

Compensation and Management Development Committee

Committee Members:		Number of meetings in fiscal 2019: 5
Mary N. Dillon (chair) Richard E. Allison, Jr. Satya Nadella	Clara Shih Javier G. Teruel	**Report:** page 52

The Compensation Committee annually reviews and reassesses the adequacy of its charter and recommends any proposed changes to the charter to the board for approval. As more fully described in its charter, the primary responsibilities of the Compensation Committee are to:

- conduct annual review of and recommend to the independent directors of the board the compensation package for the ceo
- conduct annual review and approve the compensation packages for executive officers and senior officers
- annually review and approve performance measures and targets for all executive officers and senior officers participating in the annual incentive bonus plan and long-term incentive plans, and certify achievement of such measures and targets

- approve, modify and administer partner-based equity plans, the Executive Management Bonus Plan and deferred compensation plans
- annually establish the evaluation process for reviewing the ceo's performance
- periodically review and approve our management development and succession planning practices
- review and approve the Company's peer group companies and review market data

- provide recommendations to the board on compensation-related proposals to be considered at the Company's annual meeting
- determine stock ownership guidelines and periodically review ownership levels
- annually review a report regarding potential material risks, if any, created by the Company's compensation policies and practices and inform the board of any necessary actions

The charter allows the Compensation Committee to form and delegate any or all of its responsibilities to a subcommittee or subcommittees of the Compensation Committee, as may be necessary or appropriate, and within certain limits. At least annually, the Compensation Committee reviews and approves our executive compensation strategy and principles to confirm that they are aligned with our business strategy and objectives, shareholder interests, desired behaviors and corporate culture.

Compensation Committee Interlocks and Insider Participation

Each of Ms. Dillon, Messrs. Allison, Nadella, Teruel and Ms. Shih served on the Compensation Committee during fiscal 2019. Mr. Allison was appointed by the Board to the Compensation Committee on September 11, 2019. During fiscal 2019, none of our executive officers served on the Compensation Committee (or its equivalent) or on the board of directors of another entity where one of our Compensation Committee members was an executive officer.

Nominating and Corporate Governance Committee

Committee Members:		Number of meetings in fiscal 2019: 5
Jørgen Vig Knudstorp (chair) Mary N. Dillon Isabel Ge Mahe	Joshua Cooper Ramo Clara Shih Myron E. Ullman, III	

The Nominating/Governance Committee annually reviews and reassesses the adequacy of its charter and recommends any proposed changes to the charter to the board for approval. As more fully described in its charter, the primary responsibilities of the Nominating/Governance Committee are to:

- make recommendations to the board regarding board leadership, membership and chairs of the board's committees
- make recommendations to the board about our corporate governance processes
- assist in identifying and screening board candidates, administer the Policy on Director Nominations and consider shareholder nominations to the board

- annually assess the evaluation process for the overall effectiveness of the board and board committees and make recommendations to the board
- annually review board compensation for independent directors
- annually review corporate political contributions and expenditures

- provide recommendations to the board on shareholder proposals to be considered at the Company's annual meeting
- annually review and assess the effectiveness of the Company's environmental and social responsibility policies, goals and programs and make recommendations as appropriate

Messrs. Knudstorp, Ramo, Ullman and Mses. Dillon and Shih served on the Nominating/Governance Committee during fiscal 2019. Ms. Ge Mahe was appointed by the board to the Nominating/Governance Committee on September 11, 2019.

OUR DIRECTOR NOMINATIONS PROCESS

Our Policy on Director Nominations is available at www.starbucks.com/about-us/company-information/corporate-governance. The purpose of the nominations policy is to describe the process by which candidates are identified and assessed for possible inclusion in our recommended slate of director nominees (the "candidates"). The nominations policy is administered by the Nominating/Governance Committee.

Minimum Criteria for Board Members

Each candidate must possess at least the following specific minimum qualifications:

- each candidate shall be prepared to represent the best interests of all shareholders and not just one particular constituency or any entity with which the candidate may be affiliated;

- each candidate shall be an individual who has demonstrated integrity and ethics in his or her personal and professional life and has established a record of professional accomplishment in his or her chosen field;

- no candidate, or family member (as defined in NASDAQ rules) or affiliate or associate (as defined under federal securities laws) of a candidate, shall have any material personal, financial or professional interest in any present or potential competitor of Starbucks;

- each candidate shall be prepared to participate fully in board activities, including active membership on at least one board committee and attendance at, and active participation in, meetings of the board and the committee(s) of which he or she is a member, and not have other personal or professional commitments that would, in the Nominating/Governance Committee's sole judgment, interfere with or limit his or her ability to do so;

- each candidate shall intend to serve as a director at least until the next annual meeting of shareholders or until a successor has been qualified and preferably would intend to make a long-term commitment to serve on the board if re-nominated from time to time;

- each candidate shall acknowledge and comply with the Company's confidentiality, corporate governance and other policies and guidelines applicable to directors;

- each candidate shall be willing to make, and financially capable of making, the required investment in our stock in the amount and within the time frame specified in the director stock ownership guidelines described in this proxy statement;

- each candidate shall not have made any commitments or assurance to any person as to how the candidate would vote or act on any issue or question that has not been disclosed to the Company (with the understanding that the existence of any such commitment or assurance to a third party is likely to be deemed

disqualifying by the Nominating/Governance Committee) nor any such commitments or assurances that could limit or interfere with the candidate's ability to comply with his or her fiduciary duties; and

- each candidate will not be a party to any compensation or incentive arrangements with any person or entity other than the Company with respect to service or action as a director that has not been disclosed to the Company (with the understanding that the existence of any such arrangement is likely to be deemed disqualifying by the Nominating/Governance Committee in light of the conflicts that may result).

Desirable Qualities and Skills

In addition, the Nominating/Governance Committee also considers it desirable that candidates possess the following qualities or skills:

- each candidate should contribute to the board of directors' overall diversity - diversity being broadly construed to mean a variety of opinions, perspectives, personal and professional experiences and backgrounds, such as gender, race and ethnicity differences, as well as other differentiating characteristics;

- each candidate should contribute positively to the existing chemistry and collaborative culture among board members; and

- each candidate should possess professional and personal experiences and expertise relevant to our goal of being one of the world's leading consumer brands. At this stage of our development, relevant experiences might include, among other qualifications or experience as the Nominating/Governance Committee shall deem appropriate: sitting CEO of a large global company; large-company CEO experience; international CEO experience; senior-level international experience; senior-level consumer products, food, food service and beverage industry experience; multi-unit small box retail or restaurant experience; technology expertise; and relevant senior-level expertise in one or more of the following areas: finance, accounting, branding, sales and marketing, organizational development, international or large-scale operations, logistics and distribution, information technology, social media, public relations, sustainability and public policy. Public company board experience is also valued.

The Nominating/Governance Committee is responsible for reviewing the appropriate skills and characteristics required of directors in the context of prevailing business conditions and existing competencies on the board, and for making recommendations regarding the size and composition of the board, with the objective of having a board that brings to Starbucks a variety of perspectives and skills derived from high quality business and professional experience. The Nominating/Governance Committee's review of the skills and experience it seeks in the board as a whole, and in individual directors, in connection with its review of the board's composition, enables it to assess the effectiveness of its goal of achieving a board with a diversity of experiences. The Nominating/Governance Committee considers these criteria when evaluating director nominees.

Internal Process for Identifying Candidates

The Nominating/Governance Committee has two primary methods for identifying candidates (other than those proposed by shareholders, as discussed later).

1	The Nominating/Governance Committee may from time to time use its authority under its charter to retain at our expense one or more search firms to identify candidates (and to approve such firms' fees and other retention terms), to assist in the identification of possible candidates to serve on our board who meet the minimum and desired qualifications being sought in candidates, to interview and screen such candidates (including conducting reference checks) and assist in scheduling candidate interviews with board members.
2	On a periodic basis, the Nominating/Governance Committee solicits ideas for possible candidates from a number of sources: members of the board; senior-level Starbucks executives; advisors to the Company (including the board); individuals personally known to the members of the board; and research, including database and Internet searches.

Shareholder Nominations

The nominations policy divides the process for candidates proposed by shareholders into the general nomination right of all shareholders and proposals by "qualified shareholders" (as described below).

General Nomination Right of All Shareholders

Any registered shareholder may nominate one or more persons for election as a director at an annual meeting of shareholders if the shareholder complies with the advance notice, information and consent provisions contained in our bylaws. See "Proposals of Shareholders" on page 69 for more information.

The procedures described in "Director Recommendations by Qualified Shareholders" below are meant to establish an additional means by which certain shareholders can contribute to our process for identifying and evaluating candidates and is not meant to replace or limit shareholders' general nomination rights in any way.

Director Recommendations by Qualified Shareholders

In addition to those candidates identified through its own internal processes, in accordance with the nominations policy, the Nominating/Governance Committee will evaluate a candidate proposed by any single shareholder or group of shareholders that has beneficially owned more than 5% of our common stock for at least one year (and will hold the required number of shares through the annual meeting of shareholders) and that satisfies the notice, information and consent provisions in the nominations policy (a "qualified shareholder"). Any candidate proposed by a qualified shareholder must be independent of the qualified shareholder in all respects as determined by the Nominating/Governance Committee and by applicable law. Any candidate submitted by a qualified shareholder must also meet the definition of an "independent director" under NASDAQ rules.

In order to be considered by the Nominating/Governance Committee for an upcoming annual meeting of shareholders, notice from a qualified shareholder regarding a potential candidate must be received by the Nominating/Governance Committee not less than 120 calendar days before the anniversary of the date of our proxy statement released to shareholders in connection with the previous year's annual meeting.

Proxy Access

In addition, our bylaws permit a shareholder, or a group of up to 20 shareholders, owning at least 3% of the Company's outstanding shares of common stock continuously for at least three years, to nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of two nominees or 20% of the board, subject to the requirements specified in our bylaws.

Evaluation of Candidates

The Nominating/Governance Committee will consider and evaluate all candidates identified through the processes described above, including incumbents and candidates proposed by qualified shareholders, based on the same criteria.

Future Revisions to the Policy on Director Nominations

The Policy on Director Nominations is intended to provide a set of flexible guidelines for the effective functioning of our director nominations process. The Nominating/Governance Committee reviews the nominations policy at least annually and makes modifications from time to time as our needs and circumstances evolve, and as applicable legal or listing standards change. The Nominating/Governance Committee may amend the nominations policy at any time, in which case the most current version will be available on our website.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review and Approval of Related Person Transactions

Under the Audit Committee's charter, and consistent with NASDAQ rules, any material potential or actual conflict of interest or transaction between Starbucks and any "related person" of Starbucks must be reviewed and approved or ratified by the Audit Committee. SEC rules define a "related person" of Starbucks as any Starbucks director (or nominee), executive officer, 5%-or-greater shareholder or an immediate family member of any of these persons.

Our board of directors has adopted a written Policy for the Review and Approval of Related Person Transactions Required to Be Disclosed in Proxy Statements, which states that it is the policy of Starbucks not to participate in "related person" transactions. In select circumstances, if the transaction provides Starbucks with a demonstrable and significant strategic benefit that is in the best interests of Starbucks and its shareholders and has terms that are competitive with terms available from unaffiliated third parties, then the Audit Committee may approve the transaction. The policy also provides that any "related person" as defined above must notify the chair of the Audit Committee before becoming a party to, or engaging in, a potential related person transaction that may require disclosure in our proxy statement under SEC rules, or if prior approval is not practicable, as soon as possible after engaging in the transaction. Based on current SEC rules, transactions covered by the policy include:

- any individual or series of related transactions, arrangements or relationships (including, but not limited to, indebtedness or guarantees of indebtedness), whether actual or proposed;

- in which Starbucks was or is to be a participant;

- the amount of which exceeds $120,000; and

- in which the related person has or will have a direct or indirect material interest. Whether the related person has a direct or indirect material interest depends on the significance to investors of knowing the information in light of all the circumstances of a particular case. The importance to the person having the interest, the relationship of the parties to the transaction with each other and the amount involved in the transaction are among the factors to be considered in determining the significance of the information to investors.

The Audit Committee chair has the discretion to determine whether a transaction is or may be covered by the policy. If the chair determines that the transaction is covered by the policy, then the transaction is subject to full Audit Committee review and approval. The Audit Committee's decision is final and binding. Additionally, the Audit Committee chair has discretion to approve, disapprove or seek full Audit Committee review of any immaterial transaction involving a related person (i.e. a transaction not otherwise required to be disclosed in the proxy statement).

In considering potential related person transactions, the Audit Committee looks to SEC and NASDAQ rules, including the impact of a transaction on the independence of any director. Once the Audit Committee has determined that (i) the potential related person transaction will provide Starbucks with a demonstrable and significant strategic benefit that is in the best interests of Starbucks and its shareholders and (ii) that the terms of the potential related person transaction are competitive with terms available from unaffiliated third parties, the Audit Committee may consider other factors such as:

- whether the transaction is likely to have any significant negative effect on Starbucks, the related person or any Starbucks partner;
- whether the transaction can be effectively managed by Starbucks despite the related person's interest in it;
- whether the transaction would be in the ordinary course of our business; and
- the availability of alternative products or services at comparable prices.

Related Person Transactions Since the Beginning of Fiscal 2019

There are no related person transactions in fiscal 2019 required to be reported in this proxy statement under the applicable SEC rules.

CORPORATE GOVERNANCE MATERIALS AVAILABLE ON THE STARBUCKS WEBSITE

Our Governance Principles are intended to provide a set of flexible guidelines for the effective functioning of the board of directors and are reviewed regularly and revised as necessary or appropriate in response to changing regulatory requirements, evolving best practices and other considerations. They are posted on the Corporate Governance section of our website at www.starbucks.com/about-us/company-information/corporate-governance.

In addition to our Governance Principles, other information relating to corporate governance at Starbucks is available on the Corporate Governance section of our website, including:

- Restated Articles of Incorporation
- Amended and Restated Bylaws
- Audit and Compliance Committee Charter
- Compensation and Management Development Committee Charter
- Nominating and Corporate Governance Committee Charter
- Policy on Director Nominations
- Standards of Business Conduct (applicable to directors, officers and partners)
- Code of Ethics for CEO, COO, CFO and Finance Leaders
- Procedure for Communicating Complaints and Concerns
- Audit and Compliance Committee Policy for Pre-Approval of Independent Auditor Services

You may obtain print copies of these materials, free of charge, by sending a written request to: executive vice president, general counsel and secretary, Starbucks Corporation, 2401 Utah Avenue South, Mail Stop S-LA1, Seattle, Washington 98134. Please specify which documents you would like to receive.

CONTACTING THE BOARD OF DIRECTORS

The Procedure for Communicating Complaints and Concerns describes the manner in which interested persons can send communications to our board of directors, the committees of the board and to individual directors, and describes our process for determining which communications will be relayed to board members. Interested persons may telephone their feedback by calling the Starbucks Audit line at 1-800-300-3205 or sending written communications to the board, committees of the board and individual directors by mailing those communications to our third-party service provider for receiving these communications at:

Starbucks Corporation
P.O. Box 34507
Seattle, Washington 98124

Shareholders may address their communications to an individual director, to the board of directors or to one of our board committees.

Compensation of Directors

FISCAL 2019 COMPENSATION PROGRAM FOR NON-EMPLOYEE DIRECTORS

Under its charter, the Nominating/Governance Committee annually reviews and recommends the type and amount of board compensation for non-employee directors. Compensation decisions for non-employee directors are made by the Nominating/Governance Committee for each "Plan Year," as defined in the Deferred Compensation Plan for Non-Employee Directors, which begins after the annual meeting of shareholders and concludes immediately before the following annual meeting of shareholders.

2018 Plan Year Compensation (October 2017 – March 2019)

To simplify ongoing administration, in fiscal 2018, the beginning of the Plan Year for annual non-employee director compensation was changed from November to the date of the annual meeting of shareholders beginning in 2019. As a result, the "Plan Year" for non-employee director compensation was changed from the Company's fiscal year to the year starting at the annual meeting of shareholders and concluding immediately before the annual meeting of shareholders the following year. For the 2018 Plan Year, non-employee directors were compensated $260,000 annually, paid at the election of the director in cash (up to 50%, or $130,000), time-based restricted stock units, or stock options, or a mixture thereof.

2019 Plan Year Compensation (March 2019 – March 2020)

In June 2018, upon the recommendation of the Nominating/ Governance Committee, the board amended the non-employee director compensation program for the 2019 Plan Year. Beginning immediately after the 2019 annual meeting of shareholders, held on March 20, 2019, the total annual compensation for non-employee directors increased from $260,000 to $270,000, paid at the election of the director as follows: (i) $130,000 either entirely in cash (in one lump sum) or entirely in fully-vested RSUs and (ii) $140,000 either entirely in fully-vested stock options or entirely in fully-vested RSUs.

Additionally, the board elected to increase compensation for the non-executive chair of the board, the non-executive vice chair of the board and chairs of the Audit Committee, Compensation Committee and Nominating/Governance Committee, each of whom became entitled to additional annual compensation in the amount of $185,000, $100,000 and $20,000, respectively, payable entirely in cash or entirely in fully-vested RSUs, at the election of the director. However, a single board member who occupies both the non-executive chair or non-executive vice chair role and a committee chairperson role shall receive only the additional compensation specified for his or her role as non-executive chair or non-executive vice-chair.

2020 Plan Year Compensation (March 2020 – March 2021)

In June 2019, upon the recommendation of the Nominating/ Governance Committee, the board further amended the non-employee director compensation program for the 2020 Plan Year, which will begin after the March 18, 2020 annual meeting of shareholders, and increased annual director compensation from $270,000 to $295,000. This new level of compensation will be paid at the election of the director as follows: (i) $130,000 either entirely in cash (in one lump sum) or entirely in fully-vested RSUs and (ii) $165,000 either entirely in fully-vested stock options or entirely in fully-vested RSUs. Additional compensation for the non-executive board chair, non-executive vice chair and chairs of the board's committees remained unchanged.

In considering and ultimately recommending the changes to the compensation program for our non-employee directors, the Nominating/Governance Committee considered peer data, analysis and recommendations provided by F.W. Cook, an independent compensation consulting firm, under F.W. Cook's engagement with the Compensation Committee, as discussed in the "Our Executive Compensation Process" section of the proxy statement on page 47. The peers considered were the same peer group used to benchmark executive compensation. The goal of this change was to keep pace with anticipated market movement and align pay with the market median to allow the Company to recruit and retain the most qualified individuals to serve as non-employee directors, and to compensate them for their service and objectivity, while mitigating potential compensation-related risks.

Compensation for Newly Elected Non-Employee Directors

As described in more detail on page 10, in September 2019, the board added three new members: Richard E. Allison, Jr., CEO of Domino's Pizza; Andrew Campion, CFO of NIKE, Inc. and Isabel Ge Mahe, Vice President and Managing Director of Greater China of Apple, Inc. These new directors, by virtue of having first joined the board following the annual meeting of shareholders, were entitled to a pro-rata portion of the annual compensation for non-employee directors, based on the number of days remaining in the Plan Year following the date on which the new director joined the board, paid at the election of each director, as follows: (i) 44% of the pro-rated amount in the form of cash or time-based RSUs and (ii) 56% in the form of fully-vested stock options or fully-vested time-based RSUs. Upon the recommendation of the Nominating/Governance Committee, and approval by the board, the decision was reached to provide each of the new directors pro-rata compensation based on an annual compensation level of $295,000, the amount that will go into effect for the 2020 Plan Year.

Terms of Non-Employee Director Equity

Stock options have an exercise price equal to the closing market price of our common stock on the grant date and have a 10-year term from the date of grant. Stock options and RSUs granted to non-employee directors in Plan Year 2019 vested immediately. Stock options and RSUs generally cease vesting as of the date a director no longer serves on the board. However, unvested stock options and unvested RSUs vest in full upon a non-employee director's death, disability or retirement (retirement defined as ceasing to be a director (i) pursuant to not being elected at a meeting of the Company's shareholders at which he or she was a nominee, (ii) by voluntary resignation with the approval of the board's chair, after attaining age 55 and at least six years of continuous board service, or (iii) due to mandatory retirement immediately before the Company's annual meeting of shareholders during the calendar year in which he or she attains age 75) or upon a change in control of Starbucks. Directors generally have 36 months to exercise their stock options after ceasing to be a board member.

With respect to RSUs, elective deferral will continue to be available for "in-service" or "separation" as described on page 35. With respect to stock options, under the new program, the number of options awarded to non-employee directors who elect to receive a portion of their compensation in options will be based on the grant date fair value of the stock options as determined for our financial reporting purposes at the time of grant, whereas the number of stock options granted was previously based on a widely-used approximation of the relative value of stock options when compared to cash and RSUs. Non-employee directors are expected to satisfy stock ownership guidelines of five (5) times the maximum portion of annual compensation that can be paid in cash, not including cash payable as additional retainer for serving as chair or vice chair of the board or for serving as a committee chair, as discussed below under the caption "Director Stock Ownership Guidelines."

FISCAL 2019 NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

The following table shows fiscal 2019 compensation for non-employee directors.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Option Awards ($)[4][5]	Total ($)
Richard E. Allison, Jr.	—	155,940[3]	—	155,940
Andrew Campion	—	155,940[3]	—	155,940
Mary N. Dillon	—	149,993	137,866	287,859
Isabel Ge Mahe	—	155,940[3]	—	155,940
Mellody Hobson[6]	—	369,969	—	369,969[6]
Jørgen Vig Knudstorp	—	149,993	137,866	287,859
Satya Nadella	—	269,973	—	269,973
Joshua Cooper Ramo	130,000	139,965	—	269,965
Clara Shih	130,000	139,965	—	269,965
Javier G. Teruel	—	129,937	137,866	267,803
Myron E. Ullman, III	—	314,957	137,866	452,823

[1] Mr. Johnson and Ms. Brewer do not participate in the compensation program for non-employee directors, but rather are compensated as executive officers. Information on compensation paid to Mr. Johnson and Ms. Brewer in fiscal 2019 is described in the Compensation Discussion and Analysis section of the proxy statement.

[2] The amounts shown in this column represent the grant date fair values of the RSU awards granted to each of the non-employee directors on March 20, 2019, or after the director was nominated to the board in the case of Messrs. Allison and Campion and Ms. Ge Mahe. The grant date fair values have been determined based on the assumptions and methodologies set forth in the Company's fiscal 2019 Annual Report on Form 10-K (Note 12: Employee Stock and Benefit Plans).

[3] The amounts shown in this row represent the grant date fair values of the RSU awards granted to the non-employee director on September 11, 2019. The grant date fair values have been determined based on the assumptions and methodologies set forth in the Company's fiscal 2019 Annual Report on Form 10-K (Note 12: Employee Stock and Benefit Plans).

[4] The amounts shown in this column represent the grant date fair values of the stock option awards granted to each of the non-employee directors on March 20, 2019. The grant date fair values have been determined based on the assumptions and methodologies set forth in the Company's fiscal 2019 Annual Report on Form 10-K (Note 12: Employee Stock and Benefit Plans).

[5] As of September 29, 2019, the aggregate number of shares of Starbucks common stock underlying outstanding option awards for each non-employee director were: Mr. Allison—0; Mr. Campion —0; Ms. Dillon—11,937; Ms. Ge Mahe—0; Ms. Hobson—46,778; Mr. Knudstorp—29,118; Mr. Nadella—6,876; Mr. Ramo—0; Ms. Shih—19,998; Mr. Teruel—114,242; and Mr. Ullman—213,910.

[6] Although Ms. Hobson is the chair of the Audit and Compliance Committee, she is not entitled to the additional $20,000 in annual compensation generally awarded to committee chairs due to the fact that Ms. Hobson is the non-executive vice chair of the board. Any non-executive chair or non-executive vice chair of the board, who is also a chair of a board committee, is not entitled to this additional $20,000 in annual compensation.

Deferred Compensation Plan

Under the Deferred Compensation Plan for Non-Employee Directors, a non-employee director may irrevocably elect to defer receipt of shares of common stock the director would have received upon vesting of RSUs until (1) the earlier of three years from the vesting of the RSU and separation from the board or (2) separation from the board. The purpose of the plan is to enhance the Company's ability to attract and retain non-employee directors by providing individual financial and tax planning flexibility.

Director Stock Ownership Guidelines

In June 2018, the board increased the minimum Company stock ownership guidelines for non-employee directors from $480,000 to five (5) times the maximum portion of annual compensation that can be paid in cash, not including cash payable as additional retainer for serving as chair or vice chair of the board or for serving as a committee chair. The guidelines serve to align the interests of our non-employee directors to those of our shareholders. Under this formula, the current holding requirement is $650,000 (5 x $130,000) of Company stock. Directors elected prior to September 2019 will have until June 2023 to comply with this requirement and new directors will have five years from when they first joined the board.

Deferred stock units resulting from deferrals under the deferred compensation plan for directors described above count toward meeting the guidelines. Each director is expected to continue to meet the ownership requirement for as long as he or she serves as a non-employee director of the board. Except for Messrs. Allison and Campion and Ms. Ge Mahe, who joined the board in September 2019 and have five years to meet the requirement, all current non-employee directors have met these guidelines as of the date of this proxy statement.

PROPOSAL 2
ADVISORY RESOLUTION TO APPROVE OUR EXECUTIVE COMPENSATION

We are asking shareholders to approve an advisory resolution (commonly referred to as a "Say-on-Pay" resolution) on the Company's executive compensation as reported in this proxy statement.

We encourage shareholders to read the Compensation Discussion and Analysis section of this proxy statement, which describes how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative, which provide detailed information on the compensation of our named executive officers. The Compensation Committee and the board of directors believe that the policies and procedures articulated in the Compensation Discussion and Analysis are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement has contributed to the Company's recent and long-term success.

The board has adopted a policy providing for an annual Say-on-Pay advisory vote. In accordance with this policy and Section 14A of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and as a matter of good corporate governance, we are asking shareholders to approve the following advisory resolution at the 2020 Annual Meeting of Shareholders:

RESOLVED, that the shareholders of Starbucks Corporation approve, on an advisory basis, the compensation of the Company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the proxy statement for the Company's 2020 Annual Meeting of Shareholders.

This advisory Say-on-Pay resolution is non-binding on the board of directors. Although non-binding, the board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program. Unless the board modifies its policy on the frequency of future Say-on-Pay advisory votes, the next Say-on-Pay advisory vote will be held at the 2021 Annual Meeting of Shareholders.

Board Recommendation

 The board of directors recommends a vote **FOR** the approval of the advisory vote on executive compensation.

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") provides information on the broader goals and objectives of our executive compensation program and aligns with the amounts shown in the executive compensation tables that follow. This summary addresses Starbucks global compensation philosophy, which focuses on rewarding partners for their central role in our growth. The principles underlying this philosophy extend to all levels of the organization; this CD&A, however, primarily covers the compensation to our named executive officers ("NEOs"), the six executive officers named below and in the compensation tables of this proxy statement. "Compensation Committee" or "Committee" refers to the Compensation and Management Development Committee of the board of directors. We refer to all of our employees as "partners" to reflect the significant role they play in the success of our Company.

					
Kevin R. Johnson	**Patrick J. Grismer**	**Rosalind G. Brewer**	**John Culver**	**Lucy Helm**	**Scott Maw**
president and chief executive officer	executive vice president, chief financial officer	group president, Americas and chief operating officer	group president, International, Channel Development and Global Coffee & Tea	executive vice president, chief partner officer	executive vice president, chief financial officer (Retired November 30, 2018)

EXECUTIVE SUMMARY

Fiscal 2019 was a year of exceptional growth for our business as our leaders implemented the transformational "Growth at Scale" agenda, which has led to a dramatic turnaround in the business, while staying true to Starbucks unique mission and values. The result of this growth, consistent with our pay-for-performance philosophy and compensation program design, was an increase in overall compensation to our executives for driving strong operating results, delivering exceptional shareholder returns and creating meaningful value for all stakeholders. In consideration of our goal to maintain a compensation program that attracts and retains the highest levels of talent and reflects input from our shareholders, the Committee enacted changes to our Executive Management Bonus Plan ("Annual Incentive Bonus Plan") and Leadership Stock Plan to meet the needs of a dynamic, global growth company. In this executive summary, we review business performance and its alignment with fiscal 2019 executive compensation and summarize the actions that the Committee took following fiscal 2019 to sustain the successful execution of our transformational "Growth at Scale" agenda.

The Company delivered strong operating performance in fiscal 2019, increasing consolidated net revenue by 7% to a record $26.5 billion and non-GAAP* EPS by 17% to $2.83 per share. During the year, Starbucks made significant investments to support the growth of our business, adding 1,900 net new stores, resulting in more than 31,000 stores globally. We also returned $12 billion to shareholders in fiscal 2019 through a combination of dividends and share repurchases.

Starbucks reported strong top line growth in fiscal 2019, as we fundamentally streamlined our business to focus on our most important strategic priorities.

+7%	+17%*	$12 Billion
Net Revenues	Non-GAAP EPS	Capital Returned to Shareholders

* Annex A includes a reconciliation of non-GAAP EPS to diluted net earnings per share, the most directly comparable GAAP measure.

Executive Compensation Objectives and Program Design

A key element of our success is having the right leaders to guide Starbucks and successfully execute our strategy, so it is critical to attract and retain the highest level of executive talent. Further, our executive compensation program is structured to closely align with our business purpose and commitment to shareholder value creation: focusing on long-term sustainable growth and increasing shareholder returns while staying true to our core principles. We believe our compensation structure and its resulting realizable pay for executives demonstrate our strong commitment to linking compensation to Company performance and strategy.

Pay Delivery and Performance Alignment

At-Risk Compensation

The vast majority of compensation value we deliver to our executives is in the form of compensation that is variable and "at-risk" based on performance. The at-risk elements of our fiscal 2019 program include (i) our Annual Incentive Bonus Plan, a cash annual incentive bonus, and (ii) our Leadership Stock Plan, as part of which restricted stock units ("RSUs") and performance-based restricted stock units ("PRSUs") were granted as long-term incentives.



*   Excludes Mr. Maw who retired on November 30, 2018.

Updated Compensation Plan Design for Fiscal 2019

Both our short-term incentive plan, the Annual Incentive Bonus Plan, and our long-term incentive plan, the Leadership Stock Plan, were redesigned for fiscal 2019. We added an Individual Performance Factor ("IPF") to the Annual Incentive Bonus Plan, pursuant to which 30% of the target value of each annual cash incentive award is determined based on an assessment of individual performance against pre-established strategic, operational and leadership goals as well as retrospective review.

The Leadership Stock Plan now provides 40% of annual awards in the form of time-based RSUs, rather than stock options, to better balance ownership and retention. The other 60% of awards under this plan continue to be issued in the form of PRSUs. The Company also implemented a change to move from a two-year to three-year performance period and replace the return on invested capital ("ROIC") modifier with a three-year relative total shareholder return ("TSR") modifier compared to the S&P 500 for equity grants in order to further align compensation with shareholder interests.

ANNUAL INCENTIVE BONUS PLAN



LEADERSHIP STOCK PLAN



FY18 Design	2-YR EPS TARGET	✖	2-YR ROIC TARGET (downward modifier only)	✚	STOCK OPTIONS
	60% PERFORMANCE RSUs				40% STOCK OPTIONS
FY19 Design	ANNUAL EPS PERFORMANCE TARGETS AVERAGED OVER 3 YEARS (NEW)	✖	3-YR rTSR VS S&P 500 (upward or downward modifier) (NEW)	✚	TIME-BASED RSUs (NEW)
	60% PERFORMANCE RSUs				40% TIME-BASED RSUs

Annual Incentive Bonus Plan

The Annual Incentive Bonus Plan is comprised of two metrics: the objective performance goals and the IPF, the latter of which is a new metric added in fiscal 2019. The objective performance goals, weighted at 70% of the award's total payout, are measured by adjusted net revenue and adjusted net operating income, as described in more detail below. The IPF, described in detail on pages 44 to 46, is weighted at 30%, with a payout between 0-200% of target, as recommended by the Committee and authorized by the board.



70%
Objective Performance Goals
40%
Adjusted Net Revenue
60%
Adjusted Net Operating Income
30%
Individual Performance Factor

Rigorous Goal Setting

Starbucks is performance driven, and the Committee believes there is a strong connection between our impressive track record of profitable growth over the last ten years, the rigorous targets we communicate externally and the corresponding goals that we set for ourselves under our incentive plans.

The below graphics show the fiscal 2019 threshold, target and maximum performance for the objective performance goals, as well as adjusted results for fiscal 2018 and fiscal 2019, under the Annual Incentive Bonus Plan.

ADJUSTED NET REVENUE[1]

	Threshold (Millions U.S.$)	Target (Millions U.S.$)	Maximum (Millions U.S.$)
Consolidated	24,875.7	26,184.9	26,970.5

Prior year actual: $24,065.8
Adjusted actual performance: $26,596.3



ADJUSTED OPERATING INCOME[1]

	Threshold (Millions U.S.$)	Target (Millions U.S.$)	Maximum (Millions U.S.$)
Consolidated	4,087.2	4,394.8	4,790.3

Prior year actual: $4,424.8
Adjusted actual performance: $4,478.8



(1) The performance measures under the Annual Incentive Bonus Plan that were approved at the beginning of the performance period provided for certain non-GAAP adjustments so that the performance measures would more consistently reflect underlying business operations than the comparable GAAP measures. The fiscal 2019 consolidated operating income result excludes foreign currency fluctuations on revenue and operating income; ownership changes related to France, the Netherlands and Thailand; accounting changes; and various other unusual or infrequent events that impacted results.

Compensation Policy Highlights



WHAT WE DO

- ✔ **Pay-for-Performance Philosophy:** The vast majority of executive officer compensation is variable and tied to our financial results or the performance of our stock price, or both.

- ✔ **Stock Ownership Policy:** Executive officers are expected to acquire and hold Starbucks stock worth two to six times base salary (depending on position) within five years of appointment. Executive officers who are not on track by the end of the third year after becoming subject to the guidelines are subject to a holding requirement.

- ✔ **Double-Trigger Equity Acceleration Upon a Change in Control:** Long-term incentive awards provide for accelerated vesting upon a change in control only if the executive is involuntarily terminated (without "Cause") or equity awards are not assumed by the surviving company in conjunction with a change in control.

- ✔ **Independent Executive Compensation Consultant:** The Compensation Committee retains an independent compensation consultant on matters surrounding executive and non-employee director pay and governance. This consultant provides no other services to Starbucks.

- ✔ **Mitigate Risk:** Our compensation program has provisions to mitigate undue risk, including caps on the maximum level of payouts, clawback provisions, multiple performance metrics and board and management processes to identify risk. The Compensation Committee annually reviews our programs and does not believe any of our compensation programs create risks that are reasonably likely to have a material adverse impact on the Company.

- ✔ **Regularly Review Share Utilization:** Management and the board regularly evaluate share utilization levels by reviewing the cost and dilutive impact of stock compensation.

- ✔ **Robust Engagement with Shareholders on Governance and Compensation:** See the summary of our shareholder engagement program in the "Corporate Governance" section of this proxy statement on page 29. We discussed our governance and compensation programs with shareholders representing approximately 30% of our outstanding shares. Fiscal 2019 design changes to our PRSUs (discussed above) were influenced by shareholder feedback.

- ✔ **Clawback Policy:** Executive officers are subject to a clawback policy that applies where there has been payment of a bonus or equity award predicated upon the achievement of financial results that were the product of fraudulent activity or that were subsequently the subject of a material negative restatement. Our program also includes a clawback provision based on material misconduct on the part of executives unrelated to a restatement.



WHAT WE DON'T DO

- ✗ **No Excise Tax Gross-Ups Upon a Change in Control:** Offer letters and employment agreements do not include tax gross-up benefits.

- ✗ **No Above-Market Executive Perquisites:** We provide limited perquisites (e.g. annual executive physical exams and certain security services).

- ✗ **No Tax Gross-Ups on Perquisites or Benefits:** We do not provide tax gross-ups on perquisites or benefits except in the case of standard relocation benefits and expatriate income tax equalization benefits available to all similarly situated partners.

- ✗ **No Repricing Underwater Stock Options Without Shareholder Approval; No Stock Option Grants Below 100% of Fair Market Value:** We do not allow the repricing (or cash buyouts) of stock options without shareholder approval, and we do not allow the granting of stock options with an exercise price less than the fair market value of our common stock on the date of grant.

- ✗ **No Fixed Term or Evergreen Employment Agreements; No Severance Agreements:** All executive officers have "at-will" employment relationships with the Company.

- ✗ **No Hedging, Pledging, Short Sales or Derivative Transactions in Company Stock:** The policy is comprehensive and covers executive officers and non-employee directors.

- ✗ **No Change-in-Control Agreements with Executives:** We do not provide any special change-in-control benefits to executives. Our only change-in-control arrangement is "double-trigger" vesting of equity, which applies to all partners.

2019 EXECUTIVE COMPENSATION

Fiscal 2019 Executive Compensation Overview

The following table provides information regarding the elements of our fiscal 2019 executive compensation program.

Element	Form	Objectives and Basis
Base Salary	Cash	✔ Attract and retain highly qualified executives to drive our success
Annual Incentive Bonus	Cash	✔ Drive Company performance ✔ Target bonus amount set as a percentage of base salary ✔ Actual payout based on financial performance against pre-established net revenue and operating income targets and an individual performance factor
Long-term Incentive	PRSUs and Time-Based RSUs	✔ Drive Company performance, align interests of executives with those of shareholders, retain executives through long-term vesting and provide potential wealth accumulation ✔ Delivered 60% in PRSUs and 40% in time-based RSUs ✔ PRSUs are earned based on three-year EPS performance against pre-established annual targets, subject to downward or upward adjustment of 25% based on relative TSR; vesting is 100% after three years
Perquisites and Other Executive Benefits	Limited (See "Other Compensation"— "Perquisites and Other Executive Benefits")	✔ Provide for the safety and wellness of our executives and other purposes as discussed below
Deferred Compensation	401(k) plan and non-qualified Management Deferred Compensation Plan	✔ Provide methods for general savings including for retirement
General Benefits	Health and welfare plans, stock purchase plan and other broad-based partner benefits	✔ Offer competitive benefits package that generally includes benefits offered to all partners

Financial Results Under Incentive Plans

CONSOLIDATED ADJUSTED NET REVENUE[1] (IN MILLIONS)



CONSOLIDATED ADJUSTED OPERATING INCOME[2] (IN MILLIONS)



ADJUSTED EARNINGS PER SHARE[3]



TOTAL SHAREHOLDER RETURN



[1] The fiscal 2019 consolidated adjusted net revenue result excludes foreign currency fluctuations; ownership changes related to France, the Netherlands and Thailand; accounting changes and other items. The fiscal 2018 adjusted net revenue result excludes the impact of foreign currency fluctuations; ownership changes related to East China, Singapore, Taiwan, Tazo and Brazil; the Global Coffee Alliance with Nestlé and other items. The fiscal 2017 adjusted net revenue result excludes the impact of foreign currency fluctuations and ownership changes in Singapore.

[2] The fiscal 2019 consolidated adjusted operating income result excludes foreign currency fluctuations; ownership changes related to France, the Netherlands and Thailand; accounting changes and other items. The fiscal 2018 consolidated adjusted operating income result excludes the impact of foreign currency fluctuations; restructuring, impairment and optimization costs; ownership changes related to East China, Singapore, Taiwan, Tazo and Brazil; the net impact of U.S. tax reform and other items. The fiscal 2017 consolidated adjusted operating income result excludes the impact of foreign currency fluctuations, ownership changes in Japan and Singapore, Greater China transaction costs, restructuring and impairment charges associated with our restructuring efforts, a donation to The Starbucks Foundation and other items.

[3] The fiscal 2019 adjusted earnings per share result, related to the November 2017 PRSU award, excludes the impact of foreign currency fluctuations; restructuring of U.S. and Canada; ownership changes in Brazil, the Netherlands, France and Thailand; the Global Coffee Alliance with Nestlé; the net impact of U.S. federal tax reform; unbudgeted share repurchases and other items. The fiscal 2018 adjusted earnings per share result, related to the November 2016 PRSU award, excludes the impact of foreign currency fluctuations; restructuring, impairment and optimization costs; ownership changes related to East China, Singapore, Taiwan, Tazo and Brazil; the net impact of U.S. federal tax reform and other items. The fiscal 2017 adjusted earnings per share result, related to the November 2015 PRSU award, excludes the impact of foreign currency fluctuations; ownership changes in Japan, Germany and Singapore; Greater China transaction costs; restructuring and impairment charges associated with our restructuring efforts; a donation to The Starbucks Foundation and unbudgeted share repurchases.

Elements of Fiscal 2019 Executive Compensation

Base Salary

The Compensation Committee generally reviews and approves base salaries annually at its November meeting with new salaries effective in late November or early December and makes periodic adjustments in connection with promotions or changes in position. For fiscal 2019, the Committee reviewed and approved the base salaries shown below (and with respect to Mr. Johnson, the Committee recommended, and the independent directors approved, the ceo base salary).

| | Base Salary (Annualized Rate) | | |
Named Executive Officer	Fiscal 2019	Fiscal 2018	% Change
Kevin R. Johnson	$1,500,000	$1,500,000	0%
Patrick J. Grismer	$ 845,000[(1)]	N/A	N/A
Rosalind G. Brewer	$1,040,000	$1,000,000	4%
John Culver	$ 858,000	$ 825,000	4%
Lucy Helm	$ 630,000	$ 600,000	5%
Scott Maw	$ 800,000[(2)]	$ 800,000	0%

[(1)] Mr. Grismer was named executive vice president effective November 12, 2018 and chief financial officer effective November 30, 2018.

[(2)] Mr. Maw retired as of November 30, 2018.

Annual Incentive Bonus Plan

Starbucks annual incentive bonuses for NEOs are paid pursuant to our shareholder-approved Annual Incentive Bonus Plan.

In November 2018, the Committee made the decision to revise the Annual Incentive Bonus Plan design to ensure that awards are differentiated on the basis of individual performance and to further align compensation with the execution of long-term strategic initiatives. This change resulted in the addition of an individual performance factor, pursuant to which 30% of the target value of each annual cash incentive award will be determined based on an assessment of individual performance against strategic, operational and leadership goals. The portion of the plan based on Company financial performance, utilizing the same metrics as in fiscal 2018, is weighted at 70%, and based on achieving predetermined adjusted net revenue (weighted at 40%) and adjusted operating income (weighted at 60%) targets.

The graphic below illustrates the weighting of the individual performance goals and the calculation of the objective performance goals and individual performance factor components of the annual incentive bonuses.



Target Opportunities

The target opportunities as a percentage of base salary for fiscal 2019 for our NEOs are shown below.

| | Bonus Targets Percentage of Base Salary | | |
Named Executive Officer	Fiscal 2019	Fiscal 2018	% Change
Kevin R. Johnson	200%	200%	0%
Patrick J. Grismer	100%	N/A	N/A
Rosalind G. Brewer	150%	150%	0%
John Culver	120%	120%	0%
Lucy Helm	100%	75%	25%
Scott Maw	100%	100%	0%

The total annual incentive bonus delivered to each NEO for fiscal 2019 was determined based on both the extent to which objective performance goals and individual performance goals were achieved as considered by the Committee. The possible payouts for each NEO based on achievement of threshold, target and maximum performance levels are disclosed in the Fiscal 2019 Grants of Plan-Based Awards Table on page 54.

Financial Performance Measures

For fiscal 2019, the portion of the bonus derived from objective performance goals was based on the achievement of performance goals for adjusted net revenue and adjusted operating income. We chose these measures because we believe they motivate our executives to drive Company growth and profitability.

To reflect performance above or below targets, adjusted net revenue and adjusted operating income have sliding scales that provide for annual incentive bonus payouts greater than the target bonus if results are greater than target (up to a maximum 200% payout) or less than the target bonus if results are lower than the target (down to a threshold of 20% of target payout, below which the result would be 0% payout).

In November 2018, the Committee established the performance goals for these two financial metrics. In setting the business performance scales, the Committee considered target Company performance under the challenging board-approved annual financial and long-term strategic plans, the potential payouts based on achievement at different levels on the sliding scale and whether the portion of incremental earnings paid as bonuses rather than returned to shareholders was appropriate.

The targets were designed to be challenging while recognizing economic uncertainties existing at the time the goals were established, including the prospect of continued global macroeconomic, retail and consumer headwinds.

Objective Performance Goals

Adjusted Net Revenue

For the NEOs, 40% of the objective performance goals, which accounts for 70% of the overall Annual Incentive Bonus Plan payout, is based on a consolidated adjusted net revenue goal. The fiscal 2019 performance target was set at levels above fiscal 2018 performance based upon our challenging business growth plans. The threshold, target and maximum criteria and actual results for Adjusted Net Revenue for fiscal 2019 were as follows:

ADJUSTED NET REVENUE[1]



	Threshold (Millions U.S.$)	Target (Millions U.S.$)	Maximum (Millions U.S.$)	Payout Percentage
		Adjusted actual performance $26,596.3		
Consolidated	24,875.7	26,184.9	26,970.5	150%

[1] The performance measures under the Annual Incentive Bonus Plan that were approved at the beginning of the performance period provided for certain non-GAAP adjustments so that the performance measures would more consistently reflect underlying business operations than the comparable GAAP measures. The fiscal 2019 consolidated operating income result excludes foreign currency fluctuations on revenue and operating income; ownership changes related to France, the Netherlands and Thailand; accounting changes and various other unusual or infrequent events that impacted results.

Adjusted Operating Income

For the NEOs, 60% of the objective performance goals, which accounts for 70% of the overall Annual Incentive Bonus Plan payout, is based on a consolidated adjusted operating income goal. In fiscal 2019, consolidated adjusted operating income equaled the total of all business units' operating income less total unallocated corporate expenses. The threshold, target and maximum criteria and actual results for fiscal 2019 Adjusted Operating Income are as follows:

ADJUSTED OPERATING INCOME[1]



	Threshold (Millions U.S.$)	Target (Millions U.S.$)	Maximum (Millions U.S.$)	Payout Percentage
		Adjusted actual performance $4,478.8		
Consolidated	4,087.2	4,394.8	4,790.3	120%

[1] The performance measures under the Annual Incentive Bonus Plan that were approved at the beginning of the performance period provided for certain non-GAAP adjustments so that the performance measures would more consistently reflect underlying business operations than the comparable GAAP measures. The fiscal 2019 consolidated operating income result excludes foreign currency fluctuations on revenue and operating income; ownership changes related to France, the Netherlands and Thailand; accounting changes; and various other unusual or infrequent events that impacted results.

Individual Performance Factor

The Compensation Committee believes that our NEOs' performance goals should support and help achieve the Company's strategic objectives and be tied to their areas of responsibility. The IPF is weighted at 30% of the total payout under the Annual Incentive Bonus Plan. In assessing each NEO's individual performance, the NEO's annual performance goals, as well as challenges that the NEO faced over the course of the year, are considered. For each of the NEOs, including the ceo, the Committee does not assign a specific weighting to any of the individual goals, and instead performs a holistic review of each NEO's performance in the aggregate.

With respect to the ceo's IPF, his individual performance goals for fiscal 2019 were set in October 2018 in collaboration with the board. At the Compensation Committee's November 2019 meeting, during a session at which the ceo was not present, the Committee considered our ceo's significant contributions to the Company's transformational "Growth at Scale" agenda and determined that the ceo's progress against his previously identified individual performance goals warranted an IPF of 175%. This IPF payout factor was likewise approved by the board.

For each of the NEOs other than the ceo, the ceo makes IPF recommendations to the Compensation Committee, based on each NEO's annual performance, and the Compensation Committee confirms a payout between 0-200%. At the Committee's November 2019 meeting, the ceo evaluated the performance of the other NEOs and presented the results of those evaluations to the Committee for consideration. The evaluations included an analysis of the executives' performance against their strategic priorities and operational initiatives. The Committee concurred with the ceo's recommendation for annual bonus payouts for Ms. Brewer, Mr. Culver, Mr. Grismer and Ms. Helm.

The key results influencing the Committee's decisions on the individual performance category portion of the cash bonus award for the NEOs are summarized below.

NEO*	Rationale	Compensation Decision (Amounts in Thousands)
Kevin R. Johnson	• Led the executive team to a new level of exceptional performance, executing across the multi-faceted, transformational "Growth at Scale" agenda, including expansion of Starbucks global retail footprint to more than 31,000 stores in over 80 markets worldwide, crossing key development milestones and continued strengthening of the Starbucks brand. • Further streamlined the Company to focus more resources and management attention on the core drivers of the business as well as executing operating goals with discipline, resulting in a 58% total shareholder return in fiscal 2019, and crossing the $100 billion market capitalization threshold for the first time in Starbucks history. • Led the Company to net revenue growth of 7% (exceeding prior guidance when excluding foreign exchange), delivered comparable store sales growth of 5% (meeting the high-end of initial guidance for fiscal 2019) and returned $12 billion to shareholders through a combination of share purchases and dividends. • Established pioneering investments in digital, retail and food technology ventures to fuel innovation through fiscal 2020 and beyond.	**Percent of Target: 145%** Base Salary: 1,500 2019 Annual Incentive Award: 4,347 2019 LTI Award: 13,273
Patrick J. Grismer	• Introduced a new long-term earnings growth algorithm and capital allocation model aligned with the "Growth at Scale" agenda, outlining predictable, sustainable growth. • Elevated and refined the Company's strategic and financial planning processes, bringing more focus and discipline to Company-wide resource allocation and margin management. • Returned $12 billion of capital to shareholders, on track with our fiscal 2018 commitment to return $25 billion through fiscal 2020.	**Percent of Target: 137%** Base Salary: 715 2019 Annual Incentive Award: 1,027 2019 LTI Award: 7,500
Rosalind G. Brewer	• Achieved U.S. revenue growth of 9%, driven by 5% comparable sales growth and 2% increase in transactions year over year. • Introduced multi-tier redemption for rewards members and increased total U.S. active rewards members to 17.6 million, representing 15% growth from the prior fiscal year. • Delivered relevant beverage innovation and completed Nitro Cold Brew roll-out across our U.S. company-operated stores. • U.S. customer connection scores reached an all-time high in fiscal 2019.	**Percent of Target: 137%** Base Salary: 1,032 2019 Annual Incentive Award: 2,143 2019 LTI Award: 4,455

NEO*	Rationale	Compensation Decision (Amounts in Thousands)
John Culver	• Successfully leveraged our Global Coffee Alliance with Nestlé, highlighted by the launch of three new coffee platforms in over 30 new markets. • Successfully integrated East China (acquired in 2017) while expanding China's total store base by over 600 net new stores. • Continued executing on our Streamline initiatives, including the sale of France, the Netherlands and Thailand markets.	Percent of Target: 137% Base Salary: 852 2019 Annual Incentive Award: 1,415 2019 LTI Award: 4,455
Lucy Helm	• Successfully defined talent strategy and philosophy, including disciplined approach to senior level talent and succession planning. • Significantly redesigned and enhanced Annual Incentive Bonus Plan and Leadership Stock Plan and created a structured equity grant retention process. • Delivered enterprise organizational design changes and accelerated pace of innovating and modeling excellence in partner care.	Percent of Target: 125% Base Salary: 624 2019 Annual Incentive Award: 790 2019 LTI Award: 2,768

* Excludes Mr. Maw who retired on November 30, 2018.

Fiscal 2019 Bonuses Earned

Bonuses earned are aligned with Starbucks fiscal 2019 performance and are differentiated to reflect individual contributions.

The table below shows the fiscal 2019 actual bonus levels for each component of the Annual Incentive Bonus Plan, based on achievement of the performance metrics and bonuses earned, which are also disclosed in the "Non-Equity Incentive Compensation Plan" column of the Summary Compensation Table.

Fiscal 2019 Annual Incentive Bonus Plan

Named Executive Officer	Payout on Consolidated Adjusted Operating Income (60% Weighting)	Payout on Business Unit/ Consolidated Adjusted Net Revenue (40% Weighting)	Objective Performance (% of Target)	Individual Performance (% of Target)	Bonus Earned (% of Target)	Bonus Earned $
Kevin R. Johnson	120%	150%	132%	175%	145%	$4,347,000
Patrick J. Grismer	120%	150%	132%	150%	137%	$1,027,065[1]
Rosalind G. Brewer	120%	150%	132%	150%	137%	$2,143,440
John Culver	120%	150%	132%	150%	137%	$1,414,670
Lucy Helm	120%	150%	132%	110%	125%	$ 790,020
Scott Maw	120%	150%	132%	N/A	N/A	N/A

[1] Prorated for November 12, 2018 hire date.

Leadership Stock Plan

Overview

In fiscal 2019, we granted each of our NEOs who was employed by the Company prior to the beginning of the year long-term performance-based compensation in the form of time-based RSUs and PRSUs. For Mr. Grismer, who joined the Company in the first quarter of fiscal 2019, his long-term incentive award was part of his sign-on agreement as discussed on page 49.

Time-based RSUs vest annually in equal installments of 25%, commencing on the first anniversary of the grant date. PRSUs are earned only to the extent pre-established performance goals are met and, if earned, are subject to additional time-based vesting requirements. Both time-based RSUs and PRSUs include dividend equivalent rights (beginning in fiscal 2018). The values of the long-term incentive awards reflected in the table below were designed to be competitive to market, recognize personal performance of each executive in the fiscal year prior to the November grant date (as applicable), and to further increase the percentage of total pay that is variable and at-risk based on Company financial performance.

The table below reflects the value of annual long-term incentive awards approved by the Committee for our NEOs in each of the last two fiscal years. We determined the number of PRSUs to be delivered by dividing 60% of the value approved by the Committee by the closing price of our stock on the grant date. For time-based RSUs, we divided 40% of the value by the closing price of our stock on the grant date. Because the value approved by the Committee is approved in advance of the awards being granted and may use different assumptions than are applied to the awards for accounting purposes, the value of awards approved by the Committee may be different from the grant date fair value of equity awards as disclosed in the Summary Compensation Table.

Value of Annual Long-Term Incentive Compensation Awards

Named Executive Officer	Granted in Fiscal 2019	Granted in Fiscal 2018[4]	% Change
Kevin R. Johnson[1]	$18,000,000	$ 11,100,000	62%
Patrick J. Grismer[2]	N/A	N/A	N/A
Rosalind G. Brewer[3]	$ 7,000,000	N/A[5]	N/A
John Culver[3]	$ 7,000,000	$ 4,500,000	56%
Lucy Helm[3]	$ 4,350,000	$ 2,500,000	74%
Scott Maw	N/A	$ 5,000,000	N/A

[1] Mr. Johnson's award amount includes a $5 million performance-vesting stock option award, which is described in more detail below.

[2] Pursuant to the sign-on agreement entered into by Mr. Grismer and the Company, Mr. Grismer was awarded $7.5 million in sign-on equity and did not receive an annual grant in fiscal 2019.

[3] In November 2018, the Compensation Committee elected to use its discretion and approve a one-time increase to the awards under the Leadership Stock Plan for Ms. Brewer, Mr. Culver, and Ms. Helm. Ms. Brewer and Mr. Culver each received an increase of $2.5 million in value, and Ms. Helm received an increase of $1.35 million in value.

[4] Award amounts granted in fiscal 2018 included stock options and PRSUs under previous compensation design, described in more detail on page 38.

[5] Pursuant to the sign-on agreement entered into by Ms. Brewer and the Company, Ms. Brewer was awarded $7 million in sign-on equity and did not receive an annual grant in fiscal 2018.

Fiscal 2019 Time-Based RSUs

In fiscal 2019, the Company implemented a change to the Leadership Stock Plan by issuing time-based RSUs (40% of the total award), rather than options, which were previously granted, to support executives' stock ownership and encourage retention. Time-based RSUs were granted to our NEOs on November 14, 2018 representing 40% of the value shown above, other than for our ceo, whose award amount includes an additional $5 million special performance-vesting stock option award. Time-based RSUs vest annually in equal installments of 25%, commencing on the first anniversary of the grant date. The time-based RSUs granted to the NEOs in fiscal 2019 are disclosed in the Grants of Plan-Based Awards Table for Fiscal 2019 on page 54.

Fiscal 2019 PRSUs

In response to shareholder feedback and consistent with our focus on strategic performance that will drive longer-term shareholder returns, the Committee lengthened the performance period for the awards under the Leadership Stock Plan. The EPS metric will now be measured over a three-year period rather than the previous two-year measurement period. Furthermore, the Committee added a relative TSR modifier, replacing the ROIC modifier, which can impact payout of PRSUs upward or downward by 25%. Annual EPS performance targets are set and then averaged at the conclusion of the three-year performance period to determine baseline payouts from 0-200%, and three-year relative TSR performance is measured against the S&P 500 and has the potential to modify the award. The PRSUs granted in 2019 reflect this new structure and represent 60% of target long-term award value for fiscal 2019, consistent with fiscal 2018.

The extent to which PRSUs are earned is based on our achievement of annual adjusted EPS and relative TSR goals measured over a three-year period following the grant date. Annual EPS targets are measured and certified by the Compensation Committee each year, with the payout factors for each of the three years averaged at the end of the performance period. To reflect performance above or below target, adjusted EPS has a sliding scale that provides for payouts

greater than the target number of PRSUs if performance results are greater than target (up to a maximum 200% of payout) or less than the target number if performance results are lower than target (down to a 25% payout for threshold performance, below which the payout would be 0%). If the target EPS goal under the PRSUs is not met, then the awards will pay out at zero. To the extent the performance targets are met, earned PRSUs generally vest 100% on the third anniversary of the grant date, with a possible adjustment of upward or downward of 25% based on achievement of predetermined relative TSR goals. The target and maximum number of PRSUs that could have been earned by the NEOs are disclosed in the Grants of Plan-Based Awards Table for fiscal 2019 on page 54.

Special Equity Awards

The Compensation Committee retains the ability to grant discretionary equity awards in certain circumstances, including to support our succession-planning goals and incentivize and retain key executives. The ceo's fiscal 2019 annual long-term opportunity was enhanced with an award of performance-vesting stock options with a grant date fair market value of $5 million. These options only become exercisable if Starbucks delivers absolute TSR (including stock price appreciation and dividends) of at least 25% during the three years following the grant date of the award, November 14, 2018. As of April 26, 2019, the threshold performance-based hurdle for these options has been achieved and vesting of this award is now tied exclusively to continued service for the remainder of the performance period.

Our Executive Compensation Process

Target total direct compensation for our NEOs is composed of base salary, target annual incentive bonus and target value of long-term equity incentives. Target total direct compensation is designed to be competitive with peer companies and market data, as explained below under "Peer Group Companies and Benchmarking."

The Compensation Committee typically reviews target total direct compensation and approves the target value of annual incentive bonuses (as a percentage of base salary) annually at its November meeting following the conclusion of the fiscal year. Base salaries, bonus payments (for performance in the prior fiscal year), performance goals for annual incentive bonuses and long-term equity grants are approved after the end of each fiscal year at the November meeting. This process allows the Compensation Committee to consider comprehensive information, including the performance of each NEO during the prior fiscal year, when making final compensation decisions.

Management's Role in the Executive Compensation Process

Mr. Johnson, our ceo, along with key members of our human resources function ("Partner Resources") and our Law & Corporate Affairs Department each help support the Compensation Committee's executive compensation process and regularly attend portions of committee meetings. As part of the executive compensation process, Mr. Johnson provides his perspective to the Compensation Committee regarding the performance of his executive leadership team, which includes all of our executive officers and certain other senior officers of the Company. Members of the Partner Resources team present recommendations to the Compensation Committee on the full range of annual executive compensation decisions, including (i) annual and long-term incentive compensation plans, (ii) target competitive positioning of executive compensation, and (iii) target total direct compensation for each executive officer. These recommendations are developed in consultation with Mr. Johnson (except with regard to his own compensation) and are supported by market data.

The Role of Consultants in the Executive Compensation Process

For fiscal 2019, the Compensation Committee engaged F.W. Cook & Co., Inc. ("F.W. Cook") as its outside independent compensation consultant. The Compensation Committee's consultant regularly attends committee meetings and attends executive sessions as requested by the Compensation Committee's chair. Without the Compensation Committee's prior approval, F.W. Cook will not perform any services for Starbucks management, although the Compensation Committee has directed that F.W. Cook work in cooperation with management as required to gather and review information necessary to carry out its obligations. During fiscal 2019, F.W. Cook did not perform any services for Starbucks other than making recommendations with respect to executive compensation and non-employee director compensation under its engagement by the Compensation Committee. Its tasks also included reviewing, validating and providing input on information, programs and recommendations made by management.

At-Risk Compensation

A core principle of our executive compensation program is that a large majority of compensation awarded to our NEOs, especially to our ceo, be variable, performance-based and "at-risk." This type of compensation is primarily dependent on the financial success of our Company and the performance of Starbucks common stock. This means that our executives are rewarded when they produce value for our shareholders and our partners. Elements of our fiscal 2019 program that fall within this category include annual incentive bonuses, RSUs and PRSUs.

Review of Tally Sheet Information

The Compensation Committee generally considers the following information for each executive when setting compensation: (i) the targeted value of base pay, annual incentive bonus, equity grants and other benefits and (ii) the accumulated value of "in-the-money" outstanding equity grants broken out by (a) exercisable value for options and (b) unvested value for options, RSUs and PRSUs. This information helps the Compensation Committee understand the total compensation being delivered to executives and the long-term retentive elements in place for executives. This information is considered by the Compensation Committee, along with market data, performance and the other factors discussed above in setting executive compensation.

Internal Pay Equity

The Compensation Committee considers internal pay equity, among other factors, when making compensation decisions. However, the Compensation Committee does not use a fixed ratio or formula when comparing compensation among executive officers. The Compensation Committee believes that a failure to maintain an appropriate balance in the pay levels among members of our executive leadership team creates inappropriate business risks.

Peer Group Companies and Benchmarking

The Compensation Committee reviews compensation levels and design at peer companies as part of its decision-making process so it can set total compensation levels and practices that it believes are competitive and aligned with Starbucks scale and level of performance. The Compensation Committee generally sets target total direct compensation for our executives to be competitive with peer companies and other market data, and takes into consideration scope of job responsibilities, individual performance of the executive and other factors. The Compensation Committee's executive compensation determinations are based on its review of such factors and are informed by the experiences of the members of the Compensation Committee as well as input from, and peer group data provided by, the Compensation Committee's independent compensation consultant, F.W. Cook.

The market data considered by the Committee as part of the annual pay-setting process reflects compensation levels and practices for executives holding comparable positions at peer group companies and includes broader compensation survey data.

The Compensation Committee, with assistance from F.W. Cook, annually reviews the composition of our peer group. As part of such reviews, the Committee considers specific criteria and recommendations regarding companies to add or remove from the peer group. The industries from which we select our peer group companies consist of consumer staples, consumer discretionary and information technology-software and services. From those industries, the Committee selected a peer group that includes global companies with complex management needs and strong brand profiles. There were no changes to the peer group for fiscal 2019.

The Compensation Committee and independent directors considered the peer group in connection with their fiscal 2019 target total direct compensation decisions. The table below lists the companies that were considered for fiscal 2019.

Starbucks Fiscal 2019 Executive Compensation Peer Group Companies

Consumer Staples	**Consumer Discretionary**	**IT-Software and Services**
Coca-Cola Company	Estee Lauder Companies	PayPal Holdings, Inc.
Colgate-Palmolive Co.	Home Depot	Visa Inc.
General Mills, Inc.	L Brands, Inc.	
Kellogg Company	McDonald's Corp.	
Kraft Heinz Company	Marriott International	
PepsiCo, Inc.	NIKE, Inc.	
Procter & Gamble Co.	Target Corp.	
	V.F. Corporation	
	Yum! Brands, Inc.	

Other Compensation Policies

2020 Executive Compensation

In December 2019, the board awarded one-time long-term cash performance-based awards to Mr. Johnson and Ms. Brewer, for recognition and continuity of their high-caliber leadership. The awards primarily support the Company's leadership retention process and reflect the board's commitment to building an organization with long-term leadership continuity. The awards are designed to retain Starbucks key leaders in their roles for at least the next three years by providing compelling upside reward opportunity beyond the Company's regular compensation program for continuing to achieve exceptional shareholder returns through the transformational "Growth at Scale" agenda. Payout under these awards is tied to relative TSR over a three-year performance period, with targets of $25 million and $5 million, respectively.

Sign-On Bonuses and New Hire Equity Awards

We provide sign-on bonuses and new hire equity awards when the Compensation Committee determines it is necessary and appropriate to advance the Company's interests, including to attract top-executive talent from other companies. Sign-on bonuses and new hire equity awards are an effective means of offsetting the compensation opportunities executives forfeit when they leave a former employer to join Starbucks. We typically require newly recruited executives to return a pro rata portion of their sign-on bonus if they voluntarily leave Starbucks within a certain period of time after joining us, and new hire equity awards are subject to a time-based vesting period.

In connection with Mr. Grismer's appointment in fiscal 2019 as our executive vice president and chief financial officer, the Compensation Committee approved an annualized base salary of $845,000, an annual bonus target of 100% of base salary, a new hire equity award of $7,500,000 and a new hire cash award of $1,500,000. The Committee determined Mr. Grismer's new hire compensation package after considering several factors, including compensation data for comparable positions at other companies and the need to provide a meaningful retention incentive, as well as awards forfeited by Mr. Grismer upon his resignation from his former employer. Mr. Grismer's equity award consists of 100% time-based RSUs with 40% of the RSUs vesting on the first anniversary of the grant date, 30% on the second anniversary of the grant date, and 30% on the third anniversary of the grant date, subject to continued employment. The new hire cash award was paid 30 days after Mr. Grismer's start date.

In fiscal 2018, the Committee determined Ms. Brewer's new hire compensation package after considering several factors, including compensation data for comparable positions at other companies and the need to provide a meaningful retention incentive. The equity award consists of approximately 40% stock options and 60%

performance-vesting RSUs (based on positive adjusted operating income performance during the three-fiscal-quarter period ended July 1, 2018). One third of the stock options and RSUs vest on each anniversary of the grant date, subject to continued employment. One third of the new hire cash award was paid 30 days after Ms. Brewer's start date, one third was paid after twelve months of employment, and one third will be paid after 24 months of employment, subject to continued employment. The second installment of the stock options and performance-vesting RSUs vested in fiscal 2019, pursuant to the terms of her sign-on agreement.

Retirement of Scott Maw

On June 28, 2018, the Company announced that Scott Maw, executive vice president and chief financial officer, would retire from the Company on November 30, 2018 (the "retirement date") and that the Company would commence a search process for his successor. Mr. Maw entered into a transition agreement with the Company on June 27, 2018, which provided that (1) if the Company hired a chief financial officer prior to his retirement date, Mr. Maw would transition to a senior advisor role but remain employed (with the same compensation and benefits) through the retirement date; (2) between the retirement date and March 31, 2019, he would serve as a senior consultant to the Company in exchange for $250,000 per month; and (3) subject to his execution of a release of claims and continued employment through the retirement date, he would receive a $400,000 cash transition bonus. Mr. Maw's transition agreement was approved by the Compensation Committee. Following Mr. Maw's retirement and while serving as a senior consultant to the Company, he did not retain his status as a partner nor did he receive any severance, health care or 401(k) benefits.

Perquisites and Other Executive Benefits

Our executive compensation program includes limited executive perquisites and other benefits. The aggregate incremental cost of providing perquisites and other benefits to our NEOs is detailed in the "Fiscal 2019 All Other Compensation Table" on page 54.

We believe the perquisites and other executive benefits we provide are representative of those offered by the companies that we compete with for executive talent, and therefore offering these benefits serves the objective of attracting and retaining top executive talent.

We offer the following perquisites to our NEOs:

- *Company Aircraft.* The Company maintains aircraft to facilitate business travel. The Company has adopted a comprehensive Aviation Use Policy, including guidelines for annual reporting to the Audit Committee to ensure transparency relative to aircraft usage and the business purpose served. In accordance with the Aviation Use Policy, the ceo may use corporate aircraft for personal travel under the terms outlined in the aircraft time-sharing agreement between him and the Company. Personal use of the aircraft by the ceo pursuant to the time-sharing agreement requires him to reimburse the Company the operating expenses of such flights chargeable pursuant to Federal Aviation Regulations. Any executive personal travel done in connection with a business-purpose flight results in imputed income to the executive under IRS regulations and, for NEOs, "other compensation" equal to the aggregate incremental costs to the Company resulting from such personal travel. The Company's Aviation Use Policy also allows for personal guests of executive officers and board members to travel on business-related flights on our corporate aircraft under certain limited circumstances, and the executives and/or board members are imputed income for such guest travel, as required by IRS regulations.

- **Security.** We believe that the personal safety and security of our senior executives is of the utmost importance to the Company and its shareholders. Pursuant to our executive security program, we may from time to time provide personal security services to certain executives. Security services include home security systems and monitoring and, in some cases, personal security services. These protections are provided due to the range of security issues encountered by senior executives of large, multinational corporations, and particularly with respect to high-profile executives. For fiscal 2019, the Company paid $88,700 and $32,500 toward Mr. Johnson's and Ms. Brewer's personal security, respectively. The Company did not pay personal security costs for any other executive in fiscal 2019, except in connection with business-related travel.

- **Executive Physicals, Life and Disability Insurance.** We offer to pay for annual physical examinations for all partners at the senior vice president level and above. These examinations provide a benefit to the Company and the executive at a relatively small cost to the Company. We also provide life and disability insurance to all partners at the vice president level and above at a higher level than is provided to partners generally. The amounts paid in respect of these benefits to our NEOs in fiscal 2019 are detailed in the "Fiscal 2019 All Other Compensation Table."

- **Relocation and Expatriate Expenses.** We provide relocation assistance to some manager-level partners and all partners at the director level and above. Under limited circumstances, we provide certain reimbursements and benefits to partners that expatriate to another country for work on the Company's behalf.

- **Deferred Compensation.** Executives, as well as partners at the director level and above, are eligible to defer cash compensation under the Management Deferred Compensation Plan ("MDCP"). The MDCP is primarily intended to provide eligible partners an additional before-tax means of saving over and above that available under the 401(k) plan. We do not pay or guarantee above-market returns. The appreciation, if any, in the account balances of plan participants is due solely to contributions by participants and the underlying performance of the measurement funds selected by the participants. The measurement fund alternatives available to MDCP participants are identical to the investment funds available to 401(k) plan participants. Effective January 1, 2011, we ceased making Company matching contributions under the MDCP.

Investing in our Partners (Our Total Rewards Philosophy)

We believe that investing in our partners results in increased engagement, satisfaction and retention, which ultimately leads to an elevated *Starbucks Experience* for our customers.

Our Total Rewards philosophy is designed to recognize and reward the contributions of all partners, including executives. We offer a comprehensive benefits package to all eligible full- and part-time partners in the U.S. and locally competitive benefits packages in other countries. In addition to our equity incentive plans discussed above, we offer an employee stock purchase plan to partners in the U.S. and Canada that allows participants to purchase Starbucks stock at a 5% discount to the fair market value at the end of each offering period under the plan. We believe our Total Rewards practices motivate our executives to build long-term shareholder value and reward the partners who take care of our customers.

- **Broad-Based "Bean Stock" Program:** A long-term incentive grant of time-based RSUs was made in November 2018 to approximately 196,000 eligible non-executive partners in 21 markets around the world, including qualified part-time partners. We refer to this broad-based equity program as our "Bean Stock" program. Bean Stock participants include those partners who work in our stores and serve our customers directly. In fiscal 2019, Bean Stock participants realized approximately $282 million in pre-tax gains from previously granted Bean Stock awards, inclusive of over $100 million as a result of incremental investment made in our partners following U.S. tax reform.

- **Future Roast 401(k) Savings Plan:** Available to all partners who are at least age 18 with 90 days of service. The Starbucks Match within the 401(k) is 100% of the first 5% of eligible compensation contributed. The match is immediately fully vested and is contributed to each participant's 401(k) account each pay period along with the participant's contributions. In fiscal 2019, Starbucks contributed more than $113 million in matching contributions.

- **Insurance Coverage for Partners:** For more than 20 years, Starbucks has provided health insurance coverage for partners working 20 hours or more a week. Starbucks also provides life and disability insurance to our partners.

- **College Achievement Plan:** The Starbucks College Achievement Plan was launched in fiscal 2014. It provides eligible partners in the U.S. with the opportunity to earn a bachelor's degree online from Arizona State University with 100% tuition coverage. Additionally, our military service member and veteran partners can extend an additional Starbucks College Achievement Plan benefit to their spouse, domestic partner or child. As of the end of fiscal 2019, more than 13,000 partners were participating in Starbucks College Achievement Plan, with more than 3,000 graduates.

- **Paid Sick Time, Vacation, Holiday and Parental Leave:** Starbucks is an industry leader in paid sick time and parental leave and has competitive policies for vacation and holiday pay.

The above benefits specifically apply in the U.S., but we generally strive to provide similar benefits in all countries while considering the social coverage programs available in each country.

Executives are eligible to participate in all benefit plans we offer to partners generally. This helps us attract and retain top executive talent.

Executive Compensation Agreements and Arrangements

Employment Agreements and Termination Arrangements

We typically deliver an offer letter to an executive officer upon hire or promotion noting that the executive is employed "at will," and these letters typically do not provide for severance upon termination. None of our NEOs have employment or severance agreements.

We may from time-to-time offer severance benefit arrangements for terminated or separated executives as part of a negotiated termination of employment in exchange for a release of claims against the Company and other covenants in the best interests of the Company.

Change-in-Control Arrangements

We do not provide any special change-in-control benefits to executives. Our only change-in-control arrangement, which applies to all partners with equity compensation awards, is "double-trigger" accelerated vesting of equity. This means that under our equity plan, unvested awards will accelerate vesting if (i) there is a change in control, and (ii) either (a) awards are assumed or substituted with awards of the surviving company and the partner is terminated or resigns for good reason within one year after the change in control or (b) awards are not assumed or substituted with awards of the surviving company, in which case they vest immediately upon a change in control. We believe it is appropriate to provide double-trigger accelerated equity vesting because it aligns executives' interests with the interests of shareholders without providing an undue benefit to executives who continue to be employed following a change-in-control transaction.

Executive Compensation Policies and Practices

Executive Stock Ownership Guidelines

Our long-standing stock ownership guidelines were established for executive officers to encourage them to have a long-term equity stake in Starbucks, align their interests with shareholders and mitigate potential compensation-related risk. The guidelines provide that each executive officer must hold a multiple of his or her annual base salary in Starbucks stock and include the following holding requirements:

Position	Ownership Requirement (Multiple of Base Salary)
ceo	6x
executive officers	3x
other evps	2x

Each executive officer generally has five years to achieve the minimum ownership requirement. If an executive is not on track to meet the requirement by the end of the third year after becoming subject to the guidelines, he or she will be required to hold 50% of the net shares received upon the exercise of stock options and the vesting of RSUs. This holding requirement increases to 100% if the executive has not met the minimum ownership guideline by year five.

In addition to shares held outright, unvested RSUs that are subject only to a time-vesting condition count towards the ownership threshold. As of the date of this proxy statement, all of our NEOs exceed their current ownership requirement.

Risk Considerations

We believe that the design and objectives of our executive compensation program provide an appropriate balance of incentives for executives and avoid inappropriate risks. In this regard, our executive compensation program includes, among other things, the following design features:

- Balanced mix of fixed versus variable compensation and cash-based versus equity-based compensation;
- Variable compensation based on a variety of performance goals, including Company and, where appropriate, individual performance goals;
- Balanced mix of short-term and long-term incentives;
- Stock ownership and holding requirements;
- Anti-hedging and pledging policies that apply to all partners; and
- Clawback policy.

F.W. Cook performed an annual risk assessment of our compensation objectives, philosophy, and forms of compensation and benefits for all partners, including executives, to determine whether the potential risks arising from such policies or practices are reasonably likely to have a material adverse effect on the Company. Based upon this review, management and the Compensation Committee concluded that our compensation practices and policies do not create risks that are reasonably likely to have a material adverse effect on the Company, and F.W. Cook supported this conclusion. A report summarizing the results of this assessment was reviewed and discussed with the Compensation Committee at its September 2019 meeting.

Clawbacks and Recovery of Incentive Compensation

Starbucks "Clawback" policy allows the Company to seek reimbursement with respect to incentive compensation paid or awarded to executive officers (as designated by the board) where: (i) the payment of a bonus or equity award (or the vesting of such award) was predicated upon the achievement of financial results that were the product of fraudulent activity or that were subsequently the subject of a material negative restatement, and (ii) a lower or no bonus payment or equity award would have been made to executive officers (or lesser or no vesting would have occurred with respect to such award) based on the restated financial results; that is, the financial results that would have pertained absent such fraudulent activity. The policy became effective, with respect to equity awards, beginning with awards granted in fiscal 2010 and, with respect to annual incentive bonuses, beginning with bonuses earned for fiscal 2010. In addition, since November 2017, our program contains clawback provisions for material misconduct by executives, including willful and intentional failure to perform responsibilities and material failure to comply with Company rules, policies or procedures.

Equity Grant Timing Practices

Most equity grants occur on pre-established dates pursuant to our equity grant guidelines, with annual grants generally occurring on the later of the second business day after the public release of fiscal year-end earnings, or, if later, the final day of the board of directors' November meeting. Annual awards for executives are granted pursuant to a formula based on a specified dollar amount, with the number of shares and exercise price for each option grant determined based on the closing market price of our stock on the grant date and the number of shares for each RSU and PRSU grant determined by dividing the dollar amount by the closing market price of our stock on the grant date. The Compensation Committee approves annual awards for partners at the executive vice president level and above. The Compensation Committee has delegated authority to the ceo and evp, Partner Resources to make annual grants, within certain parameters, to partners at the senior vice president level and below, and to newly hired or newly promoted partners below the executive officer level. All other new hire and promotion grants at the executive vice president level and above are approved by the Compensation Committee.

Anti-Hedging and Anti-Pledging Policies

Starbucks Insider Trading Policy prohibits Starbucks partners from engaging in hedging transactions designed to offset decreases in the market value of Starbucks securities, including certain forms of hedging and monetization transactions, such as "zero-cost collars" and "prepaid variable forward contracts." Our Insider Trading Policy also prohibits Starbucks partners from holding Starbucks stock in a margin account or pledging Starbucks stock as collateral for a loan.

Compensation Consultant Independence

In furtherance of maintaining the independence of the Compensation Committee's compensation consultant, the Committee has the sole authority to retain, terminate and obtain the advice of F.W. Cook (at the Company's expense). Further, as discussed above, the Compensation Committee's compensation consultant will not perform any services for Starbucks management unless approved in advance by the Committee.

In connection with its engagement of F.W. Cook, the Compensation Committee considered various factors bearing upon F.W. Cook's independence including, but not limited to, the amount of fees received by F.W. Cook from Starbucks as a percentage of F.W. Cook's total revenue, F.W. Cook's policies and procedures designed to prevent conflicts of interest and the existence of any business or personal relationship that could impact F.W. Cook's independence. After reviewing these and other factors, the Compensation Committee determined that F.W. Cook was independent and that its engagement did not present any conflicts of interest. F.W. Cook also determined that it was independent from management and confirmed this in a written statement delivered to the chair of the Compensation Committee.

Shareholder Feedback / Say-on-Pay Advisory Vote

Starbucks provides shareholders with an annual advisory vote to approve its executive compensation program under Section 14A of the Exchange Act. At our 2019 Annual Meeting of Shareholders, approximately 93% of the votes cast approved our advisory vote on executive compensation.

As discussed above, our executive compensation program was one of the topics discussed as part of our ongoing investor engagement process. During this process, we received overall positive feedback regarding the core structure and elements of our executive compensation program.

The Compensation Committee evaluated our Say-on-Pay result and considered investor feedback in evaluating Starbucks executive compensation programs, as discussed in this Compensation Discussion and Analysis. The Committee also assessed the interaction of our compensation programs with our business objectives, input from F.W. Cook and peer data, each of which is evaluated in the context of the Committee's fiduciary duty to act as the directors determine to be in the best interests of the Company. While each of these factors bore on the Compensation Committee's decisions regarding NEO compensation, the Committee did not make any changes to our executive compensation program and policies as a result of our 2019 advisory vote on executive compensation. However, we did take certain actions following fiscal 2019 to address the specific needs of our business, as previously discussed.

Compensation and Management Development Committee Report

The Compensation and Management Development Committee is intimately involved in the both the goal setting and decision-making processes for the Company's executive compensation programs. With input from the Company's management, outside counsel and the Company's independent compensation consultant, the Committee has reviewed and discussed this Compensation Discussion and Analysis. Based on this process and its thorough review, the Committee recommended to the board of directors that this Compensation Discussion and Analysis be included in the Company's 2019 Form 10-K and this proxy statement.

Respectfully submitted,

Mary N. Dillon (chair)
Richard E. Allison, Jr.
Satya Nadella
Clara Shih
Javier G. Teruel

Executive Compensation Tables

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding fiscal years 2019, 2018 and 2017 compensation for our NEOs, except fiscal year 2017 information for Ms. Brewer and fiscal year 2018 and 2017 for Mr. Grismer are not provided because they were not NEOs in those years.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Kevin R. Johnson president and chief executive officer	2019	1,499,992	—	8,272,802	5,000,003	4,347,000	122,153	19,241,950
	2018	1,461,533	—	6,659,982	4,233,929	960,000	67,036	13,382,480
	2017	1,154,808	—	5,914,248	3,919,630	469,688	21,990	11,480,364
Patrick J. Grismer executive vice president, chief financial officer	2019	715,000	1,500,000	7,499,989	—	1,027,065	466,697	11,208,751
Rosalind G. Brewer group president, Americas and chief operating officer	2019	1,032,308	333,000	4,454,632	—	2,143,440	53,116	8,016,496
	2018	961,540	334,000	4,050,177	2,681,771	980,000	144,594	9,152,082
John Culver group president, International, Channel Development and Global Coffee & Tea	2019	851,652	—	4,454,632	—	1,414,670	23,370	6,744,324
	2018	824,993	—	2,699,997	1,716,456	643,500	22,240	5,907,186
	2017	809,135	—	2,581,817	1,716,322	237,600	21,990	5,366,864
Lucy Helm executive vice president, chief partner officer	2019	624,222	—	2,768,270	—	790,020	24,002	4,206,515
	2018	599,998	—	1,499,999	953,582	315,000	19,373	3,387,951
	2017	582,019	—	1,147,462	762,807	101,250	21,652	2,615,190
Scott Maw executive vice president, chief financial officer (retired November 30, 2018)	2019	169,233	400,000	—	—	—	1,001,111	1,570,343
	2018	800,007	—	2,999,997	1,907,175	256,000	17,590	5,980,769
	2017	789,423	—	2,868,709	1,907,030	180,000	16,440	5,761,602

[1] For Mr. Grismer, includes a sign-on bonus of $1,500,000, which was paid upon his commencing employment with the Company as executive vice president and chief financial officer, effective November 12, 2018 and November 30, 2018, respectively. For Mr. Maw, includes his retirement transition bonus. For Ms. Brewer, includes payment of her new hire cash award, paid as follows: one-third 30 days after her start date in fiscal 2018, one-third after twelve months of employment in fiscal 2019, and one-third after twenty-four months of employment in fiscal 2020, subject to continued employment.

[2] Represents the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718. Consistent with the requirements of FASB ASC Topic 718, the value of the PRSUs is based on one-third of the full number of shares for which target EPS was established in fiscal year 2019 under the award made on November 14, 2018, which is scheduled to vest on November 14, 2021. These amounts do not reflect whether the recipient has realized or will realize a financial benefit from the awards (such as by exercising stock options). The grant date fair values have been determined based on the assumptions and methodologies set forth in the Company's Form 10-K (Note 12: Employee Stock and Benefit Plans) for the fiscal year ended September 29, 2019. The grant date fair value for PRSUs is reported based upon the probable outcome of the performance conditions at the target level on the grant date. The value of the annual PRSU awards granted in fiscal 2019, assuming achievement of the maximum performance level of 200%, would have been: Mr. Johnson: $6,145,554; Ms. Brewer: $3,309,279; Mr. Culver: $3,309,279; and Ms. Helm: $2,056,494. Mr. Grismer's stock awards, provided as part of his sign-on award, were in the form of RSUs and do not include any performance metrics for vesting. Mr. Maw was not issued any PRSUs in fiscal 2019 due to his retirement, effective November 30, 2018. The assumed expected term of stock options shown in the Company's Form 10-K (Note 12: Employee Stock and Benefit Plans) is a weighted average expected term covering all optionees. In addition, in accordance with GAAP, the fair value of a stock option granted to a retirement-eligible partner will be expensed earlier than an identical stock option granted to a partner who is not retirement eligible. During fiscal 2019, Messrs. Johnson and Culver and Ms. Helm were retirement eligible.

[3] These amounts represent earned annual incentive bonuses under the Annual Incentive Bonus Plan.

[4] The table below shows the components of "All Other Compensation" for the NEOs.

FISCAL 2019 ALL OTHER COMPENSATION TABLE

Name	Insurance Premiums ($)[1]	Retirement Plan Contributions ($)[2]	Security ($)[3]	Other ($)	Total ($)
Kevin R. Johnson	5,970	14,000	88,708	13,475[4]	122,153
Patrick J. Grismer	7,615	14,000	—	445,082[5]	466,697
Rosalind G. Brewer	5,970	—	32,500	14,646[4]	53,116
John Culver	5,970	14,000	—	3,400	23,370
Lucy Helm	6,602	14,000	—	3,400	24,002
Scott Maw	1,111	—	—	1,000,000[6]	1,001,111

[1] Represents the premiums paid on behalf of our NEOs under our executive life and disability insurance plans.

[2] Represents Company matching contributions to the accounts of our NEOs in the Company's 401(k) plan.

[3] Represents the aggregate incremental costs to the Company of providing home security services and equipment. We determine the incremental cost to us for this benefit based on the actual costs or charges incurred.

[4] Includes expenses related to the personal use of the Company aircraft.

[5] Represents relocation expenses as a result of Mr. Grismer joining the Company as executive vice president and chief financial officer in fiscal 2019.

[6] Represents the fees paid to Mr. Maw between his effective retirement date, November 30, 2018, and March 31, 2019, during which time Mr. Maw served as a senior consultant to the Company in exchange for receiving consulting fees of $250,000 per month.

FISCAL 2019 GRANTS OF PLAN-BASED AWARDS TABLE

The following table sets forth information regarding fiscal 2019 annual incentive bonus awards and equity awards granted to our NEOs in fiscal 2019.

Name	Award	Approval Date	Grant Date[1]	Potential Future Payouts Under Non-Equity Incentive Plan Awards — Threshold ($)	Target ($)	Maximum ($)	Potential Future Payouts Under Equity Incentive Plan Awards — Threshold (#)[2]	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares or Stock Units (#)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards ($)[3]
Kevin R. Johnson	Annual Incentive[4]			600,000	3,000,000	6,000,000							
	PSOs[5]	11/13/2018	11/14/2018								467,290		5,000,003
	RSUs[6]	11/13/2018	11/14/2018							77,566			5,200,025
	PRSUs[7]	11/13/2018	11/14/2018				9,696	38,783	77,566				3,072,777
Patrick J. Grismer	Annual Incentive[4]			149,500	747,500	1,495,000							
	RSUs[8]	10/3/2018	12/17/2018							116,333			7,499,989
Rosalind G. Brewer	Annual Incentive[4]			312,000	1,560,000	3,120,000							
	RSUs[6]	11/13/2018	11/14/2018							41,766			2,799,993
	PRSUs[7]	11/13/2018	11/14/2018				5,221	20,884	41,768				1,654,639
John Culver	Annual Incentive[4]			205,920	1,029,600	2,059,200							
	RSUs[6]	11/13/2018	11/14/2018							41,766			2,799,993
	PRSUs[7]	11/13/2018	11/14/2018				5,221	20,884	41,768				1,654,639
Lucy Helm	Annual Incentive[4]			126,000	630,000	1,260,000							
	RSUs[6]	11/13/2018	11/14/2018							25,955			1,740,023
	PRSUs[7]	11/13/2018	11/14/2018				3,245	12,978	25,956				1,028,247

(1) Annual equity awards granted in fiscal 2019 were approved by the independent directors on the recommendation of the Compensation Committee. In accordance with our equity grant timing policy in place at the time of the November 2018 grant, the grant date for the regular annual equity grant was the date following the November 2018 board meeting, on November 14, 2018.

(2) This threshold amount is based on achievement of pre-approved, annualized EPS targets and is subject to an adjustment, based on a three-year relative TSR against the S&P 500, of upward or downward of 25%.

(3) The grant date fair value for PRSUs is reported based upon the probable outcome of the performance conditions (target) at the grant date.

(4) Reflects information regarding awards under the Annual Incentive Bonus Plan. For Mr. Grismer, this award was prorated for his November 12, 2018 start date.

(5) Reflects performance-based stock options that, if earned, vest 100% on the third anniversary of the grant date.

(6) Reflects RSUs that vest in four equal annual installments (subject to rounding of partial shares) beginning on the first anniversary of the grant date. Starting in fiscal 2018, dividend equivalent rights were added to RSUs.

(7) While in our most recent proxy statement for fiscal 2018, the full value of the PRSUs awarded on the grant date was reflected in this table, as a result of changes to our Leadership Stock Plan in fiscal 2019, as described in more detail on pages 46 to 47, and consistent with the requirements of FASB ASC Topic 718, the amount represents the first third of the PRSUs made on November 14, 2018 for which the grant date fair value was established on November 14, 2018. The shares earned from this award are expected to vest on November 14, 2021. Starting in fiscal 2018, dividend equivalent rights were added to PRSUs.

(8) Reflects restricted stock units that vest 50% of the first anniversary of the grant date and 25% on the second and third anniversary of the grant date respectively (subject to rounding of partial shares).

The following narrative provides further detail with respect to the information in the table above.

Equity Awards. In fiscal 2019, we granted each of our NEOs who was employed by the Company prior to the beginning of the year long-term performance-based compensation in the form of RSUs and PRSUs.

All equity awards shown in this table were granted under the 2005 Long-Term Equity Incentive Plan. The stock options have an exercise price equal to the closing market price of our common stock on the date of grant.

PRSUs awarded to our NEOs in fiscal 2019 will generally vest, subject to continued employment, 100% on the third anniversary of the date of grant. The final number of PRSUs earned also will be based on achievement of an EPS goal and a TSR modifier as further discussed in the "Leadership Stock Plan" section of the Compensation Discussion and Analysis, on pages 46 to 47. The circumstances pursuant to which the vesting of stock options, RSUs and PRSUs accelerate are described below in the section entitled "Potential Payments Upon Termination or Change in Control-Equity Acceleration" on page 58.

Non-Equity Awards. These amounts reflect the potential threshold, target and maximum annual incentive bonus awards payable to our NEOs as annual incentive bonuses for fiscal 2019. Amounts shown are calculated as a percentage of fiscal 2019 year-end base salary. See the discussion and analysis regarding annual incentive bonuses in the Compensation Discussion and Analysis section, on pages 43 to 46, above for further information. Target bonus amounts assume achievement of the objective performance goals at the target amounts. Maximum bonus amounts assume achievement of the objective goals at the maximum for a payout of 200% of target and an individual performance factor payout of 200%. The NEOs received actual bonuses for fiscal 2019 in the amounts shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AT FISCAL 2019 YEAR-END TABLE

The following table provides information regarding stock options, RSUs and PRSUs held by our NEOs as of September 29, 2019. No NEO has any other form of equity award outstanding. For stock awards granted in November 2018, the amount listed below includes accrued dividend equivalents on unearned and unvested restricted stock units.

		Option Awards						Stock Awards			
Name	Grant Date	Number of Securities Underlying Options (#) Total Grant	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Number of Securities Underlying Options (#) Previously Exercised	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Kevin R. Johnson	3/16/2015[3]	323,290	323,290	—	—	47.02	3/16/25				
	11/16/2015[4]	359,177	269,383	89,794	—	60.68	11/16/25				
	11/21/2016[4]	445,633	222,817	222,816	—	56.10	11/21/26				
	4/17/2017[7]	36,248	18,124	18,124	—	58.08	4/17/27				
	11/15/2017[4]	535,615	133,904	401,711	—	56.70	11/15/27				
	11/15/2017[6]									121,793	10,762,852
	11/14/2018[10]	467,290	—	467,290	—	67.04	11/14/28				
	11/14/2018[11]							78,624	6,947,997		
	11/14/2018[12]									39,311	3,473,969
Patrick J. Grismer	12/17/2018[5]							117,920	10,420,563		
Rosalind G. Brewer	10/16/2017[3]	367,376	122,459	244,917	—	54.91	10/16/27				
	5/1/2017[8]							2,302	203,428		
	10/16/2017[9]							50,992	4,506,163		
	11/14/2018[11]							42,336	3,741,202		
	11/14/2018[12]									21,168	1,870,601
John Culver	11/16/2015[4]	147,896	110,922	36,974	—	60.68	11/16/25				
	11/21/2016[4]	211,089	105,545	105,544	—	56.10	11/21/26				
	11/15/2017[4]	217,141	54,286	162,855	—	56.70	11/15/27				
	11/15/2017[6]									49,376	4,363,326
	11/14/2018[11]							42,336	3,741,202		
	11/14/2018[12]									21,168	1,870,601
Lucy Helm	11/19/2012[4]	78,982	13,982	—	65,000	24.87	11/19/22				
	11/11/2013[4]	74,030	74,030	—	—	40.50	11/11/23				
	11/17/2014[4]	71,844	71,844	—	—	38.92	11/17/24				
	11/16/2015[4]	63,384	47,538	15,846	—	60.68	11/16/25				
	11/21/2016[4]	93,817	46,909	46,909	—	56.10	11/21/26				
	11/15/2017[4]	120,634	30,159	90,475	—	56.70	11/15/27				
	11/15/2017[6]									27,431	2,424,070
	11/14/2018[11]							26,309	2,324,927		
	11/14/2018[12]									13,154	1,162,448

[1] Value is calculated by multiplying the number of RSUs that have not vested by the closing market price of our stock ($88.37) as of the close of trading on September 27, 2019, the last trading day prior to our September 29, 2019 fiscal year-end.

[2] Value is calculated by multiplying the number of RSUs that may be earned upon achievement of PRSU threshold performance by the closing market price of our stock ($88.37) as of the close of trading on September 27, 2019; actual number of RSUs earned will be based upon performance against applicable adjusted EPS and ROIC goals over a two-year performance period for awards granted prior to fiscal 2019 or EPS and relative TSR over a three-year performance period for awards granted in fiscal 2019.

[3] Options vest in three equal annual installments (subject to rounding of partial shares) beginning on the first anniversary of the grant date.

[4] Options vest in four equal annual installments (subject to rounding of partial shares), beginning on the first anniversary of the grant date.

[5] Reflects RSUs that vest over three years; 50% on the first anniversary of the grant date and 25% on the second and third anniversary of the grant date.

[6] Reflects the number of units that may be earned under the PRSU award upon achievement of target performance; actual number of RSUs earned will be based on the fiscal 2019 adjusted EPS and ROIC goals. On November 12, 2019, the Compensation Committee determined that the fiscal 2019 performance goals were not achieved and the PRSUs were paid at 0%.

(7) Options vest in four equal annual installments (subject to rounding of partial shares), beginning on November 21, 2017.

(8) Reflects deferred RSUs provided to Ms. Brewer as a non-employee director of the Company prior to becoming an executive.

(9) Reflects the number of performance-based RSUs earned upon achievement of the pre-established performance goal.

(10) Reflects the number of performance-vesting stock options that may be earned upon achievement of the pre-established performance goal.

(11) RSUs vest in four equal installments (subject to rounding or partial shares), beginning on the first anniversary date of the grant.

(12) Reflects the number of performance-based RSUs awarded on November 14, 2018, including only shares and value equal to one-third of the award for which an EPS target has been established.

FISCAL 2019 OPTION EXERCISES AND STOCK VESTED TABLE

The following table provides information regarding stock options that were exercised by our NEOs and stock awards that vested during fiscal 2019. Option award value realized is calculated by subtracting the aggregate exercise price of the options exercised from the aggregate market value of the shares of common stock acquired on the date of exercise. Stock award value realized is calculated by multiplying the number of shares shown in the table by the closing price of our stock on the date the stock awards vested. As illustrated by the "Grant Date" column in the table below, Value Realized on Exercise and Value Realized on Vesting represent long-term gain over many years.

		Option Awards		Stock Awards	
Name	Grant Date	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number Of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Kevin R. Johnson	11/15/2010	23,390	1,939,695		
	11/16/2015			27,315	1,861,790
Rosalind G. Brewer	10/16/2017			25,497	1,473,982
John Culver	11/11/2013	32,388	911,719		
	11/17/2014	136,708	4,091,930		
	7/16/2014			15,242	1,372,999
	11/16/2015			11,247	766,596
Lucy Helm	11/19/2012	10,000	581,251		
	7/16/2014			10,160	915,213
	11/16/2015			4,820	328,531
Scott Maw	11/19/2012	6,282	262,720		
	11/11/2013	46,268	1,196,435		
	2/18/2014	33,350	977,565		
	11/17/2014	126,958	3,459,745		
	11/16/2015	95,076	575,162		
	11/21/2016	117,272	1,244,432		
	11/15/2017	60,317	575,074		
	11/16/2015			9,641	657,131

NONQUALIFIED DEFERRED COMPENSATION

Management Deferred Compensation Plan

The NEOs are eligible to participate in the Management Deferred Compensation Plan ("MDCP"), a non-qualified plan the benefits of which are paid by Starbucks out of our general assets. The plan is subject to the requirements of Section 409A of the Internal Revenue Code. We maintain a trust agreement with an independent trustee establishing a rabbi trust for the purpose of funding benefits payable to participants (including NEOs) under our MDCP in the event of a change in control. It is currently funded with a nominal amount of cash.

Deferrals. Participants may defer up to 70% of base salary to the MDCP and up to 95% of bonuses paid under certain eligible annual incentive bonus plans. Bonus deferral elections are available only to those who are eligible and enroll during the annual enrollment window that takes place prior to the start of each fiscal year. As of 2011, the Company no longer provides matching contributions to the plan.

Earnings. The MDCP uses measurement benchmarks to credit earnings on compensation deferred under the plan. Those measurement benchmarks are based on the same funds available under our 401(k) plan. Participants select the measurement funds they wish to have their account allocated and may change how deferred compensation is allocated to the measurement funds at any time, subject to certain redemption fees and other limitations imposed by frequent trading restrictions and plan rules. Changes generally become effective as of the first trading day following the change.

In-Service Withdrawals and Separations from Service Distributions. At the time of making the deferral election for a particular year, a participant elects when the associated deferred compensation will be distributed. In general, the participant can receive scheduled "in-service" withdrawals or hardship withdrawals while still employed or have distributions paid on separation from service. The specific distribution options depend on whether the deferred compensation was earned before or after January 1, 2005 and is subject to other plan rules.

For separation from service distributions, account balances resulting from the Company match and deferred compensation earned on and after January 1, 2005 can be paid either in a lump sum or in up to 10 annual installments, in each case beginning within 60 days or one year after separation from service. For partners who became newly eligible on or after October 1, 2010 and certain other partners, separation from service distributions can be paid either in a lump sum or amortized over a period of two to five years, in each case beginning within 60 days or one year after separation from service. If a participant is considered a "specified employee" on his or her separation date, Section 409A requires that the payments be delayed for six months

after such separation date. Account balances resulting from pre-2005 deferred compensation can be distributed either in a lump sum within 60 days of separation or, if the participant is at least age 65 on his or her separation date, in up to 10 annual installments. Retirement age under the MDCP is age 65, and no current NEO was retirement eligible under the MDCP during fiscal 2019.

FISCAL 2019 NONQUALIFIED DEFERRED COMPENSATION TABLE

The following table shows contributions, earnings, withdrawals and distributions during fiscal 2019 and the account balances as of September 29, 2019 for our NEOs under the Management Deferred Compensation Plan.

Name	Executive Contributions ($)	Starbucks Contributions ($)	Aggregate Earnings ($)[1]	Aggregate Withdrawals/ Distribution ($)	Aggregate Balance at Fiscal 2018 Year-End ($)[2]
Kevin R. Johnson	—	—	—	—	—
Patrick J. Grismer	—	—	—	—	—
Rosalind G. Brewer	—	—	—	—	—
John Culver	348,238[3]	—	241,922	—	3,845,264
Lucy Helm	—	—	14,330	—	913,613
Scott Maw	—	—	—	—	—

[1] We do not provide above-market or preferential earnings on MDCP contributions, so these amounts were not reported in the Summary Compensation Table. Management Deferred Compensation Plan participants can select only from among the same investment funds as are available under our 401(k) plan.

[2] Of these balances, the following amounts were reported as executive and Company contributions in Summary Compensation Tables in prior-year proxy statements: Mr. Johnson: $0; Mr. Grismer: $0; Ms. Brewer: $0; Mr. Culver: $1,959,222; Ms. Helm: $0; and Mr. Maw: $0. The information in this footnote is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional currently earned compensation.

[3] This amount was deferred from Mr. Culver's fiscal 2019 base salary, which is reported in the "Salary" column of the Summary Compensation Table for fiscal 2019.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

We do not provide special change-in-control benefits to executives. Our only change-in-control arrangement, which applies to all partners, is accelerated vesting of certain equity awards. We may from time-to-time offer a severance benefit arrangement for terminated or separated executives as part of a negotiated termination of employment in exchange for a release of claims against the Company and other covenants determined to be in the best interests of the Company.

Equity Acceleration

Acceleration Upon a Change in Control. No named executive officer is entitled to any payment or accelerated benefit in connection with a change in control of Starbucks, or a change in his or her responsibilities following a change in control, except for accelerated vesting of stock options, RSUs, PRSUs and any related dividend equivalent rights, granted under our 2005 Key Employee Plan. The 2005 Key Employee Plan has detailed definitions of "change in control" and resigning for "good reason." Generally, a change in control occurs if: (i) we sell or liquidate all our assets, (ii) someone acquires 25% or more of our stock without prior approval of our board of directors, (iii) a majority of our directors is replaced in any 36-month period other than by new directors approved by existing directors, or (iv) Starbucks is not the surviving company after any merger.

The 2005 Key Employee Plan is a "double trigger" plan, meaning that unvested stock options and unvested RSUs, including PRSUs and dividend equivalents, vest immediately only if (i) there is a change in control and (ii) if stock options and RSUs are assumed or substituted with stock options or RSUs of the surviving company

or the partner is terminated or resigns for "good reason" within one year after the change in control. Generally speaking, a resignation is for "good reason" if it results from the resigning partner: (i) having materially reduced responsibilities, (ii) being placed in a new role that is inconsistent with the pre-change-in-control role, (iii) having his or her base salary or target incentive compensation reduced, or (iv) having his or her primary work location moved by more than 50 miles. If stock options or RSUs are not assumed or substituted with generally equivalent equity of the surviving company, they vest immediately upon a change in control. PRSUs are treated in the same manner as RSUs described above. This treatment applies to the number of shares earned as to PRSUs for which the performance period has been completed and to the target number of PRSUs awarded as to PRSUs for which the performance period has not yet been completed.

Acceleration Upon Retirement, Death or Disability. The vesting of all options accelerates in full upon the voluntary termination of employment of any partner who satisfies the criteria for "retirement" under the 2005 Key Employee Plan, meaning the partner is at least 55 years old and has a minimum of 10 years of continuous service with Starbucks, unless otherwise provided in the grant agreement. Vesting of all options also accelerates upon death and, beginning with fiscal 2018 awards, options accelerate in cases where a partner is deemed disabled. Beginning with fiscal 2018 awards, RSUs and PRSUs accelerate upon a partner's death or disability. As a result of the change to the Long-Term Equity Incentive Plan in fiscal 2019, whereby RSUs will now be granted annually rather than stock options, the Committee elected to make all RSUs granted as part of the annual grant process eligible for retirement vesting. Ms. Brewer's equity award was granted prior to the new features being added in fiscal 2018, so does not qualify for these updated retirement provisions. For PRSUs, acceleration will be based on the number of shares earned when the performance period has been completed and the target number of shares when the performance period has not yet been completed.

Basis of Valuation. The following table shows the estimated potential incremental value of additional stock options, RSUs and PRSUs at target that would have vested for our NEOs as of September 27, 2019 (the last business day of fiscal 2019) under the acceleration scenarios described above. The table does not include benefits generally available to all partners or payments and benefits that the NEOs would have already earned during their employment with the Company whether or not an acceleration event had occurred. For stock options, the value is based on the difference between the aggregate exercise price of all accelerated options and the aggregate market value of the underlying shares as of September 27, 2019, calculated based on the closing market price of our stock on that day ($88.37). Accelerated

RSU and PRSU award value at target is calculated by multiplying the number of accelerated shares by the closing market price of our stock on September 27, 2019 ($88.37). Of the NEOs, Messrs. Johnson and Culver and Ms. Helm satisfied the criteria for "retirement" under the 2005 Key Employee Plan as of September 29, 2019.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different and can only be determined at the time an acceleration event actually occurs. Factors that could affect these amounts include the time during the year of any such event, the Company's stock price and the executive's age.

		Value of Accelerated Equity Awards ($)			
Name	Change in Control Only	Change in Control Double-Trigger	Death	Disability	Retirement
Kevin R. Johnson	—	61,047,883	61,047,883	50,822,239	40,317,735
Patrick J. Grismer	—	10,420,563	10,420,563	10,420,563	N/A
Rosalind G. Brewer	—	22,054,091	17,547,928	9,353,005	N/A
John Culver	—	23,303,663	23,303,663	18,873,948	18,940,338
Lucy Helm	—	13,054,182	13,054,182	11,101,685	10,630,113

CEO PAY RATIO

Pursuant to Item 402(u) of Regulation S-K and Section 953(b) of the Dodd-Frank Act, presented below is the ratio of the annual total compensation of Mr. Johnson to the annual total compensation of our median partner (excluding Mr. Johnson). The ratio is a reasonable estimate calculated in a manner consistent with SEC requirements. The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable because companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own ratios.

Starbucks employs over 340,000 partners in over 15,000 company-operated stores, which impacts the comparability of our ceo pay ratio to the disclosed pay ratios of companies that operate solely under franchised- or licensed-store models. Partners frequently work in flexible, part-time roles, which has the effect of lowering the annual total compensation for our median employee. In addition, Starbucks is a global company, with approximately 130,000 partners outside the U.S. Therefore, the median compensation disclosed below is based on our global workforce and is not designed to capture the median compensation of our U.S. partners. Finally, to attract and retain talent,

we pay competitively and tailor employee benefits in each jurisdiction, resulting in total rewards offerings that vary from country to country. For this reason, and because each partner's relationship with our industry-leading total rewards offerings differs based on individual circumstances, we have not ascribed a value to healthcare or the other benefits provided to our partners. This allows total compensation of the median partner to represent the median of all partners based on elements of compensation shared generally among our partners worldwide. For more information regarding our total rewards philosophy, please see "Investing in Our Partners (Our Total Rewards Philosophy)" in the Compensation Discussion and Analysis of this proxy statement on page 50.

We identified our median employee from all full-time, part-time, temporary and seasonal partners (employees) who were on our payroll records as of a determination date of September 29, 2019, based on base wages paid during the twelve-month period ending on that date. For partners hired during the twelve-month period, compensation was annualized to reflect a full year of wages. Compensation for international employees was converted to U.S. dollar equivalents applying an average exchange rate for the fiscal year. The fiscal 2019 annual total compensation for Mr. Johnson was $19,241,950, as reported in the Summary Compensation Table of this proxy statement. The fiscal 2019 annual total compensation for our median employee, a part-time barista in Canada, was $11,489. The ratio of our ceo's annual total compensation to our median employee's annual total compensation for fiscal 2019 is 1,675 to 1.

Starbucks Approach To Sustainability

At Starbucks, we live our mission of inspiring and nurturing the human spirit every day through the convening power of coffee. Our vision to date regarding the health of the environment has been simple: sustainable coffee, served sustainably. Grounded in a history of sustainable leadership as we approach our 50th anniversary in 2021, we look to the future with a heightened sense of urgency and conviction that we must challenge ourselves, think bigger, partner with others and do much more to take care of the planet we share.

Our Company believes that today, the world needs leadership in sustainability more than ever. We agree with the consensus of scientific experts who note that without drastic action from everyone – governments, companies and all of us as individuals – adapting to the impacts of climate change in the future will be far more difficult and costly, taking a toll on our supply chains, our business, and more importantly, the lives of everyone involved, including our farmers, suppliers, partners, customers and communities.

Therefore, Starbucks is advancing the most ambitious and comprehensive sustainability initiative in our Company's history. We are committing to pursue a bold, multi-decade aspiration to become resource positive - to give more than we take from our planet. This is an aspiration that we take on, recognizing it will come with challenges and will require transformational change.

We know that leadership in sustainability takes commitment, investment, innovation, partnership and time. It took nearly two decades of dedicated effort in partnership with Conservation International to achieve the milestone of sourcing 99% of our coffee ethically through C.A.F.E. Practices. Our environmental footprint research shows that by implementing these standards, we have more than halved what our coffee's carbon footprint would have been otherwise. Becoming a leader in LEED®-certified stores took partnering with experts at the U.S. Green Building Council and a commitment to bringing sustainable practices to scale. Going further to develop a more comprehensive Greener Stores framework required a dedicated partnership with the World Wildlife Fund. We adopted the same approach to launch the NextGen Consortium with Closed Loop Partners two years ago to bring industry leaders together to develop a more scalable, sustainable cup.

We embrace our failures just as we embrace our success in sustainability: opportunities to learn, adapt and get better. We also make it a practice to share with the world what we learn – for example, through our open-source agronomy, Farmer Support Centers and open industry consortiums. Since 2001, we have published an annual Global Social Impact Report, one of the longest-running and most transparent public reporting commitments of any public company. These annual reports hold us accountable to our goals and aspirations, which constantly evolve with new information, innovation and important lessons from our efforts.

RESPONSIBLE COFFEE – CURRENT ACTIVITY:



Coffee Sourcing Commitment

For more than two decades, Starbucks has partnered with Conservation International on C.A.F.E Practices, our ethical coffee sourcing program. Today, 99% of our coffee is verified as ethically sourced according to these standards. We are committed to our goals of reaching 100% ethically sourced coffee, working as part of the Sustainable Coffee Challenge to make coffee the world's first sustainable agricultural product and improving the lives of at least one million people in coffee communities around the world.

Currently, agronomists in our nine Farmer Support Centers worldwide are supporting coffee farmers to foster better crop quality and higher yields. We are distributing disease-resistant coffee tree varietals to farmers experiencing acute effects of climate change. In our buying practices, we pay premiums for coffee that meets our ethical sourcing standards, and we incentivize continual improvement.

In addition, our tea is 95% ethically sourced, verified by third-party organizations including the Ethical Tea Partnership and Rainforest Alliance. We are committed to our goal of reaching 100% ethically sourced tea by the end of 2020.



Planting Coffee Trees

Thanks to our partners and customers, more than 40 million disease-resistant coffee trees have been donated to coffee farmers to help improve the quality and yields of their harvests. Our goal is to provide 100 million of these coffee trees to farmers by 2025.



Open-Source Agronomy

Our Global Agronomy Center at Hacienda Alsacia in Costa Rica and nine Farmer Support Centers provide open-source training and other resources to coffee farmers around the world. Our goal is to train 200,000 coffee farmers by the end of 2020.



Global Farmer Fund and Relief Funds

We have invested nearly $50 million in the Starbucks Global Farmer Fund, which supports coffee farmers in improving the infrastructure on their farms and replacing older coffee trees with new ones. This comes in addition to relief funds, such as the $20 million in relief funds that we provided in 2019 to many of our smallholder coffee farmers in Latin America who experienced the effects of low global coffee prices.



The Starbucks Foundation Origin Grants

We are supporting women and families in coffee- and tea-growing communities by making donations to The Starbucks Foundation, which has provided approximately $25 million in Origin Grants that focus on strengthening leadership skills and income-generating activities as well as creating healthier homes.

GREENER RETAIL – CURRENT ACTIVITY:



Greener Cups and Packaging
We are working across our industry through the NextGen Consortium to develop an open-source solution to use a more widely recyclable and compostable cup, and to improve recycling and composting infrastructure. Our goal is to develop 100% compostable and recyclable cups by 2022. We are committed to doubling the recycled content, recyclability and reusability of our cups and packaging by 2022 and eliminating the use of plastic straws globally by the end of 2020.



Greener Stores
Starbucks operates more than 1,600 LEED®-certified stores around the world. Now in partnership with the World Wildlife Fund, we are going further with an open-source Greener Stores framework for development and operation. Our goal is to build and operate 10,000 Greener Stores by 2025. This framework focuses on energy efficiency and water stewardship, renewable energy, a healthy store environment, responsible materials, waste diversion and reduction of waste and engagement with our partners.



Greener Power
Starbucks purchases enough renewable energy to power 100% of its company-operated stores in the U.S., Canada and the UK with clean energy. Worldwide, more than three-quarters of Starbucks operations are powered by renewables. Our next step has been not just to buy renewable energy, but to invest in solar and wind farms, which supports access to green power in the communities where we operate. We are now working to source 100% renewable energy for global store operations as well as our global supply chain, headquarters and office locations.



Greener Aprons
More than 17,000 Starbucks partners around the world have enrolled in the Greener Apron sustainability training program through Starbucks Global Academy.

NEW SUSTAINABILITY COMMITMENTS:

It is time for our Company to create an even broader aspiration – work that will require visionary thinking, new ways of working, investment of resource and urgent action.

> **Our multi-decade aspiration is to become resource positive, storing more carbon than we emit, eliminating waste and providing more clean freshwater than we use.** By embracing a longer-term economic, equitable and planetary value proposition for our Company, we will create greater value for all stakeholders.

Recently, we worked with the World Wildlife Fund and Quantis to quantify the carbon, waste and water footprint of our operations and supply chain across the globe. This was the first time we had conducted that footprint assessment for all three of those areas, globally.

These benchmarks provided a clear starting point, which led us to define five environmental strategies that will begin to move us toward a resource-positive future:

1. **We will expand plant-based options, migrating toward a more environmentally friendly menu.**
2. **We will shift away from single-use packaging that ends up in landfills.**
3. **We will invest in innovative and regenerative agricultural practices, reforestation, forest conservation and water replenishment in our supply chain.**
4. **We will invest in better ways to manage our waste, both in our stores and in our communities, to ensure more reuse, recycling and elimination of food waste.**
5. **We will innovate to develop more eco-friendly stores, operations, manufacturing and delivery.**

While we're confident these five environmental strategies are directionally right, our eyes are wide open knowing that we do not have all the answers or fully understand all the complexities and unintended consequences. We do know that this journey will require new innovations and creative ideas from entrepreneurs, non-profits, our suppliers, our licensees, our partners and our customers. We will also be working in concert with widely accepted science-based target initiatives to help track our progress in conjunction with other companies.

As we move forward, **we will be transparent in reporting short- and long-term progress against our goals**. We are starting by setting three *preliminary targets* for 2030 that will be the focus of our research and operational plans over this next year:

1. **A 50% reduction in carbon emissions.**
2. **50% of our water withdrawal for direct operations and coffee production will be conserved or replenished with a focus on communities and basins with high water risk.**
3. **A 50% reduction in waste sent to landfill from stores and manufacturing.**

On Starbucks 50th anniversary in March 2021, we will formalize our 2030 environmental goals based on what we have learned between now and then. Specifically, this year we will conduct comprehensive market research and trials to better understand consumer behavior and incentives to encourage consumer use of reusable containers. Working in collaboration with experts and advocates, this research will help inform aspirational and attainable reusability goals in various markets and globally by next year.

For all of us as stakeholders, the journey we undertake is not only the right one for Starbucks mission as a responsible corporate citizen of the world but is also fundamental to our brand relevance and, therefore, our overall business results. As such, we remain committed to our long-term, double-digit EPS growth model and will continue to deliver targeted financial results by prioritizing the right investments across our partners, customers and planet in support of our "Growth at Scale" agenda.

To further our multi-year, resource positive vision, the Company is taking the following immediate steps in the next year to help inform the establishment of formal 2030 goals in 2021:

• Complete and publish a comprehensive environmental quantitative assessment of the carbon, water and waste footprint of Starbucks global operations and supply chain, working with the World Wildlife Fund and Quantis.

• Work with the Science Based Targets initiative to ensure Starbucks carbon reduction goal is in line with commitments needed to limit global warming to 1.5 degrees Celsius.

• Join Ellen MacArthur's New Plastics Economy Global Commitment and align with its positive vision of a circular economy for plastics.

• Publish annual global social impact report updates on recycling efforts around the world and progress towards increasing recycled content in all our packaging, expanding beyond just hot and cold cups.

• Conduct unprecedented and comprehensive market research and trials on consumer use of reusable containers that will inform formal 2030 goals based on consumer behavior.

Starbucks partners take pride in the aspiration of "sustainable coffee, served sustainably," an aspect in line with the progressive benefits and community service that distinguish our Company from others in retail. Our more than 100 million customer occasions each week are also critical to informing and embracing these new ambitions since so much depends on our customers' choices. Together, along with some of the world's most respected experts and advocates, we invite you to join us as we begin this new journey with high aspirations.

RATIFICATION OF SELECTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the Company's financial statements. As a matter of good corporate governance, the Audit Committee requests that shareholders ratify its selection of Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for fiscal 2020. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during fiscal 2020 if it determines that such a change would be in the best interests of the Company and our shareholders. In addition to the selection of the firm and in conjunction with the mandated rotation of Deloitte's lead engagement partner, the Audit Committee and its chair are directly involved in the selection of Deloitte's lead engagement partner. Deloitte's fees for its services for fiscal 2019 and fiscal 2018 are reported in the table below. The members of the Audit Committee and the board believe that the continued retention of Deloitte to serve as the Company's independent external auditor is in the best interests of the Company and its investors. We expect that representatives of Deloitte will be present at the Annual Meeting, and they will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions by shareholders.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

The Audit Committee reviews a description of the scope of services falling within pre-designated fee categories and imposes specific budgetary guidelines. The following table sets forth the aggregate fees from Deloitte, which were in compliance with the pre-approval policy, for fiscal 2019 and fiscal 2018:

Type of Fees	Fiscal 2019 ($)	Fiscal 2018 ($)
Audit Fees	8,285,000	8,052,000
Audit-Related Fees	100,000	361,000
Tax Fees	374,000	790,000
All Other Fees	30,000	120,000
Total	8,789,000	9,323,000

Audit Fees consist of fees paid to Deloitte for:

- the audit of the Company's annual financial statements included in the Annual Report on Form 10-K and review of financial statements included in the Quarterly Reports on Form 10-Q;
- the audit of the Company's internal control over financial reporting with the objective of obtaining reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects; and
- services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

Audit-Related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under Audit Fees. This category includes fees related to audit and attest services not required by statute or regulations, due diligence related to mergers, acquisitions and investments and consultations concerning financial accounting and reporting standards.

Tax Fees consist of fees for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance, return preparation, tax audits and customs and duties.

All Other Fees consist of fees for permitted services other than those that meet the criteria above.

The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the independence of Deloitte and has concluded that it is.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is responsible for appointing, setting compensation for and overseeing Deloitte's work. The Audit Committee has established a policy requiring its pre-approval of all audit and permissible non-audit services provided by Deloitte. The policy is available at www.starbucks.com/about-us/company-information/corporate-governance. The policy provides for the general pre-approval of specific types of services, gives detailed guidance to management as to the specific services that are eligible for general pre-approval and establishes requirements for annual pre-approval levels and subsequent specific pre-approval requests. The policy requires specific pre-approval of all other permitted services. For both types of pre-approval, the Audit Committee considers whether such services are consistent with the rules of the SEC on auditor independence. The Audit Committee's charter delegates to its chair the authority to address any requests for pre-approval of services between Audit Committee meetings, and the chair must report any pre-approval decisions to the Audit Committee at its next scheduled meeting. The policy prohibits the Audit Committee from delegating to management the Audit Committee's responsibility to pre-approve any permitted services.

Requests for pre-approval for services that are eligible for general pre-approval must be submitted to our senior vice president and chief accounting officer and be detailed as to the services to be provided and the estimated total cost. The senior vice president and chief accounting officer then determines whether the services requested fall within the detailed guidance of the Audit Committee in the policy as to the services eligible for general pre-approval. Deloitte and management must report to the Audit Committee on a timely basis regarding the services provided by Deloitte in accordance with general pre-approval.

AUDIT COMMITTEE REPORT

As part of fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited consolidated financial statements and related footnotes for the fiscal year ended September 29, 2019 with management and Deloitte. The Audit Committee also discussed with Deloitte those matters required to be discussed under Public Company Accounting Oversight Board standards, including those required by Auditing Standard No. 1031. The Audit Committee has received the written disclosures and the letter from Deloitte required by the applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the Audit Committee concerning independence and has discussed its independence with Deloitte.

Based upon the review and discussions referred to above, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in Starbucks Annual Report on Form 10-K (17 CFR 249.310) for the fiscal year ended September 29, 2019 for filing with the SEC.

Respectfully submitted,

Mellody Hobson (chair)
Andrew Campion
Jørgen Vig Knudstorp
Joshua Cooper Ramo
Javier G. Teruel

Board Recommendation

 The board of directors recommends a vote **FOR** the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2020.

SHAREHOLDER PROPOSAL REGARDING EEO POLICY RISK REPORT

The National Center for Public Policy Research has notified the Company that it intends to submit the following proposal at this year's Annual Meeting. As explained below, our board unanimously recommends that you vote "AGAINST" this shareholder proposal. The National Center for Public Policy Research has indicated that it beneficially owns 84 shares of Starbucks Common Stock. We will provide their address promptly upon a shareholder's oral or written request. The proponents are responsible for the content of this proposal, for which we and our board accept no responsibility.

SHAREHOLDER PROPOSAL REGARDING EEO POLICY RISK REPORT

Resolved, shareholders request that Starbucks Corporation ("Starbucks") issue a public report detailing the potential risks associated with omitting "viewpoint" and "ideology" from its written equal employment opportunity (EEO) policy. The report should be available within a reasonable timeframe, prepared at a reasonable expense and omit proprietary information.

SUPPORTING STATEMENT

Starbucks does not explicitly prohibit discrimination based on viewpoint or ideology in its written EEO policy.

Starbucks' lack of a company-wide best practice EEO policy sends mixed signals to company employees and prospective employees and calls into question the extent to which individuals are protected due to inconsistent state policies and the absence of federal protection for partisan activities. Approximately half of Americans live and work in a jurisdiction with no legal protections if their employer takes action against them for their political activities.

Companies with inclusive policies are better able to recruit the most talented employees from a broad labor pool, resolve complaints internally to avoid costly litigation or reputational damage, and minimize employee turnover. Moreover, inclusive policies contribute to more efficient human capital management by eliminating the need to maintain different policies in different locations.

Individuals with conservative viewpoints may face discrimination at Starbucks as has been seen at other companies with far-left leadership.

Companies such as Facebook and Google routinely fire conservative employees when they speak their values. At the 2019 annual meeting of Apple shareholders, an audience member told company CEO Tim Cook about her close friend who works at Apple and lives in fear of retribution every single day because she happens to be a conservative. What she described was the textbook definition of a hostile work environment. Starbucks has also refused requests to increase the viewpoint diversity of its board. This signals to employees that viewpoint discrimination is condoned if not encouraged.

Presently shareholders are unable to evaluate how Starbucks prevents discrimination towards employees based on their ideology or viewpoint, mitigates employee concerns of potential discrimination, and ensures a respectful and supportive work atmosphere that bolsters employee performance.

Without an inclusive EEO policy, Starbucks may be sacrificing competitive advantages relative to peers while simultaneously increasing company and shareholder exposure to reputational and financial risks.

We recommend that the report evaluate risks including, but not limited to, negative effects on employee hiring and retention, as well as litigation risks from conflicting state and company anti-discrimination policies.

BOARD RECOMMENDATION

The Starbucks board of directors recommends that shareholders vote AGAINST this proposal for the following reasons:

Since our founding in 1971, Starbucks has set out to be a different kind of company, one that puts people first: our partners, our customers and our communities. Our Mission and Values come to life in the promotion of equitable, diverse and inclusive cultures: in our workplace, our communities and in our stores, a "third place" where everyone is welcome and we can gather, as a community, to share great coffee and deepen human connection. A diverse and inclusive environment is critical for how Starbucks does business. Embracing diversity encourages innovation and allows us to succeed and grow. Accordingly, we seek diversity in all forms in all areas of our business, from our partners to our board of directors.

We have a publicly available Equal Employment Opportunity Policy, which provides that all partners and applicants will be treated fairly, without regard to race, color, religion, sex, national origin, age, disability, sexual orientation, marital status, veteran status, gender identity and expression, genetic information, or any other basis protected by local, state or federal law. This policy applies with regard to all aspects of one's employment, including hiring, transfer, promotion, compensation, eligibility for benefits and termination. Failure to comply with this policy will result in disciplinary action, up to and including termination of employment. Our robust policy reflects our broad cultural commitment to create a welcoming environment for everyone.

As part of our commitment to evaluate our efforts to promote equity, diversity and inclusion, we published our Civil Rights Assessment in January 2019, conducted by Covington & Burling LLP. Covington determined that our policies and procedures were consistent with our Mission and Values and were well designed and implemented to promote equity, diversity and inclusion. This work reflects our larger philosophy that, as a company, we want to welcome all perspectives and viewpoints, for the years to come.

In May 2018, we closed more than 8,000 company-owned stores in the United States to conduct racial-bias education geared toward preventing discrimination in our stores. The training was provided to nearly 175,000 partners and has become part of the onboarding process for new partners. In January 2019, we published our principles on upholding the third place. This public statement describes the key principles and responsibilities, including our position on discrimination, that will continue to guide Starbucks as we hold ourselves accountable to them.

To encourage more meaningful conversations on this topic, leaders at Starbucks reached out to the experts at Arizona State University to create a curriculum to address bias through understanding the human experience – the To Be Welcoming curriculum, which is available to all Starbucks partners and to the general public. This 15-course-curriculum addresses conscious and unconscious bias toward groups that have been marginalized at both the individual and systemic level. This academic and research-based curriculum is intended to help people navigate ways to engage with difficult topics, including race, gender, religion, political culture, disabilities, sexuality, nationality and age.

The To Be Welcoming course module "Welcoming Dialogue on Political Culture Bias" was developed by subject matter experts representing a broad range of political perspectives and draws from industry-leading research on topics related to bias and empathy, current events and from the broad fields of sociology, law, psychology, justice studies, cultural studies, ethnic studies, political science and communication. For the video panel discussions, the group brought together experts on the topic to engage in meaningful conversations with each other, with the goal of illustrating how to discuss these topics in a respectful, thoughtful manner.

As part of our commitment to foster an internal culture of equity and inclusion, we recently created a senior leadership position focused on diversity and inclusion and hired Nzinga Shaw as our global chief inclusion and diversity officer in November 2019. Ms. Shaw led diversity and inclusion at the National Basketball Association's ("NBA") Atlanta Hawks since December 2014 until she joined Starbucks. As the first Chief Diversity and Inclusion Officer in NBA history, Ms. Shaw was responsible for ensuring a culture of accountability and outcomes for employees, fans, customers, and community partners. At Starbucks, Ms. Shaw will be charged with building the strategy for how we integrate inclusive and equitable practices in our hiring, development, leadership and compensation practices across all functions. In addition, she will lead the strategy for our partner networks and support their important work in driving community and impact.

Our board of directors values diversity when it seeks and evaluates board candidates, with the goal of bringing to the Company a variety of perspectives, backgrounds and skills relevant to our global business activities, strengthening our ability to navigate prevailing and potential business conditions and enhancing the board's ability to provide oversight and insight (see our Director Nominations Policy). As more fully described in this proxy statement in the section entitled "Our Director Nominations Process" (pages 31 to 32), our Nominating/Governance Committee strongly believes each candidate should contribute to our board's overall diversity, with the concept of diversity being broadly construed. In reviewing the board's composition, the Nominating/Governance Committee reviews the skills and experiences of the board as a whole, and of individual directors, to assess the effectiveness of its goal of achieving a diverse board.

We believe that conducting business ethically and striving to do the right thing are vital to the success of the Company. Starbucks Ethics & Compliance team supports our Mission and Values and helps protect our culture and our brand equity by fostering a culture that is committed to ethical leadership and conducting business with integrity by providing resources that help partners make ethical decisions at work.

We do this by advising and enabling leaders to drive ethical business practices, partnering with the business to ensure effective legal risk management and encouraging partners to speak up if they have questions or concerns. We provide partners with a confidential helpline for reporting any behaviors or asking any questions regarding our legal and ethical standards, as part of our comprehensive ethics and compliance program. For the 12th year in a row, Starbucks has been recognized as one of the World's Most Ethical Companies® by the Ethisphere Institute.

Consistent with Starbucks Mission and Values, we celebrate diversity and are committed to creating an inclusive environment for all partners. Given our ongoing efforts to support a welcoming environment at Starbucks, our board of directors believes that issuing a public report detailing the potential risks associated with omitting "viewpoint" and "ideology" from our written equal employment opportunity policy, as contemplated by this proposal, is unnecessary and not beneficial to our shareholders. Therefore, our board of directors recommends that our shareholders vote against this proposal.

Board Recommendation

 The board of directors recommends a vote **AGAINST** this proposal.

Stock Ownership

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of September 29, 2019 regarding total shares subject to outstanding stock options and rights and total additional shares available for issuance under our existing equity incentive and employee stock purchase plans.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	24,117,602	31.17[1]	62,293,491[2]
Equity compensation plans not approved by security holders	—	—	2,621,562[3]
Total	24,117,602	31.17[1]	64,915,053

[1] The weighted-average exercise price takes into account 8,916,167 shares under approved plans issuable upon vesting of outstanding RSUs and PRSUs at target which have no exercise price. The weighted average exercise price solely with respect to options outstanding under the approved plans is $49.45.

[2] Consists of 52,554,869 shares remaining available for issuance under the 2005 Long-Term Equity Incentive Plan and 9,738,622 shares remaining available for issuance under the 1995 Employee Stock Purchase Plan. Shares available for issuance under the 2005 Long-Term Equity Incentive Plan may be issued pursuant to stock options, restricted stock, RSUs and stock appreciation rights.

[3] Consists of shares remaining available for issuance under the UK Share Incentive Plan. Our UK Share Incentive Plan, which is a plan approved by Her Majesty's Revenue & Customs of the United Kingdom, allows eligible partners in the United Kingdom to purchase shares of our common stock through payroll deductions during six-month offering periods at the lower of the market price at the beginning and the market price at the end of the offering period. We award one matching share for each six shares purchased under the UK Share Incentive Plan. The total number of shares issuable under the UK Share Incentive Plan is 2,800,000, of which 178,438 have been issued. The UK Share Incentive Plan was suspended in May 2009.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information concerning the "beneficial ownership" of our common stock by: (i) those persons who we know to beneficially own more than 5% of our outstanding common stock, (ii) our current directors and nominees, (iii) the "named executive officers" listed in the Summary Compensation Table, and (iv) all of our current directors and executive officers as a group. Under SEC rules, "beneficial ownership" for purposes of this table takes into account shares as to which the individual has or shares voting and/or investment power as well as shares that may be acquired within 60 days (such as by exercising vested stock options) and is different from beneficial ownership for purposes of Section 16 of the Exchange Act, which may result in a number that is different than the beneficial ownership number reported in forms filed pursuant to Section 16. Except as otherwise stated, information is provided as of December 16, 2019, which is the first trading day in the closed trading window prior to our earnings release for the first quarter of fiscal 2020; this gives the best estimate of ownership prior to the filing of this proxy statement. An asterisk in the percent of class column indicates beneficial ownership of less than 1%. The beneficial owners listed have sole voting and investment power with respect to shares beneficially owned, except as to the interests of spouses or as otherwise indicated.

Name of Beneficial Owner	Shares[1]	Options[2]	Restricted Stock Units	Deferred Stock Units[3]	Total Beneficial Ownership	Percent of Class[4]
Directors and Officers						
Richard E. Allison, Jr.	—	—	—	1,722	1,722	*
Rosalind G. Brewer	41,225	244,918	—	2,302	288,445	*
Andrew Campion	—	—	—	1,722	1,722	*
Mary N. Dillon	—	11,937	—	13,940	25,877	*
Isabel Ge Mahe	—	—	—	1,722	1,722	*
Mellody Hobson	563,032	46,778	—	32,474	642,284	*
Kevin R. Johnson	171,398	1,699,963	—	—	1,871,361	*
Jørgen Vig Knudstorp	18,000	29,118	—	2,122	49,239	*
Satya Nadella	—	6,876	—	8,564	15,440	*
Joshua Cooper Ramo	12,575	—	—	19,606	32,181	*
Clara Shih	25,725	19,998	—	4,394	49,687	*
Javier G. Teruel	101,139	114,242	—	12,552	227,933	*
Myron E. Ullman, III	14,000	193,964	—	4,455	212,419	*
John Culver	261,639	576,126	—	—	837,765	*
Patrick J. Grismer	—	—	47,395	—	47,395	*
Lucy Helm	75,664	334,939	—	—	410,603	*
All current directors and executive officers as a group (18) persons	1,298,041	3,332,521	47,395	105,575	4,783,532	*
5% Shareholders						
BlackRock Inc.[5]	81,804,706	—	—	—	81,804,706	6.95
The Vanguard Group[6]	89,914,213	—	—	—	89,914,213	7.64

[1] Represents the number of shares of common stock beneficially owned on December 16, 2019.

[2] Represents options that were exercisable on December 16, 2019 and options that become exercisable within 60 days of December 16, 2019.

[3] Represents the number of common stock units held under our Deferred Compensation Plan for Non-Employee Directors.

[4] Based on 1,176,566,436 shares of Starbucks common stock outstanding on December 16, 2019. Percent of class as of December 16, 2019 is calculated for each person and group by dividing the number of shares beneficially owned by the sum of the total shares outstanding plus the number of shares subject to securities beneficially owned by that person or group.

[5] BlackRock, Inc. stated in its Schedule 13G filing with the SEC on February 6, 2019 (the "BlackRock 13G filing") that, of the 81,804,706 shares beneficially owned at December 31, 2018, it has (a) sole voting power with respect to 71,085,887 shares, (b) shared voting power with respect to 0 shares, (c) sole power to dispose of 81,804,706 shares and (d) shared power to dispose of 0 shares. According to the BlackRock 13G filing, the address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

[6] The Vanguard Group stated in its Schedule 13G filing with the SEC on February 11, 2019 (the "Vanguard 13G filing") that, of the 89,914,213 shares beneficially owned at December 31, 2018, it has (a) sole voting power with respect to 1,555,423 shares, (b) shared voting power with respect to 340,855 shares, (c) sole power to dispose of 88,051,279 shares and (d) shared power to dispose of 1,862,934 shares. According to the Vanguard 13G filing, the address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

Additional Information

EXPENSES OF SOLICITATION

We will bear the expense of preparing, printing and mailing this proxy statement and the proxies we solicit. Proxies will be solicited by mail, telephone, personal contact and electronic means and may also be solicited by directors, officers and Starbucks partners in person, by the Internet, by telephone or by facsimile transmission, without additional remuneration. We have retained Alliance Advisors to act as a proxy solicitor in conjunction with the Annual Meeting. We have agreed to pay Alliance Advisors $20,000, plus reasonable out-of-pocket expenses, for proxy solicitation services.

We also will request brokerage firms, banks, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares of our stock as of the record date and will reimburse them for the cost of forwarding the proxy materials in accordance with customary practice.

Your cooperation in promptly voting your shares and submitting your proxy by the Internet or telephone, or by completing and returning the enclosed proxy card (if you received your proxy materials in the mail), will help to avoid additional expense.

INTERNET VOTING

The Company is incorporated under Washington law, which specifically permits electronically transmitted proxies, provided that the transmission must either set forth or be submitted with information from which it can reasonably be determined that the transmission was authorized by the shareholder. The electronic voting procedures provided for the Annual Meeting are designed to authenticate each shareholder by use of a control number to allow shareholder to vote their shares and to confirm that their instructions have been properly recorded.

INTERNET AVAILABILITY OF ANNUAL MEETING MATERIALS

Under SEC rules, Starbucks has elected to make our proxy materials available to the majority of our shareholders over the Internet rather than mailing paper copies of those materials to each shareholder. On January 24, 2020, we mailed to the majority of our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") directing shareholders to a website where they can access the proxy statement for our Annual Meeting of Shareholders and Annual Report and view instructions on how to vote their shares via the Internet or by phone. If you received the Notice only and would like to receive a paper copy of the proxy materials, please follow the instructions printed on the Notice to request that a paper copy be mailed to you.

PROPOSALS OF SHAREHOLDERS

Pursuant to SEC Rule 14a-8, shareholder proposals intended for inclusion in our 2021 proxy statement and acted upon at our 2021 Annual Meeting of Shareholders (the "2021 Annual Meeting") must be received by us at our executive offices at 2401 Utah Avenue South, Mail Stop S-LA1, Seattle, Washington 98134, Attention: Corporate Secretary, on or prior to September 26, 2020.

Shareholder proposals submitted for consideration at the 2021 Annual Meeting of Shareholders but not submitted for inclusion in our proxy statement for our 2021 Annual Meeting pursuant to SEC Rule 14a-8, including shareholder nominations for candidates for election as directors, generally must be delivered to the Corporate Secretary at our executive offices no later than 120 days nor earlier than 150 days before the first anniversary of the date of the 2020 Annual Meeting of Shareholders. As a result, any notice given by a shareholder pursuant to the provisions of our bylaws (other than notice pursuant to SEC Rule 14a-8 or proxy access as discussed below) must be received no earlier than October 19, 2020, and no later than November 18, 2020. However, if the date of the 2021 Annual Meeting occurs more than 30 days before or more than 60 days after March 18, 2021, notice by the shareholder of a proposal must be delivered no earlier than the close of business on the 150th day prior to the date of such annual meeting and no later than the close of business on the later of the 120th day prior to the date of such annual meeting or, if the first public announcement of the date of the annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which we first make a public announcement of the date of the annual meeting. Shareholder proposals or nominations must include the specified information concerning the shareholder and the proposal or nominee as described in our bylaws.

DIRECTOR NOMINATIONS FOR INCLUSION IN STARBUCKS PROXY MATERIALS (PROXY ACCESS)

Notice of proxy access director nominees must be delivered to the corporate secretary at our executive offices no earlier than August 27, 2020, and no later than September 26, 2020.

SHAREHOLDERS SHARING THE SAME ADDRESS

We have adopted a procedure called "householding," which has been approved by the SEC. Under this procedure, we will deliver only one copy of our Notice of Internet Availability of Proxy Materials, and for those shareholders that received a paper copy of proxy materials in the mail, one copy of our fiscal 2019 Annual Report on Form 10-K to shareholders and this proxy statement, to multiple shareholders who share the same address (if they appear to be members of the same family) unless we have received contrary instructions from an affected shareholder. Shareholders who participate in householding will continue to receive separate proxy cards if they received a paper copy of proxy materials in the mail. This procedure reduces our printing costs, mailing costs and fees, and also supports our environmental goals set forth in our annual Global Social Impact Report. If you are a shareholder, share an address and last name with one or more other shareholders and would like to revoke your householding consent or you are a shareholder eligible for householding and would like to participate in householding, please contact Broadridge, either by calling toll free at (866) 540-7095 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within 30 days of receipt of the revocation of your consent. A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker or other holder of record to request information about householding.

ANNUAL REPORT TO SHAREHOLDERS ON FORM 10-K

The fiscal 2019 Annual Report on Form 10-K is being mailed with this proxy statement to those shareholders that received a copy of the proxy materials in the mail. For those shareholders that received the Notice of Internet Availability of Proxy Materials, this proxy statement and our Annual Report are available at our website at http://investor.starbucks.com. Additionally, and in accordance with SEC rules, you may access our proxy statement at www.proxyvote.com. **Upon request by any shareholder, we will furnish, without charge, a copy of the 2019 Annual Report.**

To submit your request by telephone, call 1-800-579-1639. To request by email, contact sendmaterial@proxyvote.com.

Web links and QR codes throughout this document are provided for convenience only, and the content on the referenced websites does not constitute a part of this proxy statement.

OTHER BUSINESS

The board of directors knows of no other matters that properly may be brought before the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting, the persons appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment.

Annex A – Non-GAAP Measures

The Company provides certain non-GAAP financial measures in this proxy statement that are not in accordance with, or alternatives for, generally accepted accounting principles in the United States. Our non-GAAP financial measure of non-GAAP EPS excludes the below listed items, as they do not contribute to a meaningful evaluation of the Company's future operating performance or comparisons to the Company's past operating performance. The GAAP measure most directly comparable to non-GAAP EPS is diluted net earnings per share.

Non-GAAP Exclusion	Rationale
East China acquisition-related gain	Management excludes the gain on the purchase of our East China joint venture as this incremental gain was specific to the purchase activity and for reasons discussed above.
Sale of Taiwan joint venture operations	Management excludes the gain related to the sale of our Taiwan joint venture operations as this incremental gain was specific to the sale activity and for reasons discussed above.
Sale of Tazo brand	Management excludes the net gain on the sale of our assets associated with our Tazo brand and associated transaction costs as these items do not reflect future gains, losses, costs or tax benefits and for reasons discussed above.
Sale of certain retail operations	Management excludes the gains and net loss related to the sale of our Thailand, France, the Netherlands and Brazil retail operations as these items do not reflect future gains, losses or tax impacts for reasons discussed above.
Restructuring, impairment and optimization costs	Management excludes restructuring charges and business process optimization costs related to strategic shifts in its Teavana, U.S., international, e-commerce and other business units. Additionally, management excludes expenses related to divesting certain lower-margin businesses and assets, such as closure of certain company-operated stores and Switzerland intangible asset impairments. Management excludes these items for reasons discussed above. These expenses are anticipated to be completed within a finite period of time.
Transaction and integration-related costs	Management excludes transaction and integration costs and amortization of the acquired intangible assets for reasons discussed above. Additionally, the majority of these costs will be recognized over a finite period of time.
2018 U.S. stock award	Management excludes the incremental stock-based compensation award granted in the third quarter of fiscal 2018 for reasons discussed above.
Nestlé transaction-related costs	Management excludes the transaction-related costs associated with Nestlé for reasons discussed above.
Other tax matters	On December 22, 2017, the Tax Cuts and Jobs Act was signed into U.S. law. Management excludes the estimated transition tax on undistributed foreign earnings, the impacts of estimated incremental foreign withholding taxes on expected repatriated earnings and the re–measurement of deferred tax assets and liabilities due to the reduction of the U.S. federal corporate income tax rate for reasons discussed above.

Non-GAAP EPS may have limitations as an analytical tool. This measure should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP. Other companies may calculate this non-GAAP financial measure differently than the Company does, limiting the usefulness of such measure for comparative purposes.

Consolidated	Year Ended		Change
	Sep 29, 2019	Sep 30, 2018	
Diluted net earnings per share, as reported (GAAP)	$ 2.92	$ 3.24	(10)%
East China acquisition-related gain	—	(0.99)	
Sale of Taiwan joint venture operations	—	(0.11)	
Sale of Tazo brand	—	(0.25)	
Gain on sale of certain retail operations	(0.51)	0.01	
Restructuring, impairment and optimization costs[1]	0.12	0.17	
International transaction and integration-related items[2]	0.21	0.16	
2018 U.S. stock award[3]	0.05	0.03	
Nestlé transaction-related costs	0.01	0.04	
Other tax matters[4]	0.06	0.13	
Income tax effect on Non-GAAP adjustments[5]	(0.03)	(0.02)	
Non-GAAP EPS	$ 2.83	$ 2.42	17%

[1] Represents costs associated with our restructuring efforts, primarily severance, lease termination costs and asset impairments related to certain company-operated store closures, as well as business process optimization costs, largely consulting fees.

[2] Includes transaction costs for the acquisition of our East China joint venture and the divestitures of our Taiwan joint venture and Thailand retail operations; ongoing amortization expense of acquired intangible assets associated with the acquisition of East China and Starbucks Japan; and the related post-acquisition integration costs, such as incremental information technology and compensation-related costs.

[3] Represents incremental stock-based compensation award for U.S. partners (employees).

[4] Represents the estimated impact of the U.S. Tax Cuts and Jobs Act, specifically the transition tax on undistributed foreign earnings, estimated incremental foreign withholding taxes on expected repatriated earnings and the re-measurement of deferred taxes.

[5] Adjustments were determined based on the nature of the underlying items and their relevant jurisdictional tax rates.

   Responsibility

Admission Requirements and Transportation Information for the
Starbucks Corporation
2020 Annual Meeting Of Shareholders

Wednesday, March 18, 2020	10:00 a.m. Doors open at 8:00 a.m. (Pacific Time)	WAMU Theater next to CenturyLink Field 800 Occidental Avenue South Seattle, WA 98134

How to Vote

Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods below. Make sure to have your proxy card or voting instruction form (VIF) in hand.



By internet
go to www.proxyvote.com;



By toll-free telephone
from the United States,
U.S. territories and Canada:
call 1-800-690-6903;



By mail (if you received a paper copy of the proxy materials by mail): mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope; or



By scanning the QR code using your mobile device.

Shareholders may also vote in person at the Annual Meeting. If you are a registered shareholder (that is, you hold your shares in your name), you must present valid identification and proof of share ownership to vote at the meeting. If you are a beneficial shareholder (that is, your shares are held in the name of a broker, bank or other holder of record), you will also need to obtain a "legal proxy" from the holder of record to vote at the meeting.

Admission Requirements

As noted in this document, to be admitted to the meeting you will be required to present a government-issued photo identification (such as a driver's license or passport) and valid proof of ownership, meaning one of the following.

- Notice of Internet Availability of Proxy Materials;
- Proxy Card;
- Voting Information Form;
- Legal proxy provided by your bank, broker, or nominee;
- Email notice of the Annual Meeting (if you received notice that way); or
- Other proof of share ownership (such as your brokerage statement) as of the January 10, 2020 record date.

Shareholders holding shares in a joint account may be admitted to the meeting if they provide proof of joint ownership and both shareholders follow the admission requirements described above. We will not be able to accommodate non-shareholder guests at the Annual Meeting.

Accessibility

Starbucks is committed to providing an accessible experience. The event will be interpreted in American Sign Language and real-time captioning will be provided in the auditorium. WAMU Theater is an accessible building with wheelchair seating, disability parking and accessible restrooms. If you have a disability accommodation request, please email us at investorrelations@starbucks.com or call us at (206) 318-7118 by March 1, 2020. Alternate formats of this proxy statement and the Annual Report are available at http://investor.starbucks.com or upon request by contacting investorrelations@starbucks.com.

Please Note

Upon verification of proof of share ownership and identification, shareholders will be admitted into the venue. As always, we anticipate a large number of attendees at the Annual Meeting of Shareholders. Seating will be on a first-come, first-served basis until venue capacity has been reached. We cannot guarantee seating for all shareholders.

Parking Options

Parking is available in the CenturyLink Field Event Center Garage located at 330 South Royal Brougham Way (on the south end of WAMU Theater). The Sounder Train and Link Light Rail have stations near the theater. Please visit https://www.soundtransit.org/schedule for full service details.